 As filed with the Securities and Exchange Commission on November 4, 1999

                                                Registration No. 333-89879
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                               ----------------

                             AMENDMENT NO. 1

                                    to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                               ----------------
                                PHONE.COM, INC.
            (Exact Name of Registrant as Specified in Its Charter)
                               ----------------

     Delaware                  3661                       94-3219054
 (State or Other
 Jurisdiction of   (Primary Standard Industrial        (I.R.S. Employer
 Incorporation or
  Organization)     Classification Code Number)      Identification Number)

                               ----------------
                             800 Chesapeake Drive
                        Redwood City, California 94063
                                (650) 562-0200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ----------------
                                Alain Rossmann
                     Chairman and Chief Executive Officer
                                Phone.com, Inc.
                             800 Chesapeake Drive
                        Redwood City, California, 94063
                                (650) 562-0200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                               ----------------
                                  Copies to:
           Mark A. Medearis                       Mark A. Bertelsen
             Edward Y. Kim                         Jose F. Macias
            Anita Vasudevan                           Jon Avina
           Venture Law Group                        Elise Brinck
      A Professional Corporation          Wilson Sonsini Goodrich & Rosati
          2775 Sand Hill Road                 Professional Corporation
         Menlo Park, CA 94025                    650 Page Mill Road
                               ----------------  Palo Alto, CA 94304
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                               ----------------
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          Proposed
                                            Proposed      Maximum
 Title of Each Class of    Amount to be     Maximum      Aggregate    Amount of
    Securities to be      Registered (1) Offering Price   Offering   Registration
       Registered                         Per Unit (2)    Price(2)       Fee
---------------------------------------------------------------------------------
 Common Stock, $.001 par
  value $.001               7,590,000     $102.375 (2)  $777,026,250 $216,014 (3)
---------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The foregoing share and per share amounts are adjusted to reflect the Registrant's proposed two-for-one stock split to be effected in November 1999.

(1) Includes 990,000 shares of common stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's Common Stock as reported on The Nasdaq National Market on October 29, 1999 in accordance with Rule 457 under the Securities Act.

(3)  Previously paid.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to the registration or qualification under the securities laws +
+of any such State.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION DATED NOVEMBER 4, 1999

                             6,600,000 Shares


                              [LOGO OF PHONE.COM]

                                  Common Stock

                                   --------

  We are selling 2.2 million shares of common stock and the selling stockholders are selling 4.4 million shares of common stock. We will not receive any of the proceeds from shares sold by the selling stockholders.

  The underwriters have an option to purchase a maximum of 990,000 additional shares to cover over-allotments of shares.

  Our shares are listed for trading on the Nasdaq National Market under the symbol "PHCM." On November 2, 1999, the last reported sales price for our common stock on the Nasdaq National Market was $107.34 per share (as adjusted to reflect our proposed two-for-one stock split).

  Investing in the common stock involves risks. See "Risk Factors" starting on page 8.

                                          Underwriting              Proceeds to
                                 Price to Discounts and Proceeds to   Selling
                                  Public   Commissions   Phone.com  Stockholders
                                 -------- ------------- ----------- ------------
Per Share.......................
Total...........................

  The shares of common stock will be delivered on or about      , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                                 Goldman, Sachs & Co.

Hambrecht & Quist

          Robertson Stephens

                     U.S. Bancorp Piper Jaffray

                                             Banc of America Securities LLC

                   The date of this prospectus is     , 1999

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    8
Special Note Regarding Forward-
 Looking Statements.................   17
Use of Proceeds.....................   18
Price Range of Common Stock.........   18
Dividend Policy.....................   18
Additional Information About
 Phone.com..........................   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
 Data...............................   21
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   22

                                      Page
                                      ----
Business............................   36
Management..........................   52
Certain Transactions................   62
Principal and Selling Stockholders..   64
Description of Capital Stock........   67
Shares Eligible for Future Sale.....   69
Underwriting........................   71
Notice to Canadian Residents........   73
Legal Matters.......................   74
Experts.............................   74
Where You Can Find More
 Information........................   74
Index to Financial Statements.......  F-1

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. The information in this prospectus reflects our proposed two-for-one stock split, which will be effected through a stock dividend to all stockholders of record as of October 29, 1999.

                                Phone.com, Inc.

   We are a leading provider of software that enables the delivery of Internet-based services to mass-market wireless telephones. Using our software, network operators can provide Internet-based services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Our software platform consists of the UP.Link Server Suite, which is installed on network operators' systems, and UP.Browser, which is embedded in wireless telephones.

   In September 1999, we announced MyPhone, our mobile Internet portal platform that enables network operators to rapidly deploy branded portal sites for their wireless subscribers. With MyPhone, network operators can provide their subscribers with a customized set of information services and applications that are optimized for the mobile user, thereby enhancing subscriber loyalty and capturing new revenue opportunities.

   We were a pioneer in the convergence of the Internet and mobile telephony. To provide a worldwide standard for the delivery of Internet-based services over mass-market wireless telephones, we formed the Wireless Application Protocol Forum in close cooperation with co-founders Ericsson, Motorola and Nokia. In April 1998, the WAP Forum published technical specifications for application development and product interoperability, substantial portions of which are based on our technology and on Internet standards. Over 150 leading network operators, telecommunications device and equipment manufacturers, and software and services companies worldwide have joined the WAP Forum as of September 1999.

   We focus on selling our UP.Link Server Suite and related technical support to network operators to enable them to offer a variety of wireless Internet-based services to their subscribers. The UP.Link Server Suite includes (1) a means of exchanging data between the Internet and mass-market wireless telephones, commonly referred to as a gateway; (2) a service platform that performs subscriber management and service provisioning functions and communicates with the network operator's customer care and billing systems; and
(3) Internet-based wireless applications such as email and personal information management software. As of October 1999, 46 network operators have licensed our software and have commenced or announced commercial service or are in market or laboratory trials. Our current network operator customers include:

   . AT&T Wireless Services
   . Bell Atlantic Mobile               .  Sprint PCS
                                        .  Mannesmann Mobilfunk (D2)
   . GTE Wireless                       .  Nextel Communications
   . SFR/CEGETEL                        .  Southern LINC
   . DDI Corporation                    .  Shinsegi Telecom
   . IDO Corporation                    .  US West
   . Bell Mobility                      .  Telstra Corporation
   . LG Telecom                         .  Deutsche Telekom Mobilnet GmbH (T-
   . Omnitel                               Mobile)

                                        .  Telecom Italia Mobile

   The UP.Browser is a browser and messaging software product that is specifically designed for mass-market wireless telephones. We license our UP.Browser software to wireless telephone manufacturers, who embed UP.Browser into their products. In order to encourage these manufacturers to include UP.Browser in their wireless telephone models, no per-unit royalty is charged. As of September 1999, 25 wireless telephone manufacturers have licensed UP.Browser, including:

   . Alcatel                            .  Neopoint
   . Bosch                              .  Nokia
   . Casio                              .  Panasonic (Matsushita)
   . Hitachi                            .  Philips
   . Hyundai Electronics                .  Qualcomm
   . IGS                                .  Sagem
   . Kyocera                            .  Samsung Electronics
   . LG Information & Communications    .  Sharp
   . Mitsubishi                         .  Siemens
   . Motorola                           .  Sony
   . NEC                                .  Toshiba
                                        .  3Com (Palm Computing division)

In addition, Ericsson has announced that it will introduce wireless telephones that will be interoperable with the UP.Link Server Suite.

   Our principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and our telephone number is (650) 562-0200.

Recent Developments

   In October 1999, we completed the acquisition of the outstanding share capital of APiON Telecoms Ltd., a company based in Belfast, Northern Ireland. APiON is a provider of WAP software products to GSM network operators in Europe and has expertise in GSM Intelligent Networks, wireless data and WAP technology. APiON has commercial relationships with a number of GSM network operators in Europe including Eircell, Swisscom and Sonera Ltd. In connection with this transaction, we acquired all of the outstanding shares of capital stock of APiON in exchange for an aggregate of approximately 2,393,026 shares of our common stock. A portion of these shares are held in escrow for a period of one year to indemnify us against potential liabilities of APiON and its former shareholders. In addition, we also agreed to issue cash and common stock with an aggregate value of up to $14.1 million to current and former employees of APiON. A more detailed description of the transaction is provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  The Offering

Common stock offered............... 6,600,000 shares (comprised of 2,200,000 shares offered by Phone.com and 4,400,000
                                    shares offered by selling stockholders, of
                                    which 956,000 shares are being offered by
                                    former APiON shareholders)
Common stock to be outstanding
 after this offering............... 64,783,964 shares
                                    Working capital and general corporate
Use of proceeds.................... purposes
Nasdaq National Market symbol...... PHCM

   The table above is based on shares outstanding as of September 30, 1999 as adjusted to give effect to our proposed stock split. This table excludes:

  . 9,783,420 shares subject to outstanding options at a weighted average exercise price of $5.34 per share as of September 30, 1999,

  . an aggregate of 7,895,432 shares available for future issuance under our 1995 Stock Plan, 1996 Stock Plan, 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan as of September 30, 1999,

  . 2,393,026 shares issued in October 1999 to former APiON shareholders in connection with the APiON acquisition.

                      Summary Consolidated Financial Data

                                                                     Three Months Ended
                                  Year Ended June 30,                   September 30,
                          --------------------------------------  ---------------------------
                                                    1999                         1999
                                             -------------------           ------------------
                           1997      1998     Actual   Pro Forma   1998    Actual   Pro Forma
                          -------  --------  --------  ---------  -------  -------  ---------
                                      (In thousands, except per share data)
Consolidated Statements
 of Operations Data:
Revenues:
 License................  $    80  $    522  $  5,229  $   5,229  $   202  $ 5,262  $  5,262
 Maintenance and support
  services..............      212     1,683     5,921      5,921    1,005    2,465     2,465
 Consulting services....       --        --     2,292      2,292      161      820       820
                          -------  --------  --------  ---------  -------  -------  --------
  Total revenues........      292     2,205    13,442     13,442    1,368    8,547     8,547
                          -------  --------  --------  ---------  -------  -------  --------
Gross profit (loss).....      (61)    1,047     8,903      8,903      815    6,197     6,197
Stock-based
 compensation...........       --       108     1,011      4,832      249      212       530
Amortization of goodwill
 and other intangible
 assets.................       --        --        --     81,512       --       --    20,367
Other operating
 expenses...............    8,394    12,544    28,354     29,438    4,931   12,332    13,002
                          -------  --------  --------  ---------  -------  -------  --------
Operating loss..........   (8,455)  (11,605)  (20,462)  (106,879)  (4,365)  (6,347)  (27,702)
                          -------  --------  --------  ---------  -------  -------  --------
Net loss................  $(7,991) $(10,623) $(20,763) $(107,327) $(3,950) $(4,938) $(26,327)
                          =======  ========  ========  =========  =======  =======  ========
Basic and diluted net
 loss per share.........  $ (0.84) $  (1.02) $  (1.49) $   (6.57) $ (0.36) $ (0.08) $  (0.41)
                          =======  ========  ========  =========  =======  =======  ========
Shares used in computing
 basic and diluted net
 loss per share.........    9,552    10,442    13,932     16,325   11,078   61,932    64,325
                          =======  ========  ========  =========  =======  =======  ========

                                                           September 30, 1999
                                                          --------------------
                                                           Actual  As Adjusted
                                                          -------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments........ $117,808  $341,339
Total assets.............................................  136,821   360,352
Equipment loan and capital lease obligations, less
 current portion.........................................      387       387
Total stockholders' equity...............................   87,571   311,102

--------
See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute the net loss per share amounts.

   The pro forma consolidated statements of operations data for the year ended June 30, 1999 and the three months ended September 30, 1999, and the pro forma consolidated balance sheet data as of September 30, 1999 summarized above have been derived from the unaudited Pro Forma Combined Condensed Financial Statements contained elsewhere in this prospectus. The pro forma combined condensed balance sheet data assumes that the APiON acquisition took place on September 30, 1999 and combines Phone.com's consolidated balance sheet data as of September 30, 1999 with the WAP Business of APiON's statement of assets acquired and liabilities assumed data as of June 30, 1999. The pro forma combined condensed statement of operations data assumes the acquisition took place on July 1, 1998 and combines Phone.com's consolidated statement of operations data for the year ended June 30, 1999 and the three months ended September 30, 1999, with the WAP Business of APiON's statement of operations data for the period from May 1, 1998 (inception) through March 31, 1999 and the three months ended June 30, 1999, respectively.

   The as adjusted numbers in the table above are adjusted to give effect to receipt of the net proceeds from the sale of shares of common stock offered by us at the assumed public offering price of $107.34 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. See also "Use of Proceeds," "Capitalization" and "Underwriting."

   Except as otherwise noted herein, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. In addition, the information in this prospectus gives effect to our proposed two-for-one stock split, which will be effected through a stock dividend to all stockholders of record as of October 29, 1999.

                                  RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are intended to highlight risks that are specific to us and are not the only ones that we face. Additional risks and uncertainties, such as those that generally apply to our industry or to companies that have recently undertaken initial public offerings, also may impair our business operations. You should also refer to the other information set forth in this prospectus, including the discussions set forth in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our consolidated financial statements and the related notes. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Our future profitability is uncertain because we have a limited operating history.

   Because we commenced operations in December 1994 and commercially released our first products in June 1996, we only have a limited operating history on which you can base your evaluation of our business. We may not continue to grow or achieve profitability. We face a number of risks encountered by early stage companies in the wireless telecommunications and Internet software industries, including:

  . our need for network operators to launch and maintain commercial services utilizing our products;
  . the uncertainty of market acceptance of commercial services utilizing our products;
  . our substantial dependence on products with only limited market acceptance to date;
  . our need to introduce reliable and robust products that meet the demanding needs of network operators and wireless telephone manufacturers;
  . our need to expand our marketing, sales, consulting and support organizations, as well as our distribution channels;
  . our ability to anticipate and respond to market competition;
  . our need to manage expanding operations; and . our dependence upon key personnel.

   Our business strategy may not be successful, and we may not successfully address these risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

We may not achieve or sustain our revenue or profit goals.

   Because we expect to continue to incur significant product development, sales and marketing, and administrative expenses, we will need to generate significant revenues to become profitable and sustain profitability on a quarterly or annual basis. We may not achieve or sustain our revenue or profit goals, and our ability to do so depends on a number of factors outside of our control, including the extent to which:

  . there is market acceptance of commercial services utilizing our products; . our competitors announce and develop, or lower the prices of, competing products; and
  . our strategic partners dedicate resources to selling our products and services.

   As a result, we may not be able to increase revenue or achieve profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Our quarterly operating results are subject to significant fluctuations, and our stock price may decline if we do not meet expectations of investors and analysts.

   Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

  . delays in market acceptance or implementation by our customers of our products and services;

  . changes in demand by our customers for additional products and services;

  . our lengthy sales cycle, our concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental network operator customer;

  . introduction of new products or services by us or our competitors;

  . delays in developing and introducing new products and services;

  . changes in our pricing policies or those of our competitors or customers;

  . changes in our mix of domestic and international sales;

  . risks inherent in international operations;

  . changes in our mix of license, consulting and maintenance and support services revenues;

  . changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation; and

  . the impact of year 2000 concerns on the timing of capital expenditures by network operators and their launches of commercial services utilizing our products and services.

   Our sales cycle, which is lengthy--typically between nine and twelve months--contributes to fluctuations in our quarterly operating results. Many factors outside our control add to the lengthy education and customer approval process for our products. For example, many of our prospective customers have neither budgeted expenses for the provision of Internet-based services to wireless subscribers nor specifically dedicated personnel for the procurement and implementation of our products and services. Further, the emerging and evolving nature of the market for Internet-based services via wireless telephones may lead prospective customers to postpone their purchasing decisions. In addition, general concerns regarding year 2000 compliance may further delay purchase decisions by prospective customers.

   Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period to period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance.

We may be unable to successfully integrate APiON into our business or achieve the expected benefits of the APiON acquisition.

   Our acquisition of APiON, which was completed in October 1999, will require integrating the business and operations of APiON with our company. We may not be able to successfully assimilate the personnel, operations and customers of APiON into our business. Additionally, we may fail to achieve the anticipated synergies from the acquisition of APiON, including marketing, product development, distribution and other operational synergies.

   The integration process may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives. In addition, we are not experienced in managing significant facilities or operations in geographically distant areas. Finally, we cannot be certain that we will be able to retain APiON's key employees.

Our sales cycle is long, and our stock price could decline if sales are delayed or cancelled.

   Quarterly fluctuations in our operating performance are exacerbated by our sales cycle, which is lengthy, typically between nine and twelve months, and unpredictable. Because our products represent a significant capital investment for our customers, we spend a substantial amount of time educating customers regarding the use and benefits of our products and they in turn spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our products. Any delay in sales of our products could cause our quarterly operating results to vary significantly from projected results, which could cause our stock price to decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

Our success depends on acceptance of our products and services by network operators and their subscribers.

   From inception through September 30, 1999, 30% of our total cumulative revenues have come from fees paid to us by wireless telephone manufacturers that embed our browser in their wireless telephones. However, our future success depends on our ability to increase revenues from sales of our UP.Link Server Suite software and related services to new and existing network operator customers and on market acceptance of new products and services, and we may not be able to achieve widespread adoption by these customers. This dependence is exacerbated by the relatively small number of network operators worldwide. To date, we currently have only a limited number of network operator customers, including AT&T Wireless Services, Bell Atlantic Mobile, DDI, GTE Wireless, IDO, SFR/Cegetel and Sprint, that have implemented and deployed services based on our products. We cannot assure you that network operators will widely deploy or successfully market services based on our products, or that large numbers of subscribers will use these services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

The market for the delivery of Internet-based services through wireless telephones is rapidly evolving, and we may not be able to adequately address this market.

   The market for the delivery of Internet-based services through wireless telephones is rapidly evolving and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless telephones. As a result, the life cycle of our products is difficult to estimate. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, in which case our business would suffer. In addition, we cannot predict the rate of adoption by wireless subscribers of these services or the price they will be willing to pay for these services. As a result, it is extremely difficult to predict the pricing of these services and the future size and growth rate of this market.

   Our network operator customers face implementation and support challenges in introducing Internet-based services via wireless telephones, which may slow their rate of adoption or implementation of the services our products enable. Historically, network operators have been relatively slow to implement new complex services such as Internet-based services. In addition, network operators may encounter greater customer service demands to support Internet-based services via wireless telephones than they do for their traditional voice services. We have limited or no control over the pace at which network operators implement these new services. The failure of network operators to introduce and support services utilizing our products in a timely and effective manner could harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

To date, we have relied on sales to a small number of customers, some of whom are our stockholders, and the failure to retain these customers or add new customers may harm our business.

   To date, a significant portion of our revenues in any particular period has been attributable to a limited number of customers, comprised primarily of network operators and wireless telephone manufacturers, some of whom are our stockholders. We believe that we will continue to depend upon a limited number of customers for a significant portion of our revenues for each quarter for the foreseeable future. Any failure by us to capture a significant share of those customers could materially harm our business. For example, during the fiscal year ended June 30, 1998, AT&T Wireless Services, which owned approximately 2.5% of our common stock as of June 30, 1999, and Matsushita Communication Industrial accounted for approximately 22% and 18%, respectively, of our total revenues. For the fiscal year ended June 30, 1999, AT&T Wireless Services accounted for approximately 17% of our total revenues, and DDI Corporation, which owned approximately 0.6% of our common stock as of June 30, 1999, accounted for approximately 14% of our total revenues. For the three months ended September 30, 1999, DDI Corporation and AT&T Wireless Services accounted for 28% and 15%, respectively, of our total revenues The foregoing calculations are based on revenues derived from direct and indirect sales to these customers.

If wireless telephones are not widely adopted for mobile delivery of Internet-based services, our business could suffer.

   We have focused our efforts on mass-market wireless telephones as the principal means of delivery of Internet-based services using our products. If wireless telephones are not widely adopted for mobile delivery of Internet-based services, our business would suffer materially. Mobile individuals currently use many competing products, such as portable computers, to remotely access the Internet and email. These products generally are designed for the visual presentation of data, while wireless telephones historically have been limited in this regard. If mobile individuals do not adopt wireless telephones as a means of accessing Internet-based services, our business would suffer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

If widespread integration of browser technology does not occur in wireless telephones, our business could suffer.

   Because our current UP.Link Server Suite software offers enhanced features and functionality that are not currently covered by the specifications promulgated by the WAP Forum, subscribers currently must use UP.Browser-enabled wireless telephones in order to fully utilize these features and functionality. Additionally, we expect that future versions of our UP.Link Server Suite software will offer features and functionality that are compatible with the specifications promulgated by the WAP Forum. Our business could suffer materially if widespread integration of UP.Browser or WAP-compliant third party browser software in wireless telephones does not occur. Recently, a number of manufacturers have delayed commercial release of WAP-compliant wireless telephones, particularly affecting European and other markets based on the GSM standard. All of our agreements with wireless telephone manufacturers are nonexclusive, so they may choose to embed a browser other than ours in their wireless telephones. We may not succeed in maintaining and developing relationships with telephone manufacturers, and any arrangements may be terminated early or not renewed at expiration. In addition, wireless telephone manufacturers may not produce products using UP.Browser in a timely manner and in sufficient quantities, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Our strategy for the MyPhone service is subject to uncertainties, and we may not be able to achieve market acceptance of the service.

   In September 1999, we announced our MyPhone service. The MyPhone service will be used by network operator customers on a trial basis beginning in late 1999. We intend to offer MyPhone as an OEM service to enable network operators to create branded mobile Internet portals for their subscribers, and we do not currently intend to develop our own branded portal site. We have limited experience in developing mobile Internet portals, and we may not be successful in executing our business strategy for the MyPhone service. The success of MyPhone will depend on a number of factors, including the adoption of MyPhone by network operators, our ability to establish strong relationships with content and information service providers, our ability to provide compelling applications and services through MyPhone and the acceptance by wireless subscribers of the MyPhone service. Developing these capabilities and commercializing this service will require us to incur significant additional expenses, including costs relating to operating the portal, as well as sales and marketing and research and development expenses. We expect to incur these costs and expenses in advance of generating revenues from this service. Furthermore, our business model for MyPhone is new and evolving. Even if we are successful in executing this strategy, we cannot be certain that our business model for the MyPhone service will result in significant revenues or profitability.

The market for our products and services is highly competitive.

   The market for our products and services is becoming increasingly competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. In addition, a number of our competitors, including Nokia, have announced or are expected to announce enhanced features and functionality as proprietary extensions to the WAP protocol. Furthermore, some of our competitors, such as NTT, have introduced or may introduce services based on proprietary wireless protocols that are not compliant with the WAP specifications.

   We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings. Our current and potential competitors include the following:

  . Wireless equipment manufacturers, such as Ericsson and Nokia;
  . Microsoft;
  . Wireless Knowledge, a joint venture of Microsoft and Qualcomm;
  . Systems integrators, such as CMG plc, and software companies, such as
    Oracle Corporation;
  . Wireless network operators, such as NTT DoCoMo; and . Providers of Internet software applications and content, electronic messaging applications and personal information management software solutions.

   In particular, Microsoft Corporation has announced its intention to introduce products and services that may compete directly with our UP.Link, UP.Browser and UP.Application products. In addition, Microsoft has announced that it intends to enable its Windows CE operating system to run on wireless handheld devices, including wireless telephones, and to develop and market its own browser for these devices. Furthermore, Nokia is marketing a WAP server to corporate customers and content providers. This WAP server is designed to enable wireless telephone subscribers to directly access applications and services provided by these customers, rather than through gateways provided by network operators' WAP servers. If Nokia's WAP server is widely adopted by corporate customers and content providers, it could undermine the need for network operators to purchase WAP servers. Many of our existing competitors, as well as potential competitors, have substantially greater financial, technical, marketing and distribution resources than we do.

   As we enter new markets and introduce new services, such as the MyPhone service, we will face additional competitors. These competitors may include telecommunications companies such as Lucent Technologies, traditional Internet portals such as AOL, InfoSpace, Microsoft and Yahoo!, Internet infrastructure software companies and several private mobile Internet portal companies. See "Business--Competition."

Our software products may contain defects or errors, and shipments of our software may be delayed.

   The software we develop is complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing Internet software and telecommunications markets. Software products and services as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. We have in the past experienced delays in releasing some versions of our products until software problems were corrected. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources, and increased service and warranty costs, any of which could harm our business. See "Business--Research and Product Development."

We depend on recruiting and retaining key management and technical personnel with telecommunications and Internet software experience.

   Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key employees. In particular, our future success depends in part on the continued services of each of our current executive officers. We currently maintain key person life insurance policies for Alain Rossmann, our Chief Executive Officer, and Charles Parrish, our Executive Vice President. We are seeking to hire a Vice President of Worldwide Sales and a general manager of the MyPhone service. Competition for qualified personnel in the telecommunications and Internet software industries is intense, and finding qualified personnel with experience in both industries is even more difficult. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others have in the past, and may in the future, attempt to recruit our employees. See "Business--Employees."

We may fail to support our anticipated growth in operations.

   To succeed in the implementation of our business strategy, we must rapidly execute our sales strategy and further develop products and expand service capabilities, while managing anticipated growth by implementing effective planning and operating processes. If we fail to manage our growth effectively, our business could suffer materially. To manage anticipated growth, we must:

  . continue to implement and improve our operational, financial and management information systems; for example, we are currently in the process of implementing Oracle financial software;
  . hire, train and retain additional qualified personnel;
  . continue to expand and upgrade core technologies; and . effectively manage multiple relationships with various network operators, wireless telephone manufacturers, content providers, applications developers and other third parties.

   Our systems, procedures and controls may not be adequate to support our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our products and services. See "Business-- Employees."

Our success, particularly in international markets, depends in part on our ability to maintain and expand our distribution channels.

   Our success depends in part on our ability to increase sales of our products and services through value-added resellers and systems integrators and to expand our indirect distribution channels. If we are unable to maintain the relationships that we have with our existing distribution partners, increase revenues derived from sales through our indirect distribution channels, or increase the number of distribution partners with whom we have relationships, then we may not be able to increase our revenues or achieve profitability.

   To date, the majority of our revenues from international markets have resulted from our direct sales efforts. We expect that network operators in international markets generally will require that our products and support services be supplied through value-added resellers and systems integrators. Thus, we expect that a significant portion of international sales will be made through value-added resellers and systems integrators, and the success of our international operations will depend on our ability to maintain productive relationships with value-added resellers and systems integrators.

   In addition, our agreements with our distribution partners do not restrict the sale by them of products and services that are competitive with our products and services, and each of our partners generally can cease marketing our products and services at their option and, in some circumstances, with little notice and with little or no penalty. See "Business--Sales and Marketing."

We depend on others to provide content and develop applications for wireless telephones.

   In order to increase the value to customers of our product platform and encourage subscriber demand for Internet-based services via wireless telephones, we must successfully promote the development of Internet-based applications and content for this market. If content providers and application developers fail to create sufficient applications and content for Internet-based services via wireless telephones, our business could suffer materially. Our success in motivating content providers and application developers to create and support content and applications that subscribers find useful and compelling will depend, in part, on our ability to develop a customer base of network operators and wireless telephone manufacturers large enough to justify significant and continued investments in these endeavors. See "Business-- Research and Product Development" and "--Sales and Marketing."

If we are unable to integrate our products with third-party technology, such as network operators' systems, our business may suffer.

   Our products are integrated with network operators' systems and wireless telephones. If we are unable to integrate our platform products with these third-party technologies, our business could suffer materially. For example, if, as a result of technology enhancements or upgrades of these systems or telephones, we are unable to integrate our products with these systems or telephones, we could be required to redesign our software products. Moreover, many network operators use legacy, or custom-made, systems for their general network management software. Legacy systems are typically very difficult to integrate with new server software such as our UP.Link Server Suite. We may not be able to redesign our products or develop redesigned products that achieve market acceptance. See "Business--Research and Product Development."

An interruption in the supply of software that we license from third parties could cause a decline in product sales.

   We license technology that is incorporated into our products from third parties, such as RSA Data Security, Inc. and other companies. Any significant interruption in the supply of any licensed software could cause a decline in product sales, unless and until we are able to replace the functionality provided by this licensed software. We also depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could materially harm our business. See "Business--Research and Product Development."

We may be unable to adequately protect our proprietary rights.

   Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We rely on patent protection, as well as a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions, to protect our proprietary rights, but these legal means afford only limited protection. See "Business--Intellectual Property Rights."

We may be sued by third parties for infringement of their proprietary rights.

   The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business. See "Business--Intellectual Property Rights."

International expansion is an important part of our strategy, and this expansion carries specific risks.

   International sales of products and services accounted for 7%, 44% and 66% of our total revenues in the years ended June 30, 1997, 1998 and 1999, respectively, and 71% for the quarter ended September 30, 1999. We expect international sales to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. Risks inherent in our international business activities include business risks, economic and political risks, and legal risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

Our year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could harm our business.

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could materially and adversely affect our business. We may face claims based on year 2000 issues arising from the integration of multiple products, including ours, within an overall system. Network operators may also cease or delay purchase and installation of new complex systems, such as our server software products, as a result of, and during, their own internal year 2000 testing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

We may acquire technologies or companies in the future, and these acquisitions could result in the dilution of our stockholders and disruption of our business.

   We may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

  . diversion of management's attention from other business concerns;
  . failure to assimilate the acquired company with our pre-existing business;
  . potential loss of key employees from either our pre-existing business or the acquired business;
  . dilution of our existing stockholders as a result of issuing equity securities; and
  . assumption of liabilities of the acquired company.

Our stock price, like that of many companies in the Internet and telecommunications software industries, may be volatile.

   Since our initial public offering in June 1999, our stock price has experienced significant volatility. We expect that the market price of our common stock also will fluctuate in the future as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to:

  . announcements of technological or competitive developments;
  . acquisitions or strategic alliances by us or our competitors;
  . the gain or loss of a significant customer or order; and . changes in estimates of our financial performance or changes in recommendations by securities analysts.

Our executive officers and directors own a large percentage of our voting stock and could exert significant influence over matters requiring stockholder approval.

   Our executive officers and directors and their respective affiliates, currently own approximately 37% of our outstanding common stock, based on shares outstanding as of September 30, 1999. Accordingly, these stockholders may, as a practical matter, be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration could have the effect of delaying or preventing a change in control.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a takeover.

   Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

  . establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;
  . authorizing the board to issue preferred stock;
  . prohibiting cumulative voting in the election of directors;
  . limiting the persons who may call special meetings of stockholders;
  . prohibiting stockholder action by written consent; and . establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   See "Management--Board Composition" and "Description of Capital Stock--Anti-Takeover Provisions of Delaware Law and Charter Provisions."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements made within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors are described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 2,200,000 shares of common stock offered by us are estimated to be approximately $223.5 million (approximately $324.7 million if the underwriters' over-allotment option is exercised in full) based on an assumed public offering price of $107.34 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses. We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

   We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased sales and marketing expenditures, increased research and development expenditures and capital expenditures. We have not yet determined our expected use of these proceeds. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific agreements or commitments to do so and are not currently engaged in any negotiations for any material acquisition or joint venture. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been listed for quotation on the Nasdaq National Market under the symbol "PHCM" since our initial public offering on June 11, 1999. The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market for the period indicated. All sales prices below have been adjusted to give effect to our proposed two-for-one stock split.


   1999                                                           High    Low
   ----                                                          ------- ------
   Quarter ended June 30, 1999 (from June 11, 1999)............. $ 32.78 $ 8.00
   Quarter ended September 30, 1999............................. $ 92.66 $19.82
   Period from October 1, 1999 through November 2, 1999......... $125.63 $74.82

   The closing sale price of the common stock as reported on the Nasdaq National Market on November 2, 1999 was $107.34 per share. As of that date there were 185 holders of record of the common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current equipment loan prohibit us from paying dividends without our lender's consent.

                     ADDITIONAL INFORMATION ABOUT PHONE.COM

   We were incorporated in Delaware under the name "Libris, Inc." in December 1994 and changed our name to "Unwired Planet, Inc." in April 1996. In April 1999, we changed our name from "Unwired Planet, Inc." to "Phone.com, Inc." Our principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and our telephone number is (650) 562-0200. The address of our Web site is "www.phone.com." Information contained on our Web site shall not be deemed to be a part of this prospectus.

                                 CAPITALIZATION

   The following table sets forth the following information:

  .  the actual capitalization of Phone.com as of September 30, 1999;

  . the as adjusted capitalization to give effect to the sale of 2,200,000 shares of common stock by Phone.com at the assumed public offering price of $107.34 per share in this offering after deducting the underwriting discounts and commissions Phone.com expects to pay in connection with this offering and estimated offering expenses payable by Phone.com.

   This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                            As of September
                                                                30, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (In thousands,
                                                           except share data)
Equipment loan and capital lease obligations, less
 current portion......................................... $    387   $    387
                                                          --------   --------
Stockholders' equity:
  Convertible preferred stock $0.001 par value, 5,000,000
   shares authorized, no shares issued and outstanding,
   actual and as adjusted................................       --         --
  Common stock $0.001 par value, 100,000,000 shares
   authorized, 63,492,298 shares issued and 62,583,964
   outstanding, actual; 100,000,000 shares authorized,
   65,692,298 shares issued and 64,783,964 outstanding,
   as adjusted(1) .......................................       62         64
  Additional paid-in capital.............................  136,183    359,712
  Deferred stock-based compensation......................   (1,106)    (1,106)
  Treasury stock.........................................     (196)      (196)
  Notes receivable from stockholders.....................     (484)      (484)
  Accumulated deficit....................................  (46,888)   (46,888)
                                                          --------   --------
Total stockholders' equity...............................   87,571    311,102
                                                          --------   --------
Total capitalization..................................... $ 87,958   $311,489
                                                          ========   ========

--------

(1) The numbers in the above table have been adjusted to give effect to our proposed two-for-one stock split. This table excludes the following shares:

  . 9,783,420 shares subject to outstanding options at a weighted average exercise price of $5.34 per share as of September 30, 1999,

  . an aggregate of 7,895,432 shares available for future issuance under our 1995 Stock Plan, 1996 Stock Plan, 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan as of September 30, 1999. See "Management--Stock Plans" and Notes 4 and 5 of the Notes to Consolidated Financial Statements,

  . 2,393,026 shares issued in October 1999 to former APiON shareholders in connection with the APiON acquisition.

                                    DILUTION

   The net tangible book value of our common stock on September 30, 1999 was $87.6 million, or approximately $1.40 per share. Net tangible book value represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. After giving effect to our sale of 2,200,000 shares of common stock offered by this prospectus at the assumed public offering price of $107.34 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value would have been $311.1 million, or approximately $4.80 per share. This represents an immediate increase in net tangible book value of $3.40 per share to existing stockholders and an immediate dilution in net tangible book value of $102.54 per share to new investors.

Public offering price per share....................................       $107.34
  Net tangible book value per share as of September 30, 1999....... $1.40
  Increase per share attributable to new investors.................  3.40
                                                                    -----
Net tangible book value per share after this offering..............          4.80
                                                                          -------
Dilution per share to new investors................................       $102.54
                                                                          =======

   The following table sets forth, as of September 30, 1999 and as adjusted to give effect to our proposed two-for-one stock split, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing investors and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us at the assumed public offering price of $107.34 per share.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 62,583,964   96.6% $143,855,000   37.9%    $  2.30
New investors.............  2,200,000    3.4   236,148,000   62.1      107.34
                           ----------  -----  ------------  -----
  Total................... 64,783,964  100.0% $380,003,000  100.0%
                           ==========  =====  ============  =====

   The sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 60,383,964, or approximately 93.2% of the total shares of common stock outstanding immediately after this offering, and will increase the number of shares of common stock held by new investors to 4,400,000, or 6.8% of the total number of shares of common stock outstanding immediately after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 1997, 1998 and 1999, and the consolidated balance sheet data as of June 30, 1998 and 1999 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, which are included elsewhere in this prospectus. The pro forma combined condensed statement of operations and balance sheet data have been derived from the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus. The pro forma combined condensed balance sheet data assumes that the APiON acquisition took place on September 30, 1999 and combines Phone.com's consolidated balance sheet data as of September 30,1999 with the WAP Business of APiON's statement of assets acquired and liabilities assumed data as of June 30, 1999. The pro forma combined condensed statement of operations data assumes the acquisition took place on July 1, 1998 and combines Phone.com's consolidated statement of operations data for the year ended June 30, 1999 and the three months ended September 30, 1999, with the WAP Business of APiON's statement of operations data for the period from May 1, 1998 (inception) through March 31, 1999 and the three months ended June 30, 1999, respectively. The selected unaudited pro forma financial information below does not represent what Phone.com's financial position or results of operations would have been if the acquisition of APiON had occurred on the dates indicated, or the financial position or results of operations of Phone.com and APiON as a combined company for any future period. The consolidated statements of operations data for the period from December 16, 1994 (inception) to June 30, 1995 and for the year ended June 30, 1996, and the consolidated balance sheet data as of June 30, 1995, 1996 and 1997 are derived from audited consolidated financial statements that are not included in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                Three Months Ended
                                                      Year Ended June 30,                          September 30,
                                         --------------------------------------------------  ---------------------------
                          December 16,                                        1999                          1999
                        1994 (Inception)                               --------------------           ------------------
                        to June 30, 1995  1996      1997      1998      Actual    Pro Forma   1998    Actual   Pro Forma
                        ---------------- -------  --------  ---------  ---------  ---------  -------  -------  ---------
                                                  (In thousands, except per share data)
Consolidated
 Statements of
 Operations Data:
Revenues:
 License..............      $    --      $    --  $     80  $     522  $   5,229  $   5,229  $   202  $ 5,262    $5,262
 Maintenance and
  support services....           --           --       212      1,683      5,921      5,921    1,005    2,465     2,465
 Consulting services..           --           --        --         --      2,292      2,292      161      820       820
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Total revenues.......           --           --       292      2,205     13,442     13,442    1,368    8,547     8,547
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
Cost of revenues:
 License..............           --           --        87         95        371        371       62      228       228
 Maintenance and
  support services....           --           --       266      1,063      3,022      3,022      433    1,585     1,585
 Consulting services..           --           --        --         --      1,146      1,146       58      537       537
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Total cost of
  revenues............           --           --       353      1,158      4,539      4,539      553    2,350     2,350
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Gross profit (loss)..           --           --       (61)     1,047      8,903      8,903      815    6,197     6,197
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
Operating expenses:
 Research and
  development.........           92        1,387     3,959      5,732     13,082     13,514    2,446    5,469     5,654
 Sales and marketing..            6          757     3,198      5,011     10,840     11,067    1,801    4,925     5,184
 General and
  administrative......            5          522     1,237      1,801      4,432      4,857      684    1,938     2,164
 Stock-based
  compensation........           --           --        --        108      1,011      4,832      249      212       530
 Amortization of
  goodwill and other
  intangible assets...           --           --        --         --         --     81,512       --       --    20,367
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Total operating
  expenses............          103        2,666     8,394     12,652     29,365    115,782    5,180   12,544    33,899
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Operating loss.......         (103)      (2,666)   (8,455)   (11,605)   (20,462)  (106,879)  (4,365)  (6,347)  (27,702)
Interest income, net..           --          196       464        982      1,803      1,803      415    1,498     1,498
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Loss before income
  taxes...............         (103)      (2,470)   (7,991)   (10,623)   (18,659)  (105,076)  (3,950)  (4,849)  (26,204)
Income taxes..........           --           --        --         --      2,104      2,251       --       89       123
                            -------      -------  --------  ---------  ---------  ---------  -------  -------  --------
 Net loss.............      $  (103)     $(2,470) $ (7,991) $ (10,623) $ (20,763) $(107,327) $(3,950) $(4,938) $(26,327)
                            =======      =======  ========  =========  =========  =========  =======  =======  ========
Basic and diluted net
 loss per share.......      $ (0.01)     $ (0.26) $  (0.84) $   (1.02) $   (1.49) $   (6.57) $ (0.36) $ (0.08) $  (0.41)
                            =======      =======  ========  =========  =========  =========  =======  =======  ========
Shares used in
 computing basic and
 diluted net loss per
 share................        9,342        9,408     9,552     10,442     13,932     16,325   11,078   61,932    64,375
                            =======      =======  ========  =========  =========  =========  =======  =======  ========

                                                                           As of
                                       As of June 30,                September 30, 1999
                         ------------------------------------------ ---------------------
                          1995    1996    1997     1998     1999     Actual   Pro Froma
                         ------- ------- ------- -------- --------- --------- -----------
                                                 (In thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $ 2,300 $ 5,848 $ 8,014 $ 33,464 $ 113,086 $ 117,808 $106,973
Total assets............   2,315   6,767   9,759   39,144   138,933   136,821   375,529
Equipment loan and
 capital lease
 obligations, less
 current portion........      --      --      --      915       498       387       502
Total stockholders'
 equity.................   2,243   6,464   8,125   28,393    92,292    87,571   323,535

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This section of this prospectus includes a number of forward-looking statements, made within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that reflect our current views with respect to future events and financial performance. We use words such as "anticipates," "believes," "expects," "future," and "intends," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. These risks are described in "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

   We were incorporated in December 1994 and, from inception until June 1996, our operations consisted primarily of various start-up activities, including development of technologies central to our business, recruiting personnel and raising capital. In 1995, we developed our initial technology, which enables the delivery of Internet-based services to wireless telephones. In 1996, we introduced and deployed our first products based on this technology. We first recognized license revenues in August 1996, and generated license revenues of approximately $80,000, $522,000 and $5.2 million for the fiscal years ended June 30, 1997, 1998 and 1999, respectively, and $5.3 million for the three months ended September 30, 1999. We incurred net losses of approximately $4.9 million for the three months ended September 30, 1999 and $8.0 million, $10.6 million and $20.8 million for the fiscal years ended June 30, 1997, 1998 and 1999, respectively. As of September 30, 1999, we had an accumulated deficit of approximately $46.9 million.

   To provide a worldwide standard for the delivery of Internet-based services over mass-market wireless telephones, we formed the WAP Forum in close cooperation with Ericsson, Motorola and Nokia, the world's three largest manufacturers of wireless telephones. In February 1998, the WAP Forum published technical specifications for application development and product interoperability based substantially on Phone.com's technology and on Internet standards. Leading network operators, telecommunications device and equipment manufacturers and software companies worldwide have sanctioned the specifications promulgated by the WAP Forum.

   We generate revenues from licenses, maintenance and support services and consulting services. We receive license revenues from licensing our UP.Link Server Suite software directly to network operators and indirectly through value-added resellers. From our inception through September 30, 1999, cumulative revenues from licensing our UP.Link Server Suite software represented 57% of total cumulative revenues, inclusive of installation, training and support services provided to network operators. Maintenance and support services revenues also include engineering and support services provided to wireless telephone manufacturers. Cumulative engineering and support services fees from UP.Browser agreements with wireless telephone manufacturers represented 30% of our total cumulative revenues from inception through September 30, 1999. Consulting services revenues are derived from consulting services provided to network operator customers either directly by us or indirectly through resellers.

   In September 1999, we introduced MyPhone, our mobile Internet portal platform. We expect to incur significant additional expenses in developing and commercializing the MyPhone service, including costs relating to operating the portal, as well as sales and marketing and research and development expenses. We expect to incur these costs and expenses in advance of generating revenues from this service and cannot be certain that our business model for the MyPhone service will result in significant revenues or profitability.

   In October 1999, we completed the acquisition of the outstanding share capital of APiON Telecoms Ltd., a company based in Belfast, Northern Ireland. APiON is a provider of WAP software products to GSM network operators in Europe and has expertise in GSM Intelligent Networks, wireless data and WAP technology. In connection with this transaction, we acquired all of the outstanding shares of capital stock of APiON in exchange for an aggregate of approximately 2,393,026 shares of our common stock. A portion of these shares are held in escrow for a period of one year to indemnify us against potential liabilities of APiON and its former shareholders.

   In addition, we also agreed to issue cash and common stock to current and former employees of APiON. Current employees of APiON will receive cash in the aggregate amount of approximately $2.5 million, less applicable withholdings for taxes and insurance, upon the closing of this offering, and will receive shares of common stock equal in value to approximately $2.5 million, less applicable withholdings for taxes and insurance, on each of the first two anniversaries of the closing of the APiON acquisition, subject to their continued employment. Former employees of APiON who were engaged in APiON's services business, which we did not acquire in the transaction, will receive cash in the aggregate amount of approximately $2.2 million, less applicable withholdings for taxes and insurance, upon the closing of this offering, and will receive shares of common stock equal in value to approximately $4.3 million, less applicable withholdings for taxes and insurance, on the anniversary of the closing of the APiON acquisition, subject to forfeiture upon the occurrence of certain events.

   In connection with the APiON acquisition, we will record a significant amount of goodwill and deferred compensation that will significantly increase our net loss for the foreseeable future. We expect to record goodwill of approximately $244.6 million and additional deferred stock-based compensation of approximately $5.1 million, to be amortized over a three-year period and a two-year period, respectively. In addition, we expect that operating expenses will increase as a result of the acquisition, due primarily to the additional personnel and the costs of operating a European subsidiary. For example, as a result of the addition of APiON's technical, sales and customer engineering personnel, we expect that research and development expenses and sales and marketing expenses may increase by as much as $5 million in the aggregate for the fiscal year ended June 30, 2000.

   Our future success depends on our ability to increase revenues from sales of products and services to new and existing network operator customers. If the market for Internet-based services via wireless telephones fails to develop or develops more slowly than expected, then our business would be materially and adversely affected. In addition, because there is a relatively small number of network operators worldwide, any failure to sell our products to network operator customers successfully could result in a shortfall in revenues that could not be readily offset by other revenue sources. We also anticipate that network operators may defer commercial launches of services based on our product and services as they divert their resources and efforts to ensure year 2000 compliance.

   Our business strategy also relies to a significant extent on the widespread propagation of UP.Browser-enabled telephones through our relationships with network operators and wireless telephone manufacturers. In order to encourage adoption of UP.Browser-enabled wireless telephones, we license our UP.Browser software to wireless telephone manufacturers free of per-unit royalties and other license fees and provide maintenance and support services for an annual flat fee. As of September 1999, we had licensed UP.Browser to 25 wireless telephone manufacturers. As of September 1999, 10 wireless telephone manufacturer customers had made commercial shipments of telephones with the UP.Browser embedded. In addition, as of September 1999, we are currently providing engineering support services in connection with 60 browser integration projects.

   During the year ended June 30, 1998, AT&T Wireless Services, which owned approximately 2.5% of our common stock as of June 30, 1999, and Matsushita Communication Industrial accounted for approximately 22% and 18%, respectively, of our total revenues. For the year ended June 30, 1999, AT&T Wireless Services accounted for approximately 17% of our total revenues, and DDI Corporation, which owned approximately 0.6% of our common stock as of June 30, 1999, accounted for approximately 14% of our total revenues. For the three months ended September 30, 1999, DDI Corporation and AT&T wireless services accounted for 28% and 15%, respectively, of our total revenues. The foregoing calculations are based on revenues derived from direct and indirect sales to these customers.

   For agreements entered into prior to July 1, 1998, we recognized revenues in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 91-1, Software Revenue Recognition. Effective July 1, 1998, we adopted SOP 97-2, Software Revenue Recognition, as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

   We license our UP.Link Server Suite products to network operators through our direct sales force and indirectly through our channel partners. Our license agreements do not provide for a right of return. Allowances for future estimated warranty costs are provided at the time revenue is recognized. Licenses can be purchased on an as-deployed basis or on a prepaid basis. For licenses purchased on an as-deployed basis, license revenue is recognized as subscribers are activated to use the services that are based on our UP.Link Server Suite products. We have no obligation to provide standards-compliant products once a subscriber has been activated. For licenses purchased on a prepaid basis, prepaid license fees are recognized under subscription accounting due to our commitment to provide standards-compliant products for each license covered by the prepaid arrangement. This subscription revenue is recognized ratably over the contractual term of the prepaid arrangement (i.e., the date the prepaid licenses expire if not used), commencing at the beginning of the month in which delivery and acceptance occur by the network operator. The prepaid license period is generally twelve to thirty months. Licenses expire if not activated prior to the end of the prepaid license term. We recognize revenues from maintenance and support services provided to network operators ratably over the term of the agreement, generally one year, and recognize revenues from consulting services provided to network operators as the services are performed.

   We recognize revenues from UP.Browser agreements with wireless telephone manufacturers ratably over the period during which the services are performed, generally one year. We provide our wireless telephone manufacturer customers with support associated with their efforts to port our UP.Browser software to their wireless telephones, software error corrections and new releases as they become commercially available.

   Deferred revenue was $38.4 million as of September 30, 1999, comprised of $33.9 million in prepaid fees charged to wireless network operators and $4.5 million in prepaid maintenance and other service fees charged to wireless telephone manufacturers. We expect that deferred revenue will decline in the long term as network operators deploy services based on our products. In particular, we began recognizing license revenue in the third quarter of fiscal 1999 in connection with the launch by CEGETEL/SFR of commercial services based on our products and the acceptance of our products by DDI Corporation. Relating to our sales to CEGETEL/SFR, we recognized previously deferred license revenues of $541,000 and $406,000 for the year ended June 30, 1999 and the quarter ended September 30, 1999, respectively, and will recognize approximately $400,000 in each of the quarters ending December 31, 1999 and March 31, 2000. With regard to sales to DDI Corporation, we recognized license revenues of $1.5 million and $2.4 million for the year ended June 30, 1999 and the quarter ended September 30, 1999, respectively, and will recognize approximately $2.4 million in the quarter ending December 31, 1999, $1.6 million in each of the quarters ending March 31, 2000 through March 31, 2001, and $1.1 million in the quarter ending June 30, 2001. The revenues recognized and deferred for DDI Corporation include direct sales and sales through an indirect channel partner, Itochu Techno Science Corporation. We also began recognizing license revenue in the fourth quarter of fiscal 1999 in connection with the launches by two other wireless network operator customers. With respect to these customers, we recognized license revenue of $441,000 in the fourth quarter of fiscal 1999, and will recognize substantially all of the remaining deferred revenue by September 30, 2001.

   Under an agreement with AT&T Wireless Services, initially entered into in May 1996, AT&T Wireless Services prepaid $4.7 million for the right to deploy up to a fixed number of licenses through December 1999. Due to the early nature of the commercial deployments of our products by network operators and because we believed we would assume additional obligations to assist AT&T Wireless Services in deploying the software licenses if difficulties were encountered during the deployment, the license portion of the prepaid fee was recognized as licenses were deployed. Between August 1997 and December 1998, $484,000 was recognized relating to this prepayment. In connection with an amendment to the agreement entered into in March 1999, AT&T Wireless Services agreed that we would not be further obligated to assist them in the deployment of the prepaid licenses discussed above. Therefore, the remaining deferred revenue of approximately $4.2 million as of the date of the contract amendment in March 1999 that related to the prepayment is being recognized as revenue ratably over the remaining contractual term of the prepaid arrangement. Accordingly, we recognized revenue of $1.9 million and $1.3 million for the year ending June 30, 1999 and the quarter ended September 30, 1999, respectively, and will recognize approximately $1.25 million in the quarter ending December 31, 1999, associated with the prepayment.

   We expect that our gross profit on revenues derived from sales through indirect channel partners will be less than the gross profit on revenues from direct sales. Our success, in particular in international markets, depends in part on our ability to increase sales of our products and services through value-added resellers and to expand our indirect distribution channels. In addition, our agreements with our distribution partners generally do not restrict the sale of products that are competitive with our products and services, and each of our partners can cease marketing our products and services at their option.

   International sales of products and services accounted for 7%, 44% and 66% of our total revenues in the years ended June 30, 1997, 1998 and 1999, respectively, and 71% for the quarter ended September 30, 1999. We expect international sales to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. In particular, a number of manufacturers have delayed commercial release of WAP-compliant wireless telephones, particularly affecting European and other markets based on the GSM standard. Risks inherent in our international business activities, include:

  . failure by us and/or third parties to develop localized content and applications that are used with our products;
  .  costs of localizing our products for foreign markets;
  .  difficulties in staffing and managing foreign operations;
  .  longer accounts receivable collection time;
  .  political and economic instability;
  .  fluctuations in foreign currency exchange rates;
  . reduced protection of intellectual property rights in some foreign countries;
  .  contractual provisions governed by foreign laws;
  .  export restrictions on encryption and other technologies;
  . potentially adverse tax consequences; and . the burden of complying with complex and changing regulatory requirements.

   Since early 1997, we have invested substantially in research and development, marketing, domestic and international sales channels, professional services and our general and administrative infrastructure. These investments have significantly increased our operating expenses, contributing to net losses in each fiscal quarter since our inception. Our limited operating history makes it difficult to forecast future operating results. Although our revenues have grown in recent quarters, our revenues may not increase at a rate sufficient to achieve and maintain profitability, if at all. We anticipate that our operating expenses will increase substantially in absolute dollars for the foreseeable future as we expand our product development, sales and marketing, professional services and administrative staff. Even if we were to achieve profitability in any period, we may not sustain or increase profitability on a quarterly or annual basis.

Three Months Ended September 30, 1998 and 1999

   License Revenues

   License revenues increased from $202,000 for the three months ended September 30, 1998 to $5.3 million for the three months ended September 30, 1999. The increase in license revenues was primarily due to the recognition of revenues associated with the licensing of our products to AT&T Wireless Services in the United States, DDI and IDO in Japan, Cegetel/SFR in France and Omnitel in Italy.

   Maintenance and Support Services Revenues

   Maintenance and support services revenues increased from $1.0 million for the three months ended September 30, 1998 to $2.5 million for the three months ended September 30, 1999. The increase in maintenance and support services revenues was attributable primarily to increased demand for maintenance and engineering support services by wireless telephone manufacturers.

   Consulting Services Revenues

   Consulting services revenues increased from $161,000 for the three months ended September 30, 1998 to $820,000 for the three months ended September 30, 1999. The quarter ended September 30, 1998 was the first period in which we recognized consulting services revenue. The increase in consulting services revenue was primarily due to the increased number of wireless network operators who have licensed our technology.

   Cost of License Revenues

   Cost of license revenues consists primarily of third-party license and support fees. Cost of license revenues increased from $62,000 for the three months ended September 30, 1998 to $228,000 for the three months ended September 30, 1999. The growth in cost of license revenues was attributable primarily to the increase in license revenues. As a percentage of license revenues, cost of license revenues for the three months ended September 30, 1998 and 1999 was 31% and 4%, respectively. The decrease as a percentage of license revenues was attributable primarily to higher license revenues for the three months ended September 30, 1999 and to the amortization of fixed maintenance fees relating to third party software licenses. We expect that cost of license revenues will vary as a percentage of license revenues from period to period.

   Cost of Maintenance and Support Services Revenues

   Cost of maintenance and support services revenues consists of compensation and related overhead costs for personnel engaged in the delivery of installation, training and support services to network operators, and engineering and support services to wireless telephone manufacturers. The engineering and support services performed for wireless telephone manufacturers includes assistance relating to integrating our UP.Browser software into the manufacturers' wireless telephones. Cost of maintenance and support services revenues increased from $433,000 for the three months ended September 30, 1998 to $1.6 million for the three months ended September 30, 1999. As a percentage of maintenance and support service revenues, cost of maintenance and support services revenues for the three months ended September 30, 1998 and 1999 was 43% and 64%, respectively. The growth in cost of maintenance and support services revenues was attributable primarily to an increase in personnel dedicated to support a larger number of wireless telephone manufacturer customers and to increased staffing in anticipation of growth in the number of network operator customers. We anticipate that the cost of maintenance and support services revenues will increase in absolute dollars in future operating periods.

   Cost of Consulting Services Revenues

   Cost of consulting services revenues consists of compensation and independent consultant costs for personnel engaged in our consulting services operations and related overhead. Cost of consulting services revenues increased from $58,000 for the three months ended September 30, 1998 to $537,000 for the three months ended September 30, 1999. As a percentage of consulting services revenues, cost of consulting services revenues for the three months ended September 30, 1998 and 1999 was 36% and 65%, respectively. Gross profit on consulting services revenues is impacted by the mix of company personnel and independent consultants assigned to projects. The gross profit we achieve is also impacted by the contractual terms of the consulting assignments we undertake, and the gross profit on fixed price contracts typically is more susceptible to fluctuation than contracts performed on a time-and-materials basis. We anticipate that the cost of consulting services revenues will increase in absolute dollars as we continue to invest in the growth of our consulting services operations.

   Research and Development Expenses

   Research and development expenses consist primarily of compensation and related costs for research and development personnel. Research and development expenses increased 124% from $2.4 million for the three months ended September 30, 1998 to $5.5 million for the three months ended September 30, 1999. This increase was attributable primarily to the addition of personnel in our research and development organization associated with product development. We expect to continue to make substantial investments in research and development and anticipate that research expenses will continue to increase in absolute dollars. In particular, we anticipate that research and development expenses will increase significantly due to product development efforts for the MyPhone service and the addition of research and development personnel in connection with the APiON acquisition.

   Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. Sales and marketing expenses increased 173% from $1.8 million for the three months ended September 30, 1998 to $4.9 million for the three months ended September 30, 1999. This increase resulted from the addition of personnel in our sales and marketing organizations, reflecting our increased selling effort to develop market awareness of our products and services. We anticipate that sales and marketing expenses will increase in absolute dollars as we increase our investment in these areas. In addition, we expect that sales and marketing expenses will increase as a result of the addition of sales and marketing personnel in connection with the APiON acquisition.

   General and Administrative Expenses

   General and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. General and administrative expenses increased 183% from $684,000 for the three months ended September 30, 1998 to $1.9 million for the three months ended September 30, 1999. This increase was due primarily to the addition of personnel performing general and administrative functions, additional expenses in connection with our operation as a public company and, to a lesser extent, legal expenses associated with increased product licensing and patent activity. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional expenses related to the anticipated growth of our business, the management of our international operations and our operation as a public company.

   Stock-Based Compensation

   Some stock options granted and restricted stock sold during the fiscal years ended June 30, 1998 and June 30, 1999 have been deemed to be compensatory. Total deferred stock-based compensation associated with these equity arrangements through September 30, 1999 amounted to $2.4 million related to stock options granted and restricted stock issued from October 1997 through March 1999. These amounts are being amortized over the respective vesting periods of these equity arrangements in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Of the total deferred stock-based compensation, $249,000 and $212,000 was amortized in the three months ended September 30, 1998 and 1999, respectively. Relating to the amortization of the deferred stock-based compensation associated with stock options granted and restricted stock issued from October 1997 through March 1999, we expect amortization of approximately $696,000, $375,000, $185,000 and $62,000 in the fiscal years ending June 30, 2000, 2001, 2002 and 2003, respectively. In addition, in connection with our acquisition of APiON, we expect to record additional deferred stock-based compensation of approximately $5.1 million, to be amortized over a period of two years.

   Interest Income, Net

   Net interest income is comprised primarily of interest earned on cash and cash equivalents and short-term investments, offset by interest expense related to obligations under capital leases and our equipment loan. Net interest income was $415,000 and $1.5 million for the three months ended September 30, 1998 and 1999, respectively. The increase was due primarily to increased cash balances as a result of our initial public offering in June 1999 and our private placement financing in March 1999.

   Income Taxes

   Income tax expense was $-0- and $89,000 for the three months ended September 30, 1998 and 1999, respectively. Income tax expense for the three months ended September 30, 1999 consisted primarily of foreign withholding taxes.

Fiscal Years Ended June 30, 1997, 1998 and 1999

   License Revenues

   License revenues increased from $80,000 in the fiscal year ended June 30, 1997 to $522,000 in the fiscal year ended June 30, 1998, and $5.2 million in the fiscal year ended June 30, 1999. The increase in license revenues was due primarily to the launch of wireless Internet-based services by network operators. The increase in license revenues in fiscal 1999 was due primarily to the launch by CEGETEL/SFR, DDI and other network operators of commercial services based on our products and the satisfaction of our deployment obligations related to AT&T. License revenues recognized in fiscal 1999 with respect to these three customers were $709,000, $1.5 million and $1.6 million, respectively.

   Maintenance and Support Services Revenues

   Maintenance and support services revenues increased from $212,000 in the fiscal year ended June 30, 1997 to $1.7 million in the fiscal year ended June 30, 1998, and $5.9 million in the fiscal year ended June 30, 1999. The increase in maintenance and support services revenues reflects an increase in services provided to wireless telephone manufacturers and increased installation and support fees from network operators. Of the increase from fiscal 1998 to fiscal 1999, approximately $3.1 million was attributable primarily to increased demand for maintenance and engineering support services by wireless telephone manufacturers, and approximately $1.1 million was attributable to trials of our UP.Link Server Suite software by wireless network operators.

   Consulting Services Revenues

   Consulting services revenues were $2.3 million for the fiscal year ended June 30, 1999. No consulting services were performed in fiscal 1997 or fiscal 1998.

   Cost of License Revenues

   Cost of license revenues increased from $87,000 in the fiscal year ended June 30, 1997 to $95,000 in the fiscal year ended June 30, 1998, and $371,000 in the fiscal year ended June 30, 1999. As a percentage of license revenues, cost of license revenues in the fiscal years ended June 30, 1997, 1998 and 1999 was 109%, 18% and 7%, respectively. Costs of license revenues in the fiscal year ended June 30, 1997 included $74,000 attributable to non-recurring third-party software license and software customization fees. The decrease as a percentage of license revenues for fiscal 1999 was attributable primarily to higher license revenues for fiscal 1999 and to the amortization of fixed maintenance fees relating to third party software licenses.

   Cost of Maintenance and Support Services Revenues

   Cost of maintenance and support services revenues increased from $266,000 in the fiscal year ended June 30, 1997 to $1.1 million in the fiscal year ended June 30, 1998, and $3.0 million in the fiscal year ended June 30, 1999. As a percentage of maintenance and support services revenues, cost of maintenance and support services revenues in the fiscal years ended June 30, 1997, 1998 and 1999 was 125%, 63% and 51%, respectively. The growth in cost of maintenance and support services revenues was attributable primarily to an increase in personnel dedicated to support a larger number of wireless telephone manufacturer customers, which increased costs by approximately $1.1 million from fiscal 1998 to fiscal 1999, and increased staffing in anticipation of growth in the number of network operator customers, which increased costs by approximately $824,000 during the same period. Gross profit on maintenance and support services increased from fiscal 1998 to fiscal 1999 due to the increase in the number of browser integration assignments for wireless telephone manufacturers, which had the effect of spreading our costs over a greater revenue base. In addition, the number of trials in progress by network operators increased during this period.

   Cost of Consulting Services Revenues

   We commenced our consulting operations in fiscal 1999. Cost of consulting services revenues for the fiscal year ended June 30, 1999 was $1.1 million. No consulting services were performed in fiscal 1997 or fiscal 1998. As a percentage of consulting services revenues, cost of consulting services revenues for the fiscal year ended June 30, 1999 was 50%.

   Research and Development Expenses

   Research and development expenses increased 45% from $4.0 million in the fiscal year ended June 30, 1997 to $5.7 million in the fiscal year ended June 30, 1998 and increased 128% to $13.1 million in the fiscal year ended June 30, 1999. The increases were attributable primarily to the addition of personnel in our research and development organization associated with product development.

   Sales and Marketing Expenses

   Sales and marketing expenses increased 57% from $3.2 million in the fiscal year ended June 30, 1997 to $5.0 million in the fiscal year ended June 30, 1998 and increased 116% to $10.8 million in the fiscal year ended June 30, 1999. The increases reflected the addition of personnel in our sales and marketing organizations, as well as costs associated with increased selling efforts to develop market awareness of our products and services.

   General and Administrative Expenses

   General and administrative expenses increased 46% from $1.2 million in the fiscal year ended June 30, 1997 to $1.8 million in the fiscal year ended June 30, 1998 and increased 146% to $4.4 million in the fiscal year ended June 30, 1999. The increases were due primarily to the addition of personnel performing general and administrative functions and, to a lesser extent, legal expenses associated with increased product licensing and patent activity.

   Stock-Based Compensation

   We recorded deferred stock-based compensation of $2.4 million through June 30, 1999, associated with stock options granted and restricted stock issued from October 1997 to March 1999. Amortization of deferred stock-based compensation was $108,000 and $1.0 million for the fiscal years ended June 30, 1998 and 1999, respectively. We recorded no deferred stock based compensation for the fiscal year ended June 30, 1997.

   Interest Income, Net

   Net interest income was $464,000, $982,000 and $1.8 million in the fiscal years ended June 30, 1997, 1998 and 1999, respectively. The year-to-year increases resulted primarily from earnings on rising cash, cash equivalent and short-term investment balances as a result of our private placement financings in February 1998 and March 1999 and our initial public offering in June 1999, partially offset in the fiscal years ended June 30, 1998 and 1999 by interest expense related to obligations under capital leases and our equipment loan.

   Income Taxes

   Income tax expense of $2.1 million for the fiscal year ended June 30, 1999, consisted of foreign withholding taxes. Since inception, we have incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of June 30, 1999, we had net operating loss carryforwards of approximately $36.0 million, for both federal and California income tax purposes. These carryforwards, if not utilized, expire beginning in the year 2004 through 2019. We also had research and development credit carryforwards of approximately $400,000 and $303,000 for federal and California income tax purposes, respectively. We also have a foreign tax credit carryforward of $2.0 million, which expires in 2004. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in our ownership that constitutes an "ownership change," as defined in Section 382 of the Internal Revenue Code. If we have an ownership change, the ability to utilize the stated carryforwards could be significantly reduced. See Note 6 of Notes to Consolidated Financial Statements.

   As of June 30, 1999, we had deferred tax assets of $19.2 million, which were fully offset by a valuation allowance. Deferred tax assets consist principally of the federal and state net operating loss carryforwards, capitalized start-up expenditures, accruals and reserves not currently deductible for tax purposes, research and development credits and foreign tax credit carryforwards. We have provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of these deferred tax assets. Accordingly, no tax benefit was recorded in the accompanying consolidated statements of operations.

Quarterly Results of Operations

   The following table sets forth our consolidated operating results for each of the eight quarters ended September 30, 1999. This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information when read in conjunction with our annual audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.

                                                         Quarter Ended
                          --------------------------------------------------------------------------------------
                          Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,
                            1997       1998       1998       1998       1998       1999       1999       1999
                          --------   ---------  --------   ---------  --------   ---------  --------   ---------
                                             (In thousands, except per share data)
Revenues:
 License................  $   158     $   114   $   233     $   202   $    64     $ 1,264   $ 3,699     $ 5,262
 Maintenance and support
  services..............      222         319     1,048       1,005     1,327       1,454     2,135       2,465
 Consulting services....       --          --        --         161       426         814       891         820
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total revenues.........      380         433     1,281       1,368     1,817       3,532     6,725       8,547
                          -------     -------   -------     -------   -------     -------   -------     -------
Cost of revenues:
 License................       25          29        36          62        26          84       199         228
 Maintenance and support
  services..............      245         295       348         433       676         767     1,146       1,585
 Consulting services....       --          --        --          58        77         511       500         537
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total cost of
  revenues..............      270         324       384         553       779       1,362     1,845       2,350
                          -------     -------   -------     -------   -------     -------   -------     -------
 Gross profit (loss)....      110         109       897         815     1,038       2,170     4,880       6,197
                          -------     -------   -------     -------   -------     -------   -------     -------
Operating expenses:
 Research and
  development...........    1,381       1,418     1,861       2,446     2,492       3,468     4,676       5,469
 Sales and marketing....    1,128       1,342     1,704       1,801     2,074       2,629     4,336       4,925
 General and
  administrative........      403         441       616         684       955       1,092     1,701       1,938
 Stock-based
  compensation..........        6          39        63         249       255         280       227         212
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total operating
  expenses..............    2,918       3,240     4,244       5,180     5,776       7,469    10,940      12,544
                          -------     -------   -------     -------   -------     -------   -------     -------
 Operating loss.........   (2,808)     (3,131)   (3,347)     (4,365)   (4,738)     (5,299)   (6,060)     (6,347)
Interest income, net....       76         356       454         415       365         359       664       1,498
                          -------     -------   -------     -------   -------     -------   -------     -------
 Loss before income
  taxes.................   (2,732)     (2,775)   (2,893)     (3,950)   (4,373)     (4,940)   (5,396)     (4,849)
Income taxes............       --          --        --          --        --         710     1,394          89
                          -------     -------   -------     -------   -------     -------   -------     -------
 Net loss...............  $(2,732)    $(2,775)  $(2,893)    $(3,950)  $(4,373)    $(5,650)  $(6,790)    $(4,938)
                          =======     =======   =======     =======   =======     =======   =======     =======
Basic and diluted net
 loss per share.........  $ (0.27)    $ (0.27)  $ (0.26)    $ (0.36)  $ (0.39)    $ (0.50)  $ (0.31)    $ (0.08)
                          =======     =======   =======     =======   =======     =======   =======     =======
Shares used in computing
 basic and diluted net
 loss per share.........   10,294      10,460    10,918      11,078    11,234      11,398    22,046      61,932
                          =======     =======   =======     =======   =======     =======   =======     =======
As a Percentage of Total
 Revenues
Revenues:
 License................       42%         26%       18%         15%        4%         36%       55%         62%
 Maintenance and support
  services..............       58          74        82          73        73          41        32          29
 Consulting services....       --          --        --          12        23          23        13           9
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total revenues.........      100         100       100         100       100         100       100         100
                          -------     -------   -------     -------   -------     -------   -------     -------
Cost of revenues:
 License................        7           7         3           4         2           2         3           3
 Maintenance and support
  services..............       64          68        27          32        37          23        17          18
 Consulting services....       --          --        --           4         4          14         7           6
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total cost of
  revenues..............       71          75        30          40        43          39        27          27
                          -------     -------   -------     -------   -------     -------   -------     -------
 Gross profit (loss)....       29          25        70          60        57          61        73          73
                          -------     -------   -------     -------   -------     -------   -------     -------
Operating expenses:
 Research and
  development...........      363         327       145         179       137          98        70          64
 Sales and marketing....      297         310       133         132       114          74        64          58
 General and
  administrative........      106         102        48          50        53          31        26          23
 Stock-based
  compensation..........        2           9         5          18        14           8         3           2
                          -------     -------   -------     -------   -------     -------   -------     -------
 Total operating
  expenses..............      768         748       331         379       318         211       163         147
                          -------     -------   -------     -------   -------     -------   -------     -------
 Operating loss.........     (739)       (723)     (261)       (319)     (261)       (150)      (90)        (74)
Interest income, net....       20          82        35          30        20          10        10          17
                          -------     -------   -------     -------   -------     -------   -------     -------
 Loss before income
  taxes.................     (719)       (641)     (226)       (289)     (241)       (140)      (80)        (57)
Income taxes............       --          --        --          --        --          20        21           1
                          -------     -------   -------     -------   -------     -------   -------     -------
 Net loss...............     (719)%      (641)%    (226)%      (289)%    (241)%      (160)%    (101)%       (58)%
                          =======     =======   =======     =======   =======     =======   =======     =======
As a Percentage of
 Related Revenues
Cost of license
 revenues...............       16%         25%       15%         31%       41%          7%        5%          4%
Cost of maintenance and
 support services
 revenues...............      110%         92%       33%         43%       51%         53%       54%         64%
Cost of consulting
 services revenues......       --          --        --          36%       18%         63%       56%         65%

   During the five quarters ended December 31, 1998, our license revenues were not significant and varied widely, as we continued to make substantial investments in our business. In the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, our license revenues increased substantially to $1.3 million, $3.7 million and $5.3 million, respectively, as we recognized previously deferred revenue under agreements with CEGETEL/SFR, DDI Corporation, AT&T Wireless Services and other network operators and due to the launch of commercial services by other network operators.

   Revenues from maintenance and support services were not significant through the quarter ended March 31, 1998. Beginning in the quarter ended June 30, 1998, our revenues from maintenance and support services increased substantially due principally to increasing UP.Browser license activity with wireless telephone manufacturers and UP.Link Server Suite trial agreements with network operators.

   Cost of license revenues increased from $26,000 in the quarter ended December 31, 1998 to $84,000 in the quarter ended March 31, 1999, $199,000 in the quarter ended June 30, 1999 and $228,000 in the quarter ended September 30, 1999. As a percentage of license revenues, cost of license revenues was 41%, 7%, 5% and 4% in the quarters ended December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999, respectively. The decrease as a percentage of license revenues was attributable primarily to higher license revenues in the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, and to the amortization of fixed maintenance fees relating to third party software licenses. Because this fixed cost has been amortized over revenues that vary from quarter to quarter, our cost of license revenues as a percentage of license revenues has fluctuated historically. We expect that cost of license revenues will vary as a percentage of license revenues from period to period.

   Cost of maintenance and support services as a percentage of related revenues declined from 110% for the quarter ended December 31, 1997 to 33% for the quarter ended June 30, 1998 as increased efficiencies were realized as revenues increased over the corresponding period. Cost of maintenance and support services as a percentage of related revenues increased from 33% for the quarter ended June 30, 1998 to 64% for the quarter ended September 30, 1999 as personnel were added in anticipation of increased demand for maintenance and support services.

   Cost of consulting services revenues increased from $77,000 in the quarter ended December 31, 1998 to $511,000 in the quarter ended March 31, 1999, declined slightly to $500,000 in the quarter ended June 30, 1999 and increased to $537,000 for the quarter ended September 30, 1999. As a percentage of consulting services revenues, cost of consulting services revenues was 18%, 63%, 56% and 65% in the quarters ended December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999, respectively. The increase reflects a higher mix of consulting services performed on a time and materials basis during the later periods, and we expect that cost of consulting services revenues will vary as a percentage of consulting services revenues from period to period.

   The total number of our employees grew from 47 at September 30, 1997 to 258 at September 30, 1999. As a result of the growth in the number of employees in our research and development, sales and marketing, and general and administrative organizations, our research and development, sales and marketing, and general and administrative expenses have increased on a quarter-to-quarter basis.

   We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our operating expenses generally may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the wireless telecommunications and the Internet software industries. We may not be able to successfully address these risks and difficulties. In addition, although we have experienced revenue growth recently, our revenue growth may not continue, and we may not achieve or maintain profitability in the future.

   Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

  . delays in market acceptance or implementation by our customers of our products and services;
  . changes in demand by our customers for additional products and services; . our lengthy sales cycle, our concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental network operator customer;
  .  introduction of new products or services by us or our competitors;
  .  delays in developing and introducing new products and services;
  . changes in our pricing policies or those of our competitors or customers;
  .  changes in our mix of domestic and international sales;
  .  risks inherent in international operations;
  . changes in our mix of license, consulting and maintenance and support services revenues;
  . changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation; and
  . the impact of year 2000 concerns on the timing of capital expenditures by network operators and their launches of commercial services utilizing our products and services.

   Our sales cycle, which is lengthy--typically between nine and twelve months--contributes to fluctuations in our quarterly operating results. Many factors outside our control add to the lengthy education and customer approval process for our products. For example, many of our prospective customers have neither budgeted expenses for the provision of Internet-based services to wireless subscribers nor specifically dedicated personnel for the procurement and implementation of our products and services. Further, the emerging and evolving nature of the market for Internet-based services via wireless telephones may lead prospective customers to postpone their purchasing decisions. In addition, general concerns regarding year 2000 compliance may further delay purchase decisions by prospective customers.

   Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period to period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance.

Liquidity and Capital Resources

   Since inception, we have financed our operations through private sales of convertible preferred stock which totaled $66.0 million in aggregate net proceeds through March 31, 1999, through our initial public offering in June 1999 which generated net proceeds of $66.8 million, and through an equipment loan and a capitalized lease, which totaled $811,000 in principal amount outstanding at September 30, 1999. As of September 30, 1999, we had $117.8 million of cash, cash equivalents and short-term investments and working capital of $80.5 million.

   Net cash used for operating activities was $6.6 million, $5.1 million and $917,000 for the fiscal years ended June 30, 1997, 1998 and 1999, respectively, and net cash provided by operating activities was $8.3 million for the three months ended September 30, 1999. The increase in net cash provided by operating activities for the three months ended September 30, 1999 was attributable primarily to a decrease in accounts receivable and an increase in deferred revenue of $10.0 million and $1.6 million, respectively, offset in part by net loss of $4.9 million. For each of the fiscal years ended June 30, 1997, 1998 and 1999, cash used for operating activities was attributable primarily to net losses and an increase in accounts receivable offset in part by depreciation and amortization, increases in accounts payable and accrued liabilities, and increases in deferred revenue. For the fiscal year ended June 30, 1999, accounts receivable increased by approximately $17.8 million. This increase was due to increased sales to both wireless telephone manufacturers and network operators. To date, we have had no write-offs of accounts receivable and we have not recorded any allowance for doubtful accounts. Accrued liabilities increased by approximately $5.3 million for the fiscal year ended June 30, 1999, which was primarily due to an increase of $1.3 million in accruals of incentive compensation for sales personnel reflective of the increased billings of license prepayments from network operators and increased fees from wireless telephone manufacturers in the quarter ended June 30, 1999, the accrual of approximately $471,000 of costs associated with the initial public offering completed in June 1999 and an increase in accrued consulting costs of approximately $1.0 million. Deferred revenue increased by approximately $29.8 million for the fiscal year ended June 30, 1999, as a result of increased deferred license prepayments by network operators of approximately $27.5 million and increased deferred fees from wireless telephone manufacturers of approximately $2.3 million.

   Net cash used for investing activities was $4.8 million, $18.0 million and $15.2 million for the fiscal years ended June 30, 1997, 1998 and 1999, respectively, and $65.5 million for the three months ended September 30, 1999. For each of the fiscal years, cash used in investing activities reflects purchases of property and equipment, with increased purchases of short-term investments in the fiscal years ended June 30, 1997, 1998 and 1999 and the three months ended September 30, 1999.

   Net cash provided by financing activities was $9.7 million, $31.7 million and $83.2 million for the fiscal years ended June 30, 1997, 1998 and 1999, respectively, and net cash used by financing activities was $106,000 for the three months ended September 30, 1999. Cash provided by financing activities in fiscal 1997 and 1998 was attributable to proceeds from the issuance of preferred stock, and for the fiscal year ended June 30, 1998, cash provided by financing activities also was attributable in part to proceeds from our equipment loan. In March 1999 we completed the sale of 4,917,086 shares of Series E convertible preferred stock at a purchase price of $3.62 per share, which resulted in net proceeds to us of approximately $16.7 million. In June 1999, we completed an initial public offering of 9,200,000 shares of our common stock at a public offering price of $8.00 per share, which resulted in net proceeds to us of approximately $66.8 million. All of the outstanding shares of convertible preferred stock were automatically converted into shares of common stock upon the closing of the initial public offering in June 1999.

   As of June 30, 1999, our principal commitments consisted of obligations outstanding under operating leases, our equipment loan and capitalized lease obligations. Although we have no material commitments for capital expenditures, we expect to increase capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also may increase our capital expenditures as we expand into additional international markets. See Notes 3, 4 and 5 of Notes to Consolidated Financial Statements.

   We believe that our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of any debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

Year 2000 Readiness Disclosure

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This problem may result in software failures or the creation of erroneous results.

   We have conducted a year 2000 readiness review for the current versions of our products. The review includes assessment, implementation (including remediation, upgrading and replacement of some product versions), validation testing, and contingency planning. We have largely completed all phases of this plan, except for contingency planning, for the current versions of our products. As a result, we believe all current versions of our products are capable of properly distinguishing between 20th and 21st century dates, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with our products are also capable of properly distinguishing between 20th and 21st century dates. We have not tested all noncurrent versions of our products and do not intend to do so. However, we have delivered software releases containing corrections to all identified year 2000 errors in our UP.Link Server Suite software to our network operator customers with our software in production and expect that those releases will be implemented by our customers prior to December 31, 1999.

   We are testing software obtained from third parties (licensed software, shareware, and freeware) that is incorporated into our products, and we have contacted our vendors to confirm that licensed software is capable of properly distinguishing between 20th and 21st century dates. We have been informed by many of our vendors that their products that we use are capable of properly distinguishing between 20th and 21st century dates. Despite testing by us and by current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could materially and adversely affect our business, operating results or financial condition. Some commentators have predicted significant litigation regarding year 2000 compliance issues, and we are aware of lawsuits against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it.

   Our internal systems include our information technology, or IT, non-IT systems and embedded systems. We have completed an assessment of our material internal IT, non-IT and embedded systems, including both our own software products and third-party software and hardware technology. We expect to complete validation testing of our IT systems and related contingency planning by October 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from vendors that their systems are year 2000 compliant. We are not currently aware of any material operational issues associated with preparing our internal IT, non-IT and embedded systems for the year 2000. However, we may experience material unanticipated problems or additional costs caused by undetected errors or defects in the technology used in our internal IT, non-IT and embedded systems.

   We do not currently have any information concerning the year 2000 compliance status of our customers. Our network operator customers face implementation and support challenges in introducing Internet-based services via wireless telephones. Historically, network operators have been relatively slow to implement new complex services, such as Internet-based services, and year 2000 compliance issues could slow adoption or implementation of our products. If our current or future customers fail to achieve year 2000 compliance or if they divert technology expenditures, especially technology expenditures that were earmarked for our products, to address year 2000 compliance problems, our business could suffer.

   We have funded our year 2000 plan from available cash and have not separately accounted for these expenses in the past. To date, these expenses have not been material. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees and management consultants in the evaluation process and year 2000 compliance matters generally. We expect to incur approximately $500,000 to verify that our IT, non-IT and embedded systems are capable of properly distinguishing between 20th century and 21st century dates. In addition, we may experience material problems and expenses associated with year 2000 compliance that could adversely affect our business, results of operations, and financial condition. Finally, we are also subject to external forces that might generally affect industry and commerce, such as year 2000 compliance failures by utility or transportation companies and related service interruptions.

Quantitative and Qualitative Disclosures About Market Risk

   Foreign Currency Hedging Instruments

   We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses have not been material. Substantially all of our revenues are earned in U.S. dollars. Operating expenses incurred by our European and Japanese subsidiaries are denominated primarily in U.K. pounds sterling and Japanese yen, respectively.

   We currently do not use financial instruments to hedge operating expenses in the U.K. or Japan denominated in their respective local currency. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

   We do not use derivative financial instruments for speculative trading purposes, nor do we currently hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

   Fixed Income Investments

   Our exposure to market risks for changes in interest rates relates primarily to corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

   Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as available-for-sale and considered to be short-term investments.

                                    BUSINESS

Phone.com, Inc.

   We are a leading provider of software that enables the delivery of Internet-based services to mass-market wireless telephones. Using our software, network operators can provide Internet-based services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Our software platform consists of the UP.Link Server Suite, which is installed on network operators' systems, and UP.Browser, which is embedded in wireless telephones. As of October 1999, 46 network operators have licensed our software and have commenced or announced commercial service or are in market or laboratory trials. In addition, 25 wireless telephone manufacturers have licensed UP.Browser.

   In September 1999, we announced the MyPhone service, our mobile portal platform that is complementary to our existing business. The MyPhone service enables network operators to rapidly deploy branded portal sites for their wireless subscribers. With MyPhone, network operators can provide their subscribers with a customized set of information services and applications that are optimized for the mobile user, thereby enhancing subscriber loyalty and capturing new revenue opportunities.

Industry Background

Growth of the Internet

   The Internet has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. International Data Corporation, or IDC, estimates that there were approximately 159 million users of the Internet worldwide at the end of 1998 and that the number of users will grow to 410 million by the end of 2002. We cannot assure you that this estimate will be achieved. The dramatic growth in the number of business and consumer Internet users has led to a proliferation of useful information and services on the Internet, including email, news, electronic commerce, educational and entertainment applications and a multitude of other value-added services. As a result, the Internet has become a primary and ubiquitous daily resource for millions of people.

Growth of Wireless Telecommunications

   Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets. Advances in technology, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum have contributed to this growth worldwide. Dataquest estimates that there were approximately 217 million digital wireless subscribers worldwide at the end of 1998 and that the number of subscribers will grow to 706 million by the end of 2002. We cannot assure you that this estimate will be achieved.

The Wireless Network Operator Environment

   As a result of deregulation, new radio frequency spectrum licenses, privatizations and rapid network expansion by new entrants, the competitive environment among network operators in major markets worldwide has become intense. Efforts to attract and retain subscribers have resulted in significant price-based competition. Increased competition has in turn raised the costs associated with acquiring new subscribers, has lowered average revenues per subscriber, and has increased the propensity of subscribers to switch from one network operator to another. For these reasons, network operators are looking for new revenue sources in the form of value-added services they can deliver to their wireless subscribers. They are also looking for ways to differentiate their product offerings in an effort to retain subscribers. Finally, they are focused on finding and deploying solutions that enable them to deliver and support their services in a more cost-effective manner.

The Convergence of the Internet and Mobile Telephony

   As people have become increasingly dependent on email services, remote access to corporate intranets, and other Internet-based services, mass-market wireless telephones that provide mobile access to these resources have become increasingly useful tools. Phone.com was a pioneer in the convergence of the Internet and mobile telephony. In 1995, Phone.com developed its initial technology, which enables the delivery of Internet-based services to wireless telephones. In 1996, Phone.com introduced and deployed its first products based on this technology.

   To provide a worldwide open standard enabling the delivery of Internet-based services to mass-market wireless telephones, Phone.com, Ericsson, Motorola and Nokia formed the Wireless Application Protocol Forum. In 1998, the WAP Forum published technical specifications for application and content development and product interoperability based on Internet technology and standards. By complying with WAP specifications, wireless telephone manufacturers, network operators, content providers and application developers can provide Internet-based products and services that are interoperable.

   In 1998, the WAP Forum published the Wireless Markup Language, or WML. WML is compliant with the Extensible Markup Language, or XML, specification published by the World Wide Web Consortium. XML is a programming language that provides a means of describing and exchanging data in an open format. Content providers and application developers use WML to optimize the display of, and interaction with, Web-based data on wireless telephones. Based substantially on technology that Phone.com contributed to the public domain, WML is optimized for delivery of Internet content to mass-market wireless telephones, which have numeric keypads instead of full keyboards, small screens, and limited memory capacity, processing power, battery life and bandwidth. In the same manner that the programming language known as Hypertext Markup Language, or HTML, has provided an open standard that has fueled the development of Internet applications and content for personal computers, WML is designed to be an industry standard that will encourage the development of Internet applications and content for wireless telephones.

   Leading network operators, telecommunications device and equipment manufacturers, and software and services companies worldwide have sanctioned the specifications promulgated by the WAP Forum. Charles Parrish, Executive Vice President of Phone.com, currently serves as the Vice Chairman of the WAP Forum, which has grown to over 150 members as of September 1999, including the following companies:

                                 Board Members

----------------------------------------------------------------------------
  Phone.com                   Motorola
  Alcatel                     Nokia Mobile Phones
  CEGETEL/SFR (Societe        NTT Mobile Communications Network (NTT DoCoMo)
   Francaise du Radio         SBC Communications
   Telephone)                 Sprint PCS
  DDI Corporation             Telstra Corporation
  Ericsson Mobile
   Communications AB
  IBM
  Matsushita Communication
   Industrial

                               Network Operators
----------------------------------------------------------------------------
  AT&T Wireless Services      Mannesmann
  Bell Atlantic Mobile        Nextel Communications
  BellSouth Cellular          Omnitel
  Bouygues Telecom            One 2 One
  Cable & Wireless            Orange Communications
  Cellnet Communications      Radiolinja
  CoCoNet Global Interchange  Rogers Cantel Mobile Communications
  Connect Austria             SK Telecom

  Deutsche Telecom Mobilnet GmbH           Sonera Corporation
  FarEasTone Telecommunications            SWISSCOM LTD.
  Finnet                                   Telefonica Servicios Moviles
  France Telecom                           Telia Mobile AB
  Giesecke & Devrient                      Tokyo Digital Phone
  Hongkong Telecom Mobile Services         Telecom Italia Mobile
  IDO Corporation                          Telenor Mobil Group
  Japan Telecom                            TU-KA Cellular Tokyo
  KPN                                      Vodafone
  LG TeleCom

                       Device and Equipment Manufacturers
------------------------------------------------------------------------------
  Acer Peripherals                         ORGA Kartensysteme GmbH
  Bosch Telecom Danmark A/S                Philips Consumer Communications
  Bull CP8                                 Pioneer
  CMG Telecommunications & Utilities       Qualcomm
  De La Rue Card Systems                   RTS Wireless
  DENSO                                    Samsung Electronics
  Gemplus                                  Schlumberger Industries S.A.
  Hewlett-Packard                          Sema Group Telecom
  Hitachi                                  Sharp
  ICO Global Communications                Siemens AG
  Intel Corporation                        Sony International (Europe) GmbH
  LG Information & Communications          Tecnomen Oy
  Logica Aldiscon                          Telital S.p.A.
  Lucent Technologies                      Toshiba
  Mitsubishi Wireless Communications       Uniden
  NEC Technologies (UK)                    Unisys
  Nissan Communications Systems
  Nortel

                        Software and Services Companies
------------------------------------------------------------------------------
  @MOTION                                  M.D. Communications
  Advance Systems Limited                  Merita Bank
  Aether Systems                           Microsoft
  Agency.com                               Mobile Services Group
  ApiON                                    Myalertcom
  AU-System Mobile                         Oracle Corporation
  Baltimore Technologies                   Peramon Technology
  BEA Systems                              ProxiNet
  Bussan Systems Integration Company       Puma Technology
  Certicom                                 RSA Data Security
  Charles Schwab & Co.                     Saraide
  Comverse Network Systems                 Sendit AB
  CCL (Computer & Communications           Scandinavian Softline Technology Oy
  Research Laboratories, ITRI)             Softline
  CTC (Itochu Techno-Science Corporation)  Spyglass
  CycleLogic                               Symbian
  Dr. Materna GmbH                         Systems Engineering Consultants
  Digital Mobility                         TANTAU Software

  Diversinet                    Tegic Communications
  Dolphin Telecommunications    TWS
  Evolving Systems              Union Bank of Switzerland
  Fantastic Corporation         Usha Communications Technology
  Fujitsu Software Corporation  VTT Information Technology
  Geoworks Corporation          VeriSign
  Glenayre Technologies         Visa International
  Lexacom                       WapIT
  LPG Innovations               Wireless Knowledge
  MapQuest.com

The Market Opportunity

   In response to an increasingly competitive environment, network operators are seeking to deliver Internet-based services to their wireless subscribers as a means to generate revenues from new sources, differentiate their service offerings, and reduce subscriber turnover and operating costs. To do this, network operators require a scalable turnkey software and services solution to deliver Internet-based services and content to their wireless subscribers.

The Phone.com Solution

   We provide a leading software infrastructure platform that enables the delivery of Internet-based services to mass-market wireless telephones. Using our scalable platform, network operators can provide Internet-based content, applications and services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, the MyPhone service, our mobile Internet portal platform, is designed to enable network operators to rapidly deploy branded portal sites for their wireless subscribers and deliver Internet content and applications optimized for the mobile user.


 [Diagram depicting components of UP.Link platform and relationships of various systems, including wireless telephones, servers and Internet]

   Our infrastructure platform consists of the UP.Link Server Suite and UP.Browser software products. The UP.Link Server Suite includes:

  . a means of exchanging data between the Internet and mass-market wireless telephones, commonly referred to as a gateway;
  . a service platform that performs subscriber management and service provisioning functions, as well as communicating with the network operator's customer care and billing systems; and
  . Internet-based applications such as email and personal information management software.

The UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones. In addition, as of October 1999, approximately 17,000 third-party developers have registered to use our UP.SDK software development kit, and a variety of third-party content is currently available for wireless telephones equipped with UP.Browser, including information from ABCNews.com, Bloomberg, Reuters, Quote.com and ESPN Sportszone.

   With the introduction of the next version of our software solution, currently available as a beta release, our products will provide an open, interoperable, WAP-compliant platform for the delivery of Internet-based services. Our software solution supports all major digital wireless telephony standards in use around the world:

  .  CDMA (Code Division Multiple            .  GSM (Global System for Mobile
     Access)                                    Communication)
  .  TDMA (Time Division Multiple            .  CDPD (Cellular Digital Packet
     Access)                                    Data)
  .  iDEN (Integrated Digital Enhanced       .  PDC (Personal Digital Cellular)
     Network)
  .  PHS (Personal Handyphone System)

   The MyPhone service is complementary to our infrastructure platform and is designed to allow network operators to rapidly deploy customized, branded Internet portals for their wireless subscribers. MyPhone offers a framework for the delivery of Internet applications, content and services optimized for wireless telephones. Initial information services available through MyPhone will include news feeds and financial information, as well as email, address book and calendar functionality. The MyPhone service can be customized to enable network operators to offer their wireless subscribers a branded portal with a differentiated look and feel, content, customer care functionality and other unique features. Wireless subscribers will also be able to access the information services and applications available on MyPhone through a standard PC web browser. MyPhone's extensible architecture is designed to facilitate the development of new applications and services. MyPhone will be hosted by Phone.com, and we expect to operate all back-end systems involved in offering this service.

   Key benefits of our products and services for network operators include the following:

  . Opportunity to generate incremental revenues. Network operators can generate additional revenues by offering value-added Internet-based services. They can also charge for the increased data and voice airtime that these applications encourage. For example, a user can access an email message via UP.Mail and initiate a voice call to any phone number appearing in the message with the press of one button.

  . Ability to differentiate services and improve subscriber retention. Using our products and services, network operators can offer new Internet-based services to wireless subscribers. In addition, by enabling wireless subscribers to store personal contact information in their networks and to personalize the selection and presentation of Internet content such as stock quotes, sports scores and news, network operators can enhance subscriber retention.

  . Opportunity to reduce operating costs. Our UP.Link Server Suite can also be used by network operators to reduce operating costs. For example, network operators' call centers are burdened by high rates of calls from subscribers inquiring about billing, service availability, usage and other service-related matters. Our software platform enables network operators to leverage standards-based Internet technology to allow subscribers to make many of these inquiries using their wireless telephones without assistance by customer care representatives. By bypassing the call center infrastructure for these activities, network operators can reduce their operating costs.

  . Ability to rapidly deploy a branded mobile Internet portal site. MyPhone is designed to allow network operators to rapidly deploy a customized and branded Internet portal for its wireless subscribers. We believe that by aggregating content and applications optimized for mobile users in a customized, branded portal service, network operators will be able to increase subscriber loyalty and generate new revenue opportunities. MyPhone's extensible architecture will facilitate new application development, allowing network operators to continue to deliver new and enhanced services to their subscribers.

The Phone.com Strategy

   Our objective is to be the leading supplier to network operators of software and services that enable the convergence of the Internet and mobile telephony. Key elements of our strategy include:

  . Focus on Providing Products and Services to Network Operators. We focus on providing comprehensive solutions that enable network operators to deliver Internet-based services to their wireless subscribers. Our close working relationships with network operators provide us with a valuable understanding of our customers' technology and operations, which we intend to leverage to accelerate time to market of our products and identify new sales opportunities. In order to drive revenues from our UP.Link Server software and related services, we utilize direct and indirect sales channels. Our direct sales force focuses on selling products and consulting services and assists our indirect channel partners in selling our products and services. Our indirect sales channel partners are currently Alcatel, Itochu Techno-Science Corporation, Sema Group and Siemens. These partners sell our products and services as an integral part of their product and service offerings to network operators primarily in international markets. We intend to add new partners to our indirect sales channel to serve customers in key markets and expect that sales through our indirect sales channel partners will represent an increasing portion of our revenues. In addition, we intend to invest significantly in the development of new mobile Internet applications and services for the MyPhone service.

  . Continue to Invest in our Technology. Network operators have stringent requirements for server software performance, scalability and reliability. Extensive technical expertise is required to integrate these solutions with the network operators' complex systems. We also expect that network operators will demand regular upgrades that include new functions and features. Consequently, we intend to continue to invest heavily in research and product development. We also intend to maintain our technology leadership by leveraging our role in prominent industry standard-setting organizations such as the WAP Forum and the World Wide Web Consortium.

  . Drive the Sale and Development of Internet-Based Applications and Services. Network operators that offer Internet-based services by using our UP.Link Server Suite generally seek new value-added applications to offer to their subscribers. We currently offer the following Internet-based applications:

    . UP.Mail, which delivers email to wireless telephones, . UP.Organizer, a personal information management application, and . UP.Web, which enables subscribers to access, manage and update their personal information and configuration for UP.Mail and UP.Organizer from their personal computers.

   We are continuously enhancing our existing products and developing new applications and services to provide additional functionality for network operators and wireless subscribers. In September 1999, we announced the MyPhone service, a turnkey solution designed to provide network operators a means to rapidly deploy customized mobile Internet portals. We intend to market this service aggressively through our existing sales channels. We believe that the adoption of our MyPhone service by network operators will accelerate the adoption by subscribers of Internet-based services using their wireless telephones as well as the development of new WAP-compatible information services and applications.

  . Propagate Widespread Use of UP.Browser in Mass-Market Wireless Telephones. We believe that increasing the number of wireless telephone manufacturers that incorporate UP.Browser into their mass-market wireless telephones enhances the attractiveness of our UP.Link server software to network operators. Therefore, in order to drive widespread adoption, we license UP.Browser to wireless telephone manufacturers, free of per-unit royalties. As of September 1999, we have licensed UP.Browser to 25 wireless telephone manufacturers.

  . Promote the Development of Internet-Based Services Over Mass-Market
    Wireless Telephones. To encourage the growth of our business, we actively encourage Internet content and application developers to create WML applications. In connection with this activity, we provide our UP.SDK software development kit and support to Internet content and application developers free of charge. As of October 1999, there were approximately 17,000 registered developers in our Developer Program. Internet content providers that currently deliver content for wireless telephones equipped with UP.Browser include ABCNews.com, BizTravel.com, Bloomberg, Data Broadcasting Corporation, ESPN Sportszone, InfoSpace.com, Quote.com, Reuters and Sportsfeed.

Products and Services

Products

   Our software products enable the delivery of Internet-based services to mass-market wireless telephones. Our software products include:

  . UP.Link Server Suite--a product that network operators use to connect their subscribers' mass-market wireless telephones to Internet services
  . UP.Browser--a browser that is embedded in mass-market wireless telephones and enables wireless subscribers to access Internet services
  . UP.Smart--a suite of software applications that delivers personal digital assistant features to smartphones
  . UP.SDK--a software development kit that Internet content providers and third-party developers use to create WML-compliant applications

UP.Link Server Suite

   UP.Link Server Suite is a turnkey software solution with features and applications that enable network operators to offer Internet-based services to their wireless subscribers. UP.Link Server Suite connects data-enabled wireless telephones to applications and content hosted by Web servers on the Internet or private intranets. UP.Link Server Suite also provides network operators with subscriber provisioning and network management functions on a robust and scalable software platform. The UP.Link Server Suite consists of the following components:

 Components         Description
--------------------------------------------------------------------------------

  Gateway         UP.Link Gateway provides the network-layer functions of the UP.Link
                  Server Suite, and connects Internet- and intranet-based services to wireless networks and wireless telephones. UP.Link Gateway connects the multiple protocols for wireless data communications to the open standards of the Internet, thereby enabling Web servers to recognize a wireless telephone as an Internet standards- compliant client.

  Administration  The UP.Link administration component provides a Web-based administration control system to keep the network operator's
                  Internet-based network components up and running, assess system status and provision new subscribers.

                  The UP.Link Provisioning Application Programming Interface, or
                  PAPI, enables integration of UP.Link with the network operator's existing customer care, help desk and billing systems.

  Services        The services component provides an open application programming framework with interfaces, or APIs, that standardize the way that the services component interacts with applications. These services include:

                  . Push Server--allows applications to push information to wireless subscribers. For example, an email application can use the Push
                    Server to notify a wireless subscriber of new messages.
                  . Fax Server--enables the forwarding of email attachments and other data content to fax machines for printing.

                . Identity Server--maintains a subscriber registry that retains wireless subscribers' service settings and allows network
                  operators to track their subscribers' service usage.
                . Content Translation Framework--provides forward and backward compatibility of content formats between different generations of browsers and wireless telephones. Translates between
                  international character sets in real-time. Also translates standard HTML Web pages into WML pages for viewing on wireless telephones.
                . Application Registry--provides a structure for the
                  interoperability of different applications. For example, third-
                  party applications can retrieve and store contact records in the
                  UP.Organizer's address book or pass an email address to UP.Mail.

  Applications  UP.Applications is a suite of wireless Internet-based applications, including:

                . UP.Mail--provides access to the same email account through both wireless telephones and personal computers.
                . UP.Organizer--provides a suite of synchronized Internet-based personal information management applications, including an address book, calendar and to-do list.
                . UP.Web--a Web-based user interface that allows subscribers to use their personal computers to perform many of the same tasks they perform on their wireless telephones with UP.Organizer.

UP.Browser

   UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones. Using UP.Browser, subscribers can access Web-based information and services that are hosted on network operators' or third-party Web servers. Due to its open and highly portable architecture, UP.Browser can be embedded into different types of wireless telephones and utilize each telephone's specific display and input characteristics, such as graphical displays and programmable keys. Key features of UP.Browser include:

 Components         Description
--------------------------------------------------------------------------------

  Browsing           UP.Browser displays WML-designed pages from any Web or intranet site. In addition, UP.Browser incorporates text-input software from
                     Tegic Communications.

  Universal Inbox    Notifies subscribers with a visual or audible indication when a Web page or other data has been proactively "pushed" to their wireless telephones. Universal Inbox also integrates in a single local mailbox diverse alert types, including email and voice mail, as well as Web-based content such as stock quotes, traffic alerts and flight information.

  Local Application  Allows access to important information when out of network
  Environment        coverage. Increases efficiency of applications and minimizes perceived delay when used over bandwidth-constrained networks.

  Security           UP.Browser employs the same encryption technology used by many commercial Web sites. Consequently, all interaction between the wireless telephone and a Web site can be authenticated and encrypted.

 UP.Smart

   UP.Smart is a suite of software applications that augments UP.Browser with a set of popular functions commonly found on personal digital assistants. UP.Smart includes address book, calendar, to-do list and memo functions. UP.Smart also utilizes Puma Technology's synchronization software to enable a user to synchronize UP.Smart with PC-based personal information management applications by connecting the UP.Smart-equipped wireless telephone to a personal computer through a serial cable. The information is stored both on the wireless telephone and personal computer, making it accessible even when the wireless telephone is not connected to the network.

UP.SDK

   Our software development kit, known as UP.SDK, provides tools and documentation for Internet content providers and developers to create and maintain WML-based Internet services. UP.SDK consists of the following components:

  . The UP.Simulator, a Windows-based application that simulates the behavior of UP.Browser-equipped wireless telephones, allowing developers to more easily test WML services.

  . Specialized functions and libraries that simplify the process of generating WML applications.

  . Tools for establishing secure communications between WML applications and UP.Link Servers.

  . Sample WML files and application source code.

Services

   We offer consulting services to network operators and wireless telephone manufacturers. Our consulting services help us to shorten our software license sales cycle, accelerate deployment of our technology and deepen our understanding of our customers' networks. We also provide both customer support and custom software development services for network operators, as well as software consulting services to wireless telephone manufacturers that license UP.Browser.

New Services and Products under Development

 MyPhone

   In September 1999, we announced the MyPhone service, our mobile portal platform that is complementary to our existing business. The MyPhone service enables network operators to rapidly deploy branded portal sites for their wireless subscribers. With MyPhone, network operators can provide their subscribers with a customized set of information services and applications that are optimized for the mobile user, thereby enhancing subscriber loyalty and capturing new revenue opportunities. MyPhone offers a framework for the delivery of Internet applications, content and services optimized for wireless telephones. Initial information services available through MyPhone will include news feeds and financial information, as well as email, address book and calendar functionality. The MyPhone service can be customized to enable network operators to offer their wireless subscribers a branded portal with a differentiated look and feel, content, customer care functionality and other unique features. Wireless subscribers will also be able to access the information services and applications available on MyPhone through a standard PC web browser. MyPhone's extensible architecture is designed to facilitate the development of new applications and services. MyPhone will be hosted by Phone.com, and we expect to operate all back-end systems involved in offering this service.

 Over-the-Air Provisioning

   In July 1999, we announced a collaborative effort with Bell Atlantic Mobile and Motorola to develop WAP-based over-the-air provisioning technology. Through this collaboration, we are designing a system capable of delivering provisioning information as well as electronic customer care to Bell Atlantic Mobile's subscribers via CDMA wireless telephones. The system is being designed to automatically update wireless telephones with current versions of network information such as roaming lists, area code information, and other data parameters. In addition, the system is being designed to enable subscribers to check their bill and interactively manage their individual account features directly from their wireless telephones.

Customers

 Wireless Network Operators

   We sell our UP.Link Server Suite and related technical support to network operators worldwide to enable them to offer a variety of wireless Internet services to their subscribers. These network operators have licensed our software and have either announced a commercial service launch or are in a market or laboratory trial phase.

   As of October 1999, 46 network operators, including the following companies, have licensed our software:

 Name                              Stage              Technology    Country

---------------------------------------------------------------------------------------
  AT&T Wireless Services          Deployed in July 1996            CDPD         USA
  Bell Atlantic Mobile          Deployed in September 1996         CDPD         USA
  GTE Wireless                     Deployed in May 1997            CDPD         USA
  SFR/CEGETEL                     Deployed in March 1999           GSM        France
  DDI Corporation                 Deployed in April 1999           CDMA        Japan
  IDO Corporation                 Deployed in April 1999           CDMA        Japan
  Bell Mobility                    Deployed in May 1999            CDMA       Canada
  LG Telecom                      Deployed in June 1999            CDMA     South Korea
  Omnitel                         Deployed in June 1999            GSM         Italy
  Sprint PCS                    Deployed in September 1999         CDMA         USA
  Mannesmann Mobilfunk         Announced Commercial Launch         GSM        Germany
   (D2)                            (expected fall 1999)
  Nextel Communications        Announced Commercial Launch         iDEN         USA
                                   (expected fall 1999)
  Southern LINC                Announced Commercial Launch         iDEN         USA
                                   (expected fall 1999)
  BT Cellnet                   Announced Commercial License        GSM          UK
  Mandarin Communications      Announced Commercial License        GSM       Hong Kong
   Ltd. (SUNDAY)
  Shinsegi Telecom             Announced Commercial License        CDMA        Korea
  US West                      Announced Commercial License        CDMA         USA
  Telstra Corporation          Announced Commercial License        GSM       Australia
  Deutsche Telekom                        Trial                    GSM        Germany
   Mobilnet GmbH (T-
   Mobile)
  Telecom Italia Mobile                   Trial                    GSM         Italy

   We also provide our network operator customers with consulting services that enable them to rapidly adopt our technology and bring wireless Internet-based services to market. Our consulting services focus on those areas where our products interface with the network operators' internal systems such as billing, provisioning and customer care. We also provide our network operator customers with assistance in choosing the appropriate content and applications for their subscribers and creating the promotion and pricing strategies for their service.

   Our agreements with network operators provide these customers with a non-exclusive license to use our UP.Link Server Suite software in connection with providing Internet-based services to their subscribers. Pricing and payment terms for these licenses are negotiated with the customer based on the number of subscriber licenses purchased by the network operator, and the licenses can be purchased on an as-deployed basis or on a prepaid basis. While these agreements do not provide for a right of return, these agreements typically provide for a six-month warranty, indemnification against intellectual property infringement claims, a commitment to provide standards-compliant products, and a source code escrow. In addition, we typically provide fee-based maintenance and support services to these customers, under which they receive error corrections and remote support. They can also elect to receive new releases of UP.Link Server Suite for an additional fee.

Wireless Telephone Manufacturers

   We license our UP.Browser software to wireless telephone manufacturers, who embed UP.Browser into their products. In order to encourage these manufacturers to include UP.Browser in their wireless telephone models, no per-unit royalty is charged. In addition, we provide engineering and support services to accelerate the introduction of new wireless telephone models that contain UP.Browser. These services are provided to manufacturers on an annual flat-fee basis per digital wireless telephony standard.

   As of September 1999, 25 wireless telephone manufacturers have licensed UP.Browser, and the following manufacturers have publicly announced products that will include UP.Browser:

   . Alcatel                          .Nokia
   . Bosch                            .Panasonic (Matsushita)
   . Casio                            .Philips
   . Hitachi                          .Qualcomm
   . Hyundai Electronics              .Sagem
   . IGS                              .Samsung Electronics
   . Kyocera                          .Sharp
   . LG Information & Communications  .Siemens
   . Mitsubishi                       .Sony
   . Motorola                         .Toshiba
   . NEC                              .3Com (Palm Computing division)
   . Neopoint

   Additionally, Ericsson has announced that it will introduce wireless telephones that will be compatible with our UP.Link Server Suite. As of September 1999, ten wireless telephone manufacturer customers had made commercial shipments of telephones with the UP.Browser embedded. In addition, we are currently providing engineering support services in connection with 60 browser integration projects.

   Our agreements with wireless telephone manufacturers generally provide these customers with a non-exclusive, royalty-free license to sell wireless telephones containing UP.Browser. These agreements typically provide for a 90-day warranty, indemnification against intellectual property infringement claims and a source code escrow. In addition, customers can elect to receive varying levels of maintenance and support services for a fee.

   For the year ended June 30, 1999, AT&T Wireless Services and DDI Corporation accounted for approximately 17% and 14%, respectively, of our total revenues. For the year ended June 30, 1998, AT&T Wireless Services and Matsushita Communication Industrial accounted for approximately 22% and 18%, respectively, of our total revenues. The foregoing calculations are based on revenues derived from direct and indirect sales to these customers.

Research and Product Development

   We continue to enhance the features and performance of our existing products and introduce new products. For example, we have recently released in beta version the fourth generation of our UP.Link Server Suite and UP.Browser products. These products are expected to be compliant with version 1.1 of the specifications promulgated by the WAP Forum. We are currently developing other applications, including a secure provisioning server, which enables network operators to automate customer provisioning, and compatibility with two-way short messaging service systems. In addition, we continue to develop the My Phone service to provide outsourced application development and services to our network operator customers.

   Our success depends on a number of factors, which include our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive products, enhance our existing products by adding features and functionality that differentiate them from those of our competitors and bring products to market on a timely basis and at competitive prices. As a result, we have made, and we intend to continue to make, significant investments in research and product development. Our research and development expenses were $4.0 million, $5.7 million and $13.1 million for the years ended June 30, 1997, 1998 and 1999, respectively, and $5.5 million for the quarter ended September 30, 1999. As of September 30, 1999, we had 142 employees engaged in research and product development activities. We are recruiting additional skilled engineers for research and product development, and our business could be adversely affected if we are unable to hire these engineers on a timely basis.

Technology

   Our technology has contributed both to driving open standards for the delivery of Internet-based services to mass-market wireless telephones and to providing network operators and wireless telephone manufacturers with software solutions that are robust and scalable, and take into account the specific characteristics of wireless telephony networks and telephones.

Wireless Application Protocol and Wireless Markup Language

   Phone.com, along with Ericsson, Motorola and Nokia, founded the WAP Forum in 1997, and published open standards-based technical specifications for application and content development, as well as product interoperability based on Internet technology and standards. Leading network operators, telecommunications device and equipment manufacturers, and software companies worldwide have joined the WAP Forum, which has grown to over 150 members as of September 1999.

   The WAP specifications consist of the following components:

  . A Transport Specification, which defines the way in which data is exchanged between the network operator's server and the wireless telephone. The WAP Transport Specification mirrors the Internet-standard secure HTTP protocol, but is optimized for wireless telephone networks. For example, on a typical PC-based Internet connection, all functions such as security provisioning and application downloading and interaction are performed on the PC. In the WAP Transport Specification, functions are divided between the wireless telephone and the network operator's server because of the bandwidth constraints over the wireless network and the wireless telephone's limited processing power.

  . A Wireless Markup Language (WML), which optimizes the display of and interaction with Web-based content on wireless telephones and allows Internet applications to take advantage of the voice capabilities of the wireless telephony network. WML is compliant with the Extensible Markup Language, or XML, specification published by the World Wide Web Consortium.

  . WML Script, which enables a developer to add procedural logic to WML pages.

   In order to implement interoperability with Internet-based content, the WAP Transport Specification and WML use the open standards-based Internet model of interaction, in which content and applications reside on Web servers that are physically distributed, and requests for the data on these servers are sent via open-standard Internet addresses, commonly known as URLs.

   On standard Internet Web servers, content typically resides in databases, but is provided to users via a number of content formats, including HTML and Java. WML and WML Script function as standard content formats, so Internet content providers can add WML and WML Script access to their servers without having to change the underlying data. WML and WML Script applications deliver content in a format that is optimized for wireless telephone interfaces.

Components of UP.Link Technology

   Our UP.Link Server Suite is designed to be modular, expandable, flexible, scalable and reliable. Using an architecture based on scalable, object-oriented technology, the UP.Link Server Suite typically runs on a large, distributed set of servers. The UP.Link Server Suite, which runs on Sun Microsystems' Solaris operating system, is designed to meet the stringent performance, scalability and reliability requirements of network operators.

   Server Side Agents. Since wireless networks have limited bandwidth and wireless telephones have limited processing power and memory, programs called agents that reside on the server are used to provide processing power and other computing resources to UP.Browser-enabled wireless telephones. These agents allow some operations to be offloaded from the wireless telephone to the UP.Link server. This means that the duties that are typically performed by the Web browser on standard personal computers can be divided between the browser on the wireless telephone and a "proxy" running in the agent. The exact split of functionality can vary depending on the particular capabilities of the wireless telephone. The agent can perform many functions, including translating wireline Internet protocols such as HTTP to wireless Internet protocols such as WAP, as well as compiling Internet content so that it is more compact to transmit and easier to display on the wireless telephone.

   Dispatcher. At the core of our scalable server architecture is a dispatcher that dynamically load balances user proxies between a number of agents. The dispatcher is much like the line at a bank that funnels a queue of customers to the next available teller. The dispatcher also provides a basic level of protection against faults by automatically rerouting subscriber requests if a proxy server malfunctions.

   Messenger. The UP.Link messenger server provides store-and-forward messaging capabilities from Web servers to UP.Browser-enabled wireless telephones over a wide range of wireless protocols such as Short Message Service and Cellular Digital Packet Data. Store-and-forward means that if a wireless telephone is turned off or out of its coverage area, the message will be stored and delivered once the wireless telephone is connected to the network. The messenger accepts data through standard Web interfaces such as HTTP and converts the data for transmittal over the wireless network without requiring modifications to the Web server.

   Narrow Band Router. The Narrow Band Router provides a common interface to a wide range of narrow band, or low-bandwidth, wireless networks. This feature makes the protocol-specific components of message addressing, routing and delivery transparent to Internet applications, enabling developers to easily create applications for wireless networks without customizing their applications to work with each individual protocol. Thus the same application can work across a number of wireless data networks and protocols in a transparent manner.

   Translation Framework. Wireless telephones are different than personal computers in that they are mass-market consumer devices with software that is embedded in the wireless telephone at the factory and very difficult and costly to modify in the field. The WML specification, however, is regularly evolving as features and functionality are introduced and refined. To address this issue, the translation framework enables the translation of content in real-time. Software translators can be implemented that transparently translate content based on newer versions of WML to make it compatible with wireless telephones that contain older versions of UP.Browser, or vice versa.

Sales and Marketing

   We sell our products through both a direct sales force and third-party resellers, currently Alcatel, Itochu Techno Science Corporation, Sema Group and Siemens. In addition, we have a joint sales and marketing relationship with Lucent Technologies. As of September 30, 1999, we had 52 persons in sales and marketing serving the United States market, and 24 persons in sales and marketing outside the United States. We plan to significantly expand this group over the next 12 months. In addition, we have offices in London and Tokyo. Our direct sales force focuses on selling products and consulting services and assists our indirect channel partners in selling our products and services. International sales of products and services accounted for 44% and 66% of our total revenues for the years ended June 30, 1998 and 1999, respectively, and 71% for the quarter ended September 30, 1999. We expect international revenues to continue to account for a significant portion of our revenues, although the percentage of our total revenues derived from international sales may vary. Our international sales strategy is to partner with leading distributors and systems integrators that have strong industry backgrounds and market presence in their respective markets and geographic regions.

   Our success depends in part on our ability to increase sales of our products and services through value-added resellers and to expand our indirect distribution channels. Under the arrangements that we make with our value-added resellers, a value-added reseller sells, installs and services our products to wireless network operators. These agreements are not exclusive and do not have territorial restrictions. Our value-added resellers generally are not restricted from selling products that are competitive with our products, and each of our partners can cease marketing our products and services at their option.

   We believe that customer service and ongoing technical support is an essential part of the sales process in the wireless communications industry. In order to provide high levels of customer service, senior management and assigned account managers play a role in ongoing account management and relationships. We believe these customer relationships enable us to improve customer satisfaction and develop products to meet specific customer needs. Our agreements with our network operator customers provide for 24 hour per day support seven days per week.

   We actively recruit content and application developers to our platform and provide to them free of charge our software developer's kit, UP.SDK. We also provide them with free membership in our Developer Program, free email-based support and the opportunity to participate in our Alliances Program. As of October 1999, approximately 17,000 registered developers in our Developer Program have downloaded UP.SDK, including:

   . 724 Solutions                  .Lotus
   . biztravel.com                  .Mapquest.com
   . BroadVision                    .NewsAlert
   . CableData                      .Reuters
   . Comverse Network Systems       .SmartServOnline
   . Data Broadcasting Corporation  .Sportsfeed.com
   . eDispatch.com                  .StockTips
   . InfoSpace.com                  .Vantive
   . Internet Travel Network        .The Weather Underground
   . KLELine                        .Webraska Mobile Technologies
   . Lightbridge

   Our Alliances Program is comprised of a select group of our content and application developers. We screen applications to our Alliances Program based on the availability and quality of the content or applications produced by the partner. We perform joint marketing activities with the partner, as well as provide introductions between our wireless network operators and our Alliances Program members.

Competition

   The market for our products and services is becoming increasingly competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. In addition, a number of our competitors, including Nokia, have announced or are expected to announce enhanced features and functionality as proprietary extensions to the WAP protocol. Furthermore, some of our competitors, such as NTT, have introduced or may introduce services based on proprietary wireless protocols that are not compliant with the WAP specifications.

   We expect that we will compete primarily on the basis of price, time-to-market, functionality, quality and breadth of product and service offerings. Our current and potential competitors include the following:

  . Wireless equipment manufacturers, such as Ericsson and Nokia, which are developing and marketing competitive server, browser and application software products. These companies already sell billions of dollars of wireless telephones and other telecommunications products to network operators which are our existing and potential customers.
  . Microsoft, which recently announced plans to deliver a wireless portal designed to work with handheld devices, wireless telephones and interactive pagers via Microsoft's MSN network of Internet services. Nextel is Microsoft's first customer for these services. Nextel plans to use a co-branded version of Microsoft's MSN portal to enable Nextel customers to access a customized set of Internet services. This arrangement also provides for Microsoft to invest $600 million in Nextel to support Nextel's development of wireless Internet services. In addition, Microsoft has announced that it intends to enable its Windows CE operating system to run on wireless handheld devices, including wireless telephones, and to develop and market its own browser for these devices.
  . Wireless Knowledge, a joint venture of Microsoft and Qualcomm, which has announced its intention to introduce products and services that may compete directly with our UP.Link and UP.Browser products, as well as our UP.Applications.
  . Systems integrators, such as CMG, and software companies, such as Oracle
    Corporation, which are developing and marketing server software that is compliant with the specifications promulgated by the WAP Forum.
  . Providers of Internet software applications and content, electronic messaging applications and personal information management software solutions, any of whom could offer products and services that compete with ours.

   As we enter new markets and introduce new services, such as the MyPhone service, we will face additional competitors. These competitors may include telecommunications companies such as Lucent Technologies, traditional Internet portals such as AOL, InfoSpace, Microsoft and Yahoo!, Internet infrastructure software companies and several private mobile Internet portal companies.

   Many of our existing competitors as well as potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Several of these companies also have greater name recognition and more well-established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than we can. We may face increasing price pressure from our network operator customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively. Finally, existing and potential competitors may develop enhancements to, or future generations of, competitive products that will have better performance features than our products.

Intellectual Property Rights

   Our performance depends significantly on our ability to protect our proprietary rights to the technologies used in our products. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. As of October 1999, we had three issued United States patents. We also had one United States patent application with allowed claims and 74 pending United States patent applications, as well as foreign counterparts with respect to many of these applications. In addition, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means afford only limited protection. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate. Finally, our competitors may independently develop similar technologies.

   The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. For example, we may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. To address any patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. A successful claim of product infringement against us, and our failure to license the infringed or similar technology, would harm our business. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business.

   We rely on a license of encryption technology from RSA Data Security, Inc. The license from RSA is perpetual unless terminated by either party as the result of a material breach or insolvency or, at our election, for convenience.

   As a member of the WAP Forum, we have agreed to license our intellectual property to other WAP members on fair and reasonable terms to the extent that the license is required to develop noninfringing products under the specifications promulgated by the WAP Forum. Each other member of the WAP Forum has entered into a reciprocal agreement.

Employees

   As of September 30, we had a total of 258 employees. None of our employees is covered by any collective bargaining agreements. We believe that our relations with our employees are good. In addition, we expect to add 114 employees in connection with the APiON acquisition.

Facilities

   Our principal offices are located in Redwood City, California in two buildings aggregating 65,000 square feet under a lease expiring in May 2006, with a renewal option for an additional five-year term. We also lease space for our offices in London, Belfast, Dublin and Tokyo.

Legal Proceedings

   We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of October 31, 1999 are as follows:

 Name                 Age Position
 ----                 --- --------
 Alain Rossmann......  43 Chairman and Chief Executive Officer

 Charles Parrish ...   52 Executive Vice President and Director

 Alan Black..........  39 Vice President, Finance and Administration, Chief
                           Financial Officer
                           and Treasurer

 Andrew Laursen......  41 Vice President, Product Development and Engineering

 Benjamin Linder.....  33 Vice President, Marketing
 Michael Mulica......  36 Senior Vice President, Worldwide Sales, Support and
                           Consulting

 Malcolm Bird........  43 Managing Director, Phone.com (Europe) Ltd.

 Roger Evans(1)(2)...  54 Director

 Reed Hundt..........  51 Director

 David Kronfeld(1)...  51 Director

 Andrew Verhalen(2)..  43 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Alain Rossmann. Mr. Rossmann is the founder, Chairman and Chief Executive Officer of Phone.com. Prior to founding Phone.com in December 1994, he was Chief Executive Officer of EO Corporation, a pioneer in personal digital assistant devices, from 1991 to 1993, when it was sold to AT&T. Prior to his involvement with EO, he was Vice President of Operations for C-Cube Microsystems Inc., a semiconductor design company, from 1989 to 1991. From 1986 to 1989, Mr. Rossmann co-founded and served as Vice President of Marketing and Sales at Radius, Inc., a developer of digital video products. From 1983 to 1986, Mr. Rossmann was manager of the third-party developer group at Apple Computer, Inc. Mr. Rossmann holds an M.S. degree in Mathematics from the Ecole Polytechnique, an M.S. degree in Civil Engineering from Ecole Nationale des Ponts et Chaussees and an M.B.A. degree from Stanford University.

   Charles Parrish. Mr. Parrish joined Phone.com as President and a director in June 1995, and was appointed Executive Vice President in June 1997. Mr. Parrish was General Manager of the Mobile Data Division of GTE Mobile Communications, a telecommunications company, from 1994 to June 1995, and Vice President of Marketing for GTE, from 1991 to 1994. Prior to working for GTE, Mr. Parrish was Senior Vice President of Operations for Contel Cellular, a telecommunications company, from July 1990 to 1991, when Contel was acquired by GTE. Prior to serving at Contel, he was the co-Founder, President and Chief Executive Officer of AmeriCom Corporation, a telecommunications equipment company, from 1984 to June 1990. Mr. Parrish served as Executive Assistant to the Secretary of the United States Department of the Interior under the Carter Administration. Mr. Parrish holds a B.S. degree in Industrial Management from the Georgia Institute of Technology.

   Alan Black. Mr. Black joined Phone.com as Vice President of Finance and Administration and Chief Financial Officer in August 1997 and was appointed to the additional office of Treasurer in September 1997. Mr. Black was Chief Financial Officer of Vicor, Inc., a provider of Internet information capture and delivery systems for financial services firms, from August 1992 to August 1997. Prior to his tenure at Vicor, Mr. Black was with KPMG LLP between 1982 and 1992, most recently with the firm's High Technology practice. Mr. Black holds a Bachelor of Commerce and a graduate diploma in Public Accountancy from McGill University. Mr. Black is a member of the California Society of Certified Public Accountants and the Canadian Institute of Chartered Accountants.

   Andrew Laursen. Mr. Laursen joined Phone.com as Vice President of Product Development and Engineering in June 1996, after working from August 1986 to June 1996 at Oracle Corporation, most recently as the Vice President and general manager of the Network Computer Division. Prior to this position, he pioneered Oracle's efforts in the area of digital video and worked in various management and development roles in the database server division. Before working at Oracle, Mr. Laursen was employed with Tolerant Systems, a computer systems company, where he was responsible for the development of their fault-tolerant UNIX file system. Mr. Laursen began his career at AT&T Bell Laboratories. He holds a B.S. degree in Computer Science from Michigan State University and an M.S. degree in Computer Science from the University of Illinois.

   Benjamin Linder. Mr. Linder joined Phone.com in January 1996 as Vice President of Product Management and was appointed as Vice President of Marketing in October 1996. From July 1987 to December 1995 Mr. Linder worked at Oracle Corporation, where he most recently served as Vice President of Marketing, co-founding Oracle's New Media Division in 1992. Prior to working in the New Media division of Oracle, Mr. Linder was Director of Technical Services for the massively parallel processing technology at Oracle. He holds B.S. degrees in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

   Michael Mulica. Mr. Mulica joined Phone.com in November 1999 as Senior Vice President, Worldwide Sales, Support and Consulting. From December 1998 to October 1999, Mr. Mulica was President, Global Sales and Marketing of Adaptive Broadband, Inc., a supplier of wireless broadband access systems. Before working at Adaptive Broadband, from May 1998 to November 1998, Mr. Mulica was co-founder of M&M Partners, a mergers and acquisitions management company focusing on the telecommunications market. From September 1997 to May 1998 he was a member of the Senior Staff to the European Cellular Infrastructure Group of Motorola, Inc., and from January 1997 to September 1997 he served as Vice President of Sales at Wireless Alliances, a Motorola subsidiary focused on distribution of Motorola's FSM and CDMA cellular radio subsystems. Prior to working at Wireless Alliances, Mr. Mulica was Vice President Pan American Sales for AccessLine Technologies, a telecommunications software company, from December 1995 to January 1997 and held various marketing and sales positions at Tandem Computers, Inc. from June 1989 to December 1995. Mr. Mulica holds an M.B.A. degree from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. degree in Business from Marquette University.

   Malcolm Bird. Prior to joining Phone.com as Vice President of Europe in September 1997, Mr. Bird worked at Acorn Computer Group, Plc., a computer company, from November 1989 to April 1997, serving most recently as divisional chief executive for the network computing and online media divisions. While at Acorn, Mr. Bird directed the design of Oracle's Network Computer, launched Acorn's entry into the emerging interactive television market and co-founded Advanced RISC Machines, Ltd. (ARM), a joint venture between Acorn, Apple Computer and VLSI Technology. Before working at Acorn, Mr. Bird worked with the PA Consulting Group, a consulting company. Mr. Bird holds a B.S. degree in Mechanical Engineering from Imperial College, London University.

   Roger Evans. Mr. Evans has been a director of Phone.com since September 1995. Mr. Evans has been associated with Greylock Management Corporation, a Boston-based venture capital firm, since 1989, serving as a general partner since January 1991. He also serves as a director of Copper Mountain Networks, a network equipment manufacturer, Maker Communications, Inc., a communications semiconductor company, and several other privately-held companies.

   Reed Hundt. Mr. Hundt has been a director of Phone.com since April 1999. Since November 1998, Mr. Hundt has been a senior advisor on information industries to McKinsey & Company, a worldwide management consulting firm. He has also been a principal of Charles Ross Partners, LLC, a Bethesda, Maryland firm that provides consulting and investment advice on telecommunications, since November 1997. From November 1993 to November 1997, Mr. Hundt was Chairman of the Federal Communications Commission. Prior to joining the FCC, Mr. Hundt was a partner at the law firm of Latham & Watkins. Mr. Hundt serves on the boards of directors of Allegiance Telecom, Inc., NorthPoint Communications, Inc., and Novell, Inc.

   David Kronfeld. Mr. Kronfeld has been a director of Phone.com since February 1998. Mr. Kronfeld founded JK&B Capital in January 1996 and is the managing member. Mr. Kronfeld is also a general partner at Boston Capital Ventures, where he specializes in the telecommunications and software industries. Before joining Boston Capital Ventures in October 1989, Mr. Kronfeld was the Vice President of Acquisitions and Venture Investments at Ameritech, a telecommunications company, from October 1984 to October 1989. Prior to working for Ameritech, Mr. Kronfeld was a Senior Manager at Booz Allen & Hamilton, an international management consulting firm, from 1977 to 1981. Mr. Kronfeld is a director of SCC Communications, Inc., a 911 service provider, MGC Communications, Inc., a local exchange carrier, and 21st Century Telecom Group, a telecommunications company. He holds a B.S. degree in Electrical Engineering and an M.S. degree in Computer Science from Stevens Institute of Technology and an M.B.A. degree from The Wharton School of Business.

   Andrew Verhalen. Mr. Verhalen has been a director of Phone.com since September 1995. Mr. Verhalen is a general partner of Matrix Partners, a venture capital firm, which he joined in 1992. From 1986 to 1991, Mr. Verhalen worked at 3Com Corporation, a network equipment manufacturer, initially as a Vice President of Marketing, then as Vice President and General Manager of the Network Adapter Division. Prior to joining 3Com, he worked for five years in the Microprocessor Group at Intel Corporation, in various marketing, management and strategic planning roles. He currently is a director of Alteon WebSystems, an Internet equipment manufacturer, Copper Mountain Networks, a network equipment manufacturer, WatchGuard Technologies, a network security company, and several private technology companies. Mr. Verhalen holds a B.S. degree in Electrical Engineering, an M. Eng. degree in Electrical Engineering and an M.B.A. degree from Cornell University.

Board Composition

   Our bylaws currently provide for a board of directors consisting of six members. The term of each of our current directors will expire at the next annual meeting of stockholders. Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.

Board Compensation

   Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are employees of Phone.com are eligible to participate in our 1995 and 1996 stock plans and in our employee stock purchase plan. Directors who are not employees of Phone.com are eligible to participate in our 1996 stock plan and in our directors' stock option plan.

   1999 Directors' Stock Option Plan. The directors' stock option plan was adopted by the board of directors in March 1999 and was approved by our stockholders in May 1999. A total of 1,200,000 shares of common stock has been reserved for issuance under the directors' stock option plan, all of which remain available for future grants. The directors' stock option plan provides for the grant of nonstatutory stock options to nonemployee directors. The directors' stock option plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the board of directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which a director has a personal interest.

   The directors' stock option plan provides that each person who becomes a nonemployee director or will be granted a nonstatutory stock option to purchase 66,666 shares of common stock on the date on which the individual first becomes a nonemployee director. Thereafter, on the first board of directors meeting date of each calendar quarter beginning on or after October 1, 2000, each nonemployee director who was a member of the board of directors prior to our initial public offering in June 1999 will be granted an option to purchase 5,000 shares of common stock. In addition, on the first board of directors meeting date of each calendar quarter that begins at least one year following the initial option grant to a nonemployee director who becomes a director after the completion of our initial public offering in June 1999, but in no event earlier than October 1, 2000, the director will be granted an option to purchase 5,000 shares of common stock.

   The directors' stock option plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the directors' stock option plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by the optionee. All options granted under the directors' stock option plan shall vest in full immediately upon grant of the option. If a nonemployee director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director, exercise options granted under the directors' stock option plan. If he or she does not exercise the option within the 90-day period, the option shall terminate. The exercise price of all stock options granted under the directors' stock option plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the directors' stock option plan have a term of five years.

   In the event of a sale of all or substantially all of our assets, our merger with or into another corporation or any other reorganization of Phone.com in which more than 50% of the shares of Phone.com entitled to vote are exchanged, each nonemployee director shall have either (i) a reasonable time within which to exercise the option prior to the effectiveness of the dissolution, liquidation, sale, merger or reorganization, at the end of which time the option shall terminate, or (ii) the right to exercise the option or receive a substitute option with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding Phone.com or acquiring its business. Our board of directors may amend or terminate the directors' stock option plan as long as this action does not adversely affect any outstanding option, and we shall obtain stockholder approval for any amendment to the extent required by applicable law.

Board Committees

   The compensation committee currently consists of Messrs. Evans and Verhalen. The compensation committee:

  . reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and . makes recommendations to the board of directors regarding executive compensation matters.

   The audit committee currently consists of Messrs. Kronfeld and Evans. The audit committee:

  . makes recommendations to the board of directors regarding the selection of independent auditors.
  . reviews the results and scope of the audit and other services provided by our independent auditors; and
  . reviews and evaluates our audit and control functions.

Compensation Committee Interlocks and Insider Participation

   The members of our compensation committee are currently Messrs. Evans and Verhalen, neither of whom has at any time been an officer or employee of Phone.com. We have issued and sold in private placement transactions shares of preferred stock to Greylock Equity Limited Partnership and to Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund. Mr. Evans is a general partner of Greylock Equity GP Limited Partnership, the general partner of Greylock Equity Limited Partnership, and Mr. Verhalen is a general partner of Matrix Partners, the general partner of Matrix Partners IV, L.P. and of Matrix IV Entrepreneurs Fund. The following summarizes these transactions (as adjusted to give effect to our proposed two-for-one stock split):

Greylock Equity Limited Partnership

  . June 1995: 3,999,998 shares of Series A preferred stock at $0.25 per share.

  . January 1996: 1,573,132 shares of Series B preferred stock at $0.84 per share.

  . October 1996: 157,436 shares of Series C preferred stock at $1.91 per share.

  . January 1998: 157,432 shares of Series D preferred stock at $2.54 per share.

Entities affiliated with Matrix Partners

  . June 1995: 3,999,996 shares of Series A preferred stock at $0.25 per share.

  . January 1996: 1,573,130 shares of Series B preferred stock at $0.84 per share.

  . October 1996: 157,436 shares of Series C preferred stock at $1.91 per share.

  . January 1998: 157,430 shares of Series D preferred stock at $2.54 per share.

Executive Compensation

   Summary Compensation. The following table sets forth compensation awarded to, earned by, or paid to our Chief Executive Officer and the four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the years ended June 30, 1998 and 1999 (collectively, the "named executive officers").

                           Summary Compensation Table

                                                           Long-Term
                                                          Compensation
                                Annual Compensation          Awards
                                ----------------------    ------------
                                                           Securities
   Name and Principal    Fiscal                            Underlying     All Other
        Position          Year  Salary($)    Bonus($)      Options(1)  Compensation($)
   ------------------    ------ ---------    ---------    ------------ ---------------
Alain Rossmann
Chairman and Chief        1999  $200,000            --           --        $ 1,092(2)
 Executive Officer......  1998   157,500            --           --        $   806(2)

Charles Parrish
Executive Vice            1999   180,000     $  42,840(3)   120,000          1,090(2)
 President..............  1998   167,500       107,352(4)   213,332            935(2)

Andrew Laursen
Vice President, Product
 Development and          1999   180,000            --      126,666          1,030(2)
 Engineering............  1998   145,000            --      133,332            833(2)

Maurice Jeffery
Vice President, North     1999   120,000       511,922(5)    40,000            704(2)
 American Sales.........  1998   118,508        56,667(5)   110,000            600(2)

Malcolm Bird
Managing Director,
 Phone.com (Europe)       1999   132,480(6)    139,548(5)    26,666         18,000(8)
 Ltd....................  1998   103,000(7)    137,224(5)   240,000         15,000(8)

--------

(1) The share numbers in the above table have been adjusted to give effect to our proposed two-for-one stock split.

(2) Consists of life insurance premiums paid by Phone.com.

(3) Consists of monthly payments for housing expenses pursuant to relocation agreement.

(4) Consists of sales commissions, payments for moving and relocation costs and monthly payments for housing expenses pursuant to relocation agreement.

(5) Consists of sales commissions.

(6) Includes auto allowance of approximately $12,480.

(7) Includes auto allowance of approximately $3,000.

(8) Consists of contribution to pension plan.

   Option Grants. The following table shows information regarding stock options granted to the Named Executive Officers during the fiscal year ended June 30, 1999 (as adjusted to give effect to our proposed two-for-one stock split). No stock appreciation rights were granted to these individuals during the year.

                       Option Grants in Last Fiscal Year

                                                                     Potential Realizable Value
                         Number of    Percentage                     at Assumed Annual Rates Of
                           Shares      of Total  Exercise             Stock Price Appreciation
                         Underlying    Options    Price                  for Option Term(1)
                          Options     Granted to   per    Expiration ---------------------------
                          Granted     Employees   Share      Date         5%            10%
Name                     ----------   ---------- -------- ---------- ------------ --------------
Alain Rossmann..........       --         --         --          --            --             --
Charles Parrish.........  120,000(2)     2.7%     $8.00   6/10/2009      $603,739     $1,529,993
Andrew Laursen..........  126,666(2)     2.9       8.00   6/10/2009       637,277      1,614,984
Maurice Jeffrey.........   40,000(2)     0.9       8.00   6/10/2009       201,246        509,998
Malcolm Bird............   26,666(2)     0.6       8.00   6/10/2009       134,161        339,990

--------
(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level.
(2) These stock options, which were granted under the 1996 stock plan, become exercisable as to an aggregate of 5% of the total number of shares on a monthly basis during the first year after grant, as to an aggregate of 10% of the total number of shares on a monthly basis during the second year after grant, as to an aggregate of 45% of the shares on a monthly basis during the third, fourth and fifth years after grant and as to an aggregate of 40% of the shares on a monthly basis during the sixth and seventh years after grant., as long as the optionee remains an employee with, consultant to, or director of Phone.com.

   Aggregate Option Exercises and Holdings. The following table provides certain summary information concerning the shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of June 30, 1999 (as adjusted to give effect to our proposed two-for-one stock split).

                                              Number of Securities
                                             Underlying Unexercised     Value of Unexercised
                                               Options at June 30,    In- the-Money Options at
                                                     1999(#)             June 30, 1999($)(1)
                                            ------------------------- -------------------------
                  Number of
                   Shares
                 Acquired on     Value
Name             Exercise(#) Realized($)(1) Exercisable Unexercisable Exercisable Unexercisable
----             ----------- -------------- ----------- ------------- ----------- -------------
Alain Rossmann         -            -
Charles Parrish        -            -               -      333,332              -  $8,109,298
Andrew Laursen         -            -         166,666      426,664    $ 4,634,148  10,735,766
Maurice Jeffery        -            -          42,292      148,546      1,174,996   3,773,272
Malcolm Bird           -            -          87,500      179,166      2,432,938   4,731,833

                         Fiscal Year-End Option Values

--------
(1) The amount set forth represents the difference between the fair market value of the underlying common stock at June 30, 1999 and the exercise price of the option.

   We have entered into agreements with each of our executive officers which provide that if the officer's employment is terminated involuntarily other than for cause within 18 months following a change of control transaction, then subject to limitations, the vesting of any stock option or restricted stock held by the officer shall be automatically accelerated so that the option or restricted stock becomes completely vested.

Stock Plans

   1995 Stock Plan. Our 1995 stock plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1995 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1995 stock plan was originally adopted by our board of directors in October 1995 and approved by our stockholders in October 1995. Unless terminated earlier by the board of directors, the 1995 stock plan shall terminate in October 2005. A total of 3,298,924 shares of common stock have been reserved for issuance under the 1995 stock plan. As of September 30, 1999, options to purchase 725,384 shares of common stock were outstanding at a weighted average exercise price of $0.08 per share, 2,573,540 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and no shares remained available for future grant.

   The administrator of the 1995 stock plan may be either the board of directors or a committee of the board. The administrator determines the terms of options granted under the 1995 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. Incentive stock options granted under the 1995 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1995 stock plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant (or at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock). Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

   The administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total voting power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by the optionee. The administrator determines when options become exercisable. Options granted under the 1995 stock plan generally must be exercised within 60 days after the termination of the optionee's status as an employee, director or consultant of Phone.com, or within 12 months if termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1995 stock plan generally vest at the rate of 1/4 of the total number of shares subject to the option 12 months after the date of grant, and 1/48 of the total number of shares subject to the option each month thereafter.

   In the event of our merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. The administrator has the authority to amend or terminate the 1995 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval will be obtained for any amendment to the extent required by applicable law.

   In addition to stock options, the administrator may issue stock purchase rights under the 1995 stock plan to employees, directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1995 stock plan must be at least 85% of the fair market value of the shares as of the date of the offer. The period during which the stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Phone.com an option to repurchase unvested shares at cost upon termination of the recipient's relationship with us.

   1996 Stock Plan. Our 1996 stock plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1996 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1996 stock plan was originally adopted by our board of directors in September 1996 and approved by our stockholders in October 1996. The 1996 stock plan was amended by our board of directors in March 1999 to increase the total number of shares reserved for issuance by 8,500,000 shares and to incorporate other changes. This amendment to the 1996 stock plan was approved by our stockholders in May 1999. Unless terminated earlier by the board of directors, the 1996 stock plan shall terminate in September 2006. A total of 15,468,850 shares of common stock have been reserved for issuance under the 1996 stock plan. In addition, the number of shares reserved under the plan will automatically be increased each year, beginning on July 1, 2000 in an amount equal to the lesser of (a) 3,000,000 shares, (b) four percent of the shares outstanding on the last day of the preceding fiscal year or (c) a lesser number of shares as is determined by the board of directors. As of September 30, 1999, options to purchase 9,058,036 shares of common stock were outstanding at a weighted average exercise price of $5.76 per share, 915,382 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and 5,495,432 shares remained available for future grant.

   The administrator of the 1996 stock plan may be either the board of directors or a committee of the board. The administrator determines the terms of options granted under the 1996 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual receive option grants for more than 2,000,000 shares under the 1996 plan in any fiscal year. Incentive stock options granted under the 1996 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1996 stock plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

   The administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total voting power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 1996 stock plan. Each option may be exercised during the lifetime of the optionee only by the optionee or permitted transferee. The administrator determines when options become exercisable. Options granted under the 1996 stock plan generally must be exercised within 30 to 90 days, as determined by the administrator, after the termination of the optionee's status as an employee, director or consultant of Phone.com, or within 12 months if termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1996 stock plan generally vest over a period of four or five years.

   In the event of our merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to assume or substitute the option, the option will terminate. The administrator has the authority to amend or terminate the 1996 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval is required to increase the number of shares subject to the 1996 stock plan, to change the designation of the class of persons eligible to be granted options or to increase the individual grant limitation.

   In addition to stock options, the administrator may issue stock purchase rights under the 1996 stock plan to employees, directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1996 stock plan must be at least 85% of the fair market value of the shares as of the date of the offer. The period during which the stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Phone.com an option to repurchase the unvested shares at cost upon termination of the recipient's relationship with us.

   1999 Employee Stock Purchase Plan. Our employee stock purchase plan was adopted by the board of directors in March 1999 and was approved by our stockholders in May 1999. A total of 1,200,000 shares of common stock has been reserved for issuance under the employee stock purchase plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 1,000,000 shares or 1% of our outstanding common stock on the last day of the immediately preceding fiscal year. Unless terminated earlier by the board of directors, the employee stock purchase plan shall terminate in March 2019.

   The employee stock purchase plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period commenced on June 11, 1999 and will end on April 30, 2001; the initial purchase period began on June 11, 1999 and will end on January 31, 2000, with subsequent purchase periods ending on April 30, 2000, October 31, 2000 and April 30, 2001. The employee stock purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), or of any majority-owned subsidiary designated by the board, are eligible to participate in the employee stock purchase plan if they are employed by us or a subsidiary of ours for at least 20 hours per week and more than five months per year. The employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which in any event may not exceed 20% of an employee's base salary. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the employee stock purchase plan at any time during an offering period, and participation ends automatically on termination of employment.

   An employee cannot be granted an option under the employee stock purchase plan if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if the option would permit an employee to purchase stock under the employee stock purchase plan at a rate that exceeds $25,000 of fair market value of stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 5,000 shares of common stock under the employee stock purchase plan in any one purchase period. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new twenty-four month offering period beginning on the first business day following the purchase date.

   If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation. However, the board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the employee stock purchase plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right of the acquiring corporation. The board of directors has the power to amend or terminate the employee stock purchase plan and to change or terminate offering periods as long as this action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the employee stock purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of an individual's fiduciary duties as a director except for liability:

  . for any breach of a director's duty of loyalty to Phone.com or to its stockholders,
  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or
  . for any transaction from which a director derives an improper personal benefit.

   Our bylaws provide that Phone.com shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of a party's status or service as a director, officer, employee or other agent of Phone.com upon an undertaking by the party to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

   We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses (including attorney's fees), judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Phone.com (other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

   At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Phone.com where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

   Some stock option grants to directors and executive officers of Phone.com are described herein under the caption "Management--Executive Compensation."

   Since our inception, we have issued, in private placement transactions, shares of preferred stock as follows (as adjusted to give effect to our proposed two-for-one stock split): an aggregate of 9,463,994 shares of Series A Preferred Stock at $0.25 per share in June 1995, an aggregate of 7,999,974 shares of Series B Preferred Stock at $0.84 per share in December 1995, January 1996 and February 1996, an aggregate of 5,077,532 shares of Series C Preferred Stock at $1.91 per share in October 1996, an aggregate of 12,889,754 shares of Series D Preferred Stock at $2.54 per share in January and February 1998 and an aggregate of 4,917,086 shares of Series E Preferred Stock at $3.62 per share in March 1999. The following table summarizes the shares of preferred stock purchased by named executive officers, directors and 5% stockholders of Phone.com and persons and entities associated with them in the private placement transactions:

                                        Series A  Series B  Series C  Series D
                                        Preferred Preferred Preferred Preferred
Investor                                  Stock     Stock     Stock     Stock
--------                                --------- --------- --------- ---------
Alain Rossmann........................    264,000        --       --         --
Greylock Equity Limited Partnership
 (Roger Evans)........................  3,999,998 1,573,132  157,436    157,432
Entities Affiliated with Matrix
 Partners (Andrew Verhalen)...........  3,999,996 1,573,130  157,436    157,430
Entities Affiliated with JK&B Capital,
 L.P. (David Kronfeld)................         --        --       --  1,180,740

   Shares held by affiliated persons and entities have been aggregated and all share numbers have been adjusted to give effect to our proposed two-for-one stock split. See "Principal Stockholders."

   The following officers and one director issued full recourse promissory notes to us to purchase restricted stock under the 1995 stock plan and the 1996 stock plan. The full principal amount and accrued interest under each note remain outstanding. The terms of the notes are summarized below:

                                             Principal                  Interest
Name                          Date of Note    Amount       Date Due       Rate
----                        ---------------- --------- ---------------- --------
Alan Black................. October 31, 1997 $ 52,000  October 31, 2001   6.24%
                            July 20, 1998    $123,750  July 20, 2002      5.49%
Andrew Laursen............. July 11, 1996    $ 85,000  July 11, 2000      6.48%
Benjamin Linder............ July 11, 1996    $ 23,800  July 11, 2000      6.48%
Reed Hundt................. April 16, 1999   $200,000  April 16, 2004     5.28%

   We have entered into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of our status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

   We have entered into agreements with each of our executive officers which provide that if the officer's employment is terminated involuntarily other than for cause within 18 months following a change of control transaction, then subject to limitations, the vesting of any stock option or restricted stock held by the officer shall be automatically accelerated so that the option or restricted stock becomes completely vested.

   We entered into a relocation agreement with Charles Parrish on December 23, 1996 pursuant to which we have agreed to pay Mr. Parrish a housing allowance of $3,570 per month starting in September 1996 through the earlier of August 2003 or the date that Mr. Parrish's terminates employment with Phone.com. We have also entered into a loan agreement with Mr. Parrish on December 23, 1996, under which we have agreed to lend Mr. Parrish $300,000 less the aggregate amount of all payments made to him under the relocation agreement upon Mr. Parrish's request before August 1, 2003 in order to assist him in purchasing a residence. In addition, we have agreed to pay Mr. Parrish a severance payment equal to six months of his base salary if Mr. Parrish's employment with us is involuntarily terminated. We have entered into a letter agreement with Malcolm Bird on August 18, 1997, which provides that if Mr. Bird's employment with us is involuntarily terminated by us other than for cause, he will receive a severance payment equal to six months of his base salary and continue to receive his medical insurance benefits for a period of six months following his termination.

   In connection with Mr. Hundt's appointment as a director in April 1999, he received a stock option to purchase 66,666 shares of common stock at an exercise price of $6.00 per share under our 1996 stock plan. This option is fully exercisable as of the date of grant. In addition, in April 1999, we issued and sold 33,334 shares of common stock to Mr. Hundt at a purchase price of $6.00 shares under our 1996 stock plan. The aggregate purchase price of $200,000 was paid by Mr. Hundt through the issuance of a full recourse promissory note, which bears interest at the rate of 5.28% per annum. The principal and interest under this note become due and payable on the earlier of April 16, 2004 or the date of termination of Mr. Hundt's employment or consulting relationship with Phone.com.

   We have entered into an agreement with Michael Mulica in October 1999 pursuant to which we have agreed to pay Mr. Mulica a severance payment equal to twelve months of his target pay and benefits if he is terminated by Phone.com without cause within the first twenty-four months of his employment with us. In addition, if Mr. Mulica is terminated by Phone.com without cause after his initial twenty-four months of employment, the agreement provides that he will receive a severance payment equal to six months of his target pay and benefits.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information with respect to beneficial ownership of our common stock as of October 31, 1999, and as adjusted to reflect the sale of 2,200,000 shares of common stock offered by Phone.com in this offering, as to:

  . each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock,
  .  each of our directors,
  . each of the executive officers named in the summary compensation table, and
  .  the selling stockholders.

   Except as indicated in the footnotes to this table and under applicable community property laws, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock. Options exercisable on or before December 30, 1999, are included as shares beneficially owned. For the purposes of calculating percent ownership, as of September 30, 1999, 62,583,964 shares were issued and outstanding, and, for any individual who beneficially owns shares represented by options exercisable on or before December 30, 1999, these shares are treated as if outstanding for that person, but not for any other person. Unless otherwise indicated, the address of each of the individuals named below is: c/o Phone.com, Inc., 800 Chesapeake Drive, Redwood City, California 94063.

                                        Shares                    Shares
                                     Beneficially              Beneficially
                                    Owned Prior to              Owned After
                                       Offering      Shares      Offering
                                   -----------------  Being  -----------------
Name of Beneficial Owners           Number   Percent Offered  Number   Percent
-------------------------          --------- ------- ------- --------- -------
Alain Rossmann(1)................. 7,447,164  11.9%  571,964 6,875,200  10.6%

Roger Evans(2).................... 5,386,298   8.6%       -- 5,386,298   8.3%
c/o Greylock Management
One Federal Street
Boston, MA 02110

Andrew Verhalen(3)................ 5,138,564   8.2%       -- 5,138,564   7.9%
c/o Matrix Partners
Bay Colony Corporation Center
1000 Winter Street, Suite 4500
Waltham, MA 02154

Greylock Equity Limited
 Partnership...................... 5,319,632   8.5%       -- 5,319,632   8.2%
c/o Greylock Management
One Federal Street
Boston, MA 02110

Entities affiliated with Matrix
 Partners(4)...................... 5,277,750   8.4%       -- 5,277,750   8.1%
c/o Matrix Partners
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham MA 02154

Charles Parrish(5)................ 1,508,644   2.4%  187,206 1,321,438   2.0%

David Kronfeld(6)................. 1,099,170   1.8%   65,872 1,033,298   1.6%
c/o JK&B Capital
205 North Michigan Avenue, Suite
 808
Chicago, IL 60601

Andrew Laursen(7)................. 1,204,827   1.9%  123,542 1,081,285   1.7%

Malcolm Bird(8)...................   114,667     *    12,952   101,715     *


                                       Shares                       Shares
                                 Beneficially Owned           Beneficially Owned
                                 Prior to Offering   Shares     After Offering
                                 ------------------   Being   ------------------
Name of Beneficial Owners         Number    Percent  Offered    Number   Percent
-------------------------        ---------- ------- --------- ---------- -------
Reed Hundt(9)..................      99,998     *          --     99,998     *
c/o Charles Ross Partners LLC
7316 Wisconsin Avenue
Suite 400
Bethesda, Maryland 20814

Maurice Jeffery(10)............      89,956     *      10,336     79,620     *

Gilbert Little.................     662,892   1.1%    246,822    416,070     *
1, Southwinds
Ulverton Road,
Dalkey, Co. Dublin

AT&T Wireless Services, Inc....   1,316,190   2.1%    257,040  1,059,150   1.6%
10230 N.E. Points Drive
Kirkland, WA 98033

Hikari Tsushin, Inc............   2,071,808   3.3%    240,000  1,831,808   2.8%
2-1-1 Ohtemachi, Chiyoda-Ku
Tolyo 100-0004 Japan

Paribas Principal Inc..........   1,461,770   2.3%    285,470  1,176,300   1.8%
Equitable Tower
787 Seventh Avenue
New York, NY 10019

Siemens Information and
 Communication Networks, Inc...   1,243,084   2.0%    242,762  1,000,322   1.5%
900 Broken Sound Parkway
Boca Raton, FL 33487

Citicorp.......................   1,180,566   1.9%    230,552    950,014   1.5%
Citicorp Center
153 E. 53rd Street, 6th Floor
New York, NY 10043

Mitsubishi Electric
 Corporation...................   1,023,300   1.6%    240,834    782,466   1.2%
1050 East Arques Avenue
Sunnyvale, CA 94086

Cirrus Logic, Inc..............     810,156   1.3%    158,214    651,942   1.0%
3100 West Warren
Fremont, CA 94538

All officers and directors as a
 group (11 persons)............  23,018,120  36.8%  1,061,120 21,957,000  33.9%

Additional selling
 stockholders, each holding
 less than 1% of the
 outstanding common stock prior
 to this offering..............   5,336,484   8.5%  1,376,594  3,959,890   6.1%

--------

 *Less than one percent.

 (1) Includes 149,664 shares held by Platane Fund and 65,168 held by Mr. Rossmann's minor children. Mr. Rossmann is the manager of Platane Fund, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (2) Consists of 66,666 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999, 5,075,430 shares held by Greylock Equity Limited Partnership and 244,202 shares held by the general partners of Greylock. Mr. Evans is a director of Phone.com and a general partner of

    Greylock Equity GP Limited Partnership, the general partner of Greylock Equity Limited Partnership. Mr. Evans disclaims beneficial ownership of these shares except to the extent of his pecuniary interest herein. The other general partners of Greylock Equity GP Limited Partnership with whom Mr. Evans shares voting and dispositive powers over these shares are Henry
    F. McCance, Howard E. Cox, Jr., Davis N. Strohm, William W. Helman and William S. Kaiser.

 (3) Consists of 66,666 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999, 4,821,658 shares held by Matrix Partners IV, L.P., 258,396 shares held by Matrix IV Entrepreneurs Fund and 197,696 shares held by the general partners of Matrix. Mr. Verhalen is a director of Phone.com and a general partner of Matrix Partners, the general partner of each of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund. Mr. Verhalen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of Matrix Partners with whom Mr. Verhalen shares voting and dispositive powers over these shares are Paul J. Ferri,
     W. Michael Humphreys, Timothy A. Barrows and Andrew Marcuvitz.

 (4) Consists of 4,821,658 shares held by Matrix Partners IV, L.P., 258,396 shares held by Matrix IV Entrepreneurs Fund and 197,696 shares held by the general partners of Matrix. Mr. Verhalen is a director of Phone.com and a general partner of Matrix Partners, the general partner of each of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund. Mr. Verhalen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of Matrix Partners with whom Mr. Verhalen shares voting and dispositive powers over these shares are Paul J. Ferri, W. Michael Humphreys, Timothy A. Barrows and Andrew Marcuvitz.

 (5) Includes 3,000 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999.

 (6) Consists of 66,666 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999, 693,240 shares held by JK&B Capital, L.P. and 400,996 shares held by JK&B Capital II, L.P. Mr. Kronfeld is a director of Phone.com and general partner of JK&B Capital, the general partner of JK&B Capital, L.P. and the general partner of JK&B Capital II, L.P. Mr. Kronfeld disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of JK&B Capital with whom Mr. Kronfeld shares voting and dispositive powers over these shares are George Spencer and Eileen Richardson.

 (7) Includes 66,664 shares held by Mr. Laursen's minor children and 211,498 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999.

 (8) Includes 113,166 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999.

 (9) Includes 33,332 shares held by Charles Ross Investment Fund Number 6, which is affiliated with Charles Ross Partners, LLC, of which Mr. Hundt is a principal. Mr. Hundt disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 66,666 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999.

(10) Includes 60,794 shares issuable upon exercise of outstanding options exercisable on or before December 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

   As of September 30, 1999, our authorized capital stock consisted of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The share numbers below have been adjusted to give effect to our proposed two-for-one stock split.

Common Stock

   As of September 30, 1999, there were 62,583,964 shares of common stock outstanding that were held of record by approximately 131 stockholders. There will be 64,783,964 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise or conversion of outstanding convertible securities after June 30, 1999) after giving effect to the sale of the shares of common stock offered hereby by us.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Phone.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   We are authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Phone.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights of Stockholders

   The holders of approximately 39,785,366 shares of common stock or their transferees are entitled to rights to register these shares, called "registrable securities," under the Securities Act. These rights are provided under the terms of an agreement between Phone.com and the holders of registrable securities. Subject to limitations in this agreement, the holders of the registrable securities may require, on two occasions at any time after six months from the effective date of our initial public offering in June 1999, that Phone.com use its best efforts to register the registrable securities for public resale, provided that the proposed aggregate offering price is in excess of $15,000,000. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All fees, costs and expenses of these registrations must be borne by us and all selling expenses (including underwriting discounts, selling commissions and stock transfer taxes) relating to registrable securities must be borne by the holders of the securities being registered.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

   We are subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless

(with exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Phone.com without further action by the stockholders. In addition, provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Phone.com, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide for assumption of our plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Phone.com. Furthermore, this preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

   Commencing at the first annual meeting of stockholders following the date on which we shall have had at least 800 stockholders, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we shall have at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. These provisions in our amended and restated certificate of incorporation may have the effect of delaying or preventing changes in control or management of Phone.com.




Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Listing

   Our common stock is traded on The Nasdaq Stock Market's National Market under the trading symbol "PHCM."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

   Upon completion of this offering, we will have outstanding 64,783,964 shares of common stock, based on shares outstanding as of September 30, 1999, as well as the 2,393,026 shares issued in October 1999 in connection with the APiON acquisition. Of these shares, 6,600,000 shares to be sold by us and the selling stockholders in this offering (7,590,000 shares if the underwriters' over-allotment option is exercised in full), as well as the 9,200,000 shares sold in our initial public offering, are freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of Phone.com, as that term is defined in Rule 144 under the Securities Act.

   The remaining 51,376,990 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

   Pursuant to "lock-up" agreements entered into in connection with our initial public offering in June 1999, all the executive officers, directors and stockholders of Phone.com agreed not to dispose of their shares for a period of 180 days following the initial public offering; provided, however, that Credit Suisse First Boston Corporation has the right, in its sole discretion, to release all or any portion of the shares subject to the lock-up agreements at any time and without notice. For example, in October 1999, Credit Suisse First Boston Corporation released a portion of these shares from the lock-up agreements. As of October 27, 1999, an aggregate of approximately 4.0 million shares had been so released from the lock-up agreements, none of which were held by members of our management team. All of the stockholders participating in this partial release of the lock-up agreements have entered into additional lock-up agreements pursuant to which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of our common stock, other than the shares to be sold by these stockholders in this offering, for a period of 90 days from the date of this prospectus. In addition, the other selling stockholders in this offering have also entered into the additional 90-day lock-up agreements. Credit Suisse First Boston Corporation may in its sole discretion, at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

   Taking into account the lock-up agreements, and assuming Credit Suisse First Boston Corporation does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  . Upon completion of this offering, the 6,600,000 shares sold in the offering, as well as approximately 9,315,388 shares outstanding prior to the offering, will be immediately available for sale in the public market.

  . On December 8, 1999, approximately 12,041,550 shares will be eligible for sale, 1,024,776 shares of which will be subject to volume, manner of sale and other limitations under Rule 144.

  . The remaining 39,220,052 shares will be eligible for sale upon the expiration of the 90-day lock-up period following this offering, subject, in certain cases, to volume, manner of sale and other limitations under Rule 144.

   Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. In general, under Rule 144, after the expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then-outstanding shares of common stock, or . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

   Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Phone.com. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   We have filed, a registration statement on Form S-8 to register approximately 17,988,306 shares of common stock reserved for issuance under the 1995 stock plan, the 1996 stock plan, the employee stock purchase plan and the directors' stock option plan. Shares issued under the foregoing stock and option plans, after the filing of the registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and vesting restrictions imposed by us.

   In addition, following this offering, the holders of approximately 39,785,366 shares of outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock--Registration Rights of Stockholders."

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated November   , 1999, we have agreed to sell to the underwriters
named below the following respective numbers of shares of common stock:

                                                                       Number of
           Underwriter                                                  Shares
   -------------------                                                 ---------
   Credit Suisse First Boston Corporation.............................
   Goldman, Sachs & Co. ..............................................
   Hambrecht & Quist LLC .............................................
   BancBoston Robertson Stephens Inc. ................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
   Banc of America Securities LLC.....................................
                                                                       ---------
     Total............................................................ 6,600,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We and certain selling stockholders have granted the underwriters a 30-day option to purchase up to 990,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                         Per share                  Total
                               ----------------------------- -------------------
                                                              Without    With
                                  Without          With        Over-     Over-
                               Over-Allotment Over-Allotment Allotment Allotment
                               -------------- -------------- --------- ---------
   Underwriting discounts and
    commissions payable by
    Phone.com................
   Expenses payable by
    Phone.com................
   Underwriting discounts and
    commissions payable by
    the selling
    stockholders.............

   We and certain of our stockholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

   Our common stock is traded on The Nasdaq National Market under the symbol "PHCM."

   The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.
  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.
  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
  . In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   In March 1999, we issued an aggregate of 4,917,086 shares of our Series E preferred stock at a per share price of $3.62. Credit Suisse First Boston Corporation acted as the placement agent for this private placement of our Series E preferred stock, for which it received a customary fee for its services. In connection with this financing, a director of Credit Suisse First Boston Corporation purchased 8,286 shares of Series E preferred stock in the private placement and has agreed not to sell, pledge, transfer or hypothecate his shares for a one year period after the date of our initial public offering in June 1999.

   In connection with our acquisition of APiON Telecoms Ltd., which was completed in October 1999, Credit Suisse First Boston Corporation acted as our financial advisor. For these services, we will pay a customary fee to Credit Suisse First Boston Corporation.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Phone.com by Venture Law Group, A Professional Corporation, Menlo Park, California. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Venture Law Group attorneys and an entity affiliated with Venture Law Group hold an aggregate of 22,358 shares of our common stock.

                                    EXPERTS

   The consolidated balance sheets as of June 30, 1998 and 1999, and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1999 of Phone.com, Inc. and subsidiaries, have been included in the Registration Statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

   The statement of assets acquired and liabilities assumed as of March 31, 1999, and the statement of operations and cash flows for the period from May 1, 1998 (inception) through March 31, 1999 of the WAP business of APiON, have been included in the Registration Statement in reliance upon the report of PricewaterhouseCoopers, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, some items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to Phone.com and the common stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including exhibits thereto and the financial statements and notes filed as a part thereof, as well as reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of fees prescribed by the Commission. These reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Phone.com, Inc. Consolidated Financial Statements
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets.............................................  F-3
  Consolidated Statements of Operations...................................  F-4
  Consolidated Statements of Stockholders' Equity.........................  F-5
  Consolidated Statements of Cash Flows...................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7

WAP Business of APiON Limited Financial Statements
  Report of Independent Accountants....................................... F-19
  Statement of Operations................................................. F-20
  Statement of Assets Acquired and Liabilities Assumed.................... F-21
  Cash Flow Statement..................................................... F-22
  Notes to Financial Statements........................................... F-23

Pro Forma Combined Condensed Financial Statements
  Introduction to Unaudited Pro Forma Combined Condensed Financial
   Statements............................................................. F-27
  Unaudited Pro Forma Combined Condensed Balance Sheet.................... F-28
  Unaudited Pro Forma Combined Condensed Statement of Operations.......... F-29
  Notes to Unaudited Pro Forma Combined Condensed Financial Statements.... F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Phone.com, Inc.:

   We have audited the accompanying consolidated balance sheets of Phone.com, Inc. and subsidiaries (the Company) as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phone.com, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                                                    /s/ KPMG LLP
Mountain View, California

July 19, 1999, except as to Note 8 which is as of October 29, 1999

                        PHONE.COM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                   June 30,
                                               ------------------  September 30,
                                                 1998      1999        1999
                                               --------  --------  -------------
                                                                    (unaudited)
                   ASSETS
Current assets:
  Cash and cash equivalents..................  $ 12,677  $ 79,803    $ 22,425
  Short-term investments.....................    20,787    33,283      95,383
  Accounts receivable........................     2,724    20,474      10,474
  Prepaid expenses and other current assets..       352       865       1,070
                                               --------  --------    --------
    Total current assets.....................    36,540   134,425     129,352
Property and equipment, net..................     1,336     3,014       5,944
Deposits and other assets....................     1,268     1,494       1,525
                                               --------  --------    --------
                                               $ 39,144  $138,933    $136,821
                                               ========  ========    ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of equipment loan and
   capital lease obligations.................  $    424  $    424    $    424
  Accounts payable...........................       532     1,749       2,216
  Accrued liabilities........................     1,877     7,173       7,781
  Deferred revenue...........................     7,003    36,797      38,442
                                               --------  --------    --------
    Total current liabilities................     9,836    46,143      48,863
Equipment loan and capital lease obligations,
 less current portion........................       915       498         387
                                               --------  --------    --------
    Total liabilities........................    10,751    46,641      49,250
                                               --------  --------    --------
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.001 par
   value; 17,843,550, 5,000,000 and 5,000,000
   shares authorized as of June 30, 1998 and
   1999, and September 30, 1999,
   respectively; 35,431,254, -0- and -0-
   shares issued and outstanding as of June
   30, 1998 and 1999, and September 30, 1999,
   respectively; aggregate liquidation
   preference of $51,299, -0- and $-0- as of
   June 30, 1998 and 1999, and September 30,
   1999, respectively........................        35        --          --
  Common stock, $0.001 par value; 32,000,000,
   100,000,000 and 100,000,000 shares
   authorized as of June 30, 1998 and 1999,
   and September 30, 1999, respectively;
   13,084,796, 63,334,522 and 63,492,298
   shares issued and 12,384,796, 62,426,188
   and 62,583,964 shares outstanding as of
   June 30, 1998 and 1999, and September 30,
   1999, respectively........................        12        62          62
  Additional paid-in capital.................    51,588   136,178     136,183
  Deferred stock-based compensation..........    (1,786)   (1,318)     (1,106)
  Treasury stock, 700,000, 908,334 and
   908,334 shares as of June 30, 1998 and
   1999, and September 30, 1999,
   respectively..............................       (72)     (196)       (196)
  Notes receivable from stockholders.........      (197)     (484)       (484)
  Accumulated deficit........................   (21,187)  (41,950)    (46,888)
                                               --------  --------    --------
    Total stockholders' equity...............    28,393    92,292      87,571
                                               --------  --------    --------
                                               $ 39,144  $138,933    $136,821
                                               ========  ========    ========

          See accompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                              Three months
                                                                  ended
                                   Year ended June 30,        September 30,
                                ---------------------------  ----------------
                                 1997      1998      1999     1998     1999
                                -------  --------  --------  -------  -------
                                                               (unaudited)
Revenues:
  License...................... $    80  $    522  $  5,229  $   202  $ 5,262
  Maintenance and support
   services....................     212     1,683     5,921    1,005    2,465
  Consulting services..........      --        --     2,292      161      820
                                -------  --------  --------  -------  -------
    Total revenues.............     292     2,205    13,442    1,368    8,547
                                -------  --------  --------  -------  -------
Cost of revenues:
  License......................      87        95       371       62      228
  Maintenance and support
   services....................     266     1,063     3,022      433    1,585
  Consulting services..........      --        --     1,146       58      537
                                -------  --------  --------  -------  -------
    Total cost of revenues.....     353     1,158     4,539      553    2,350
                                -------  --------  --------  -------  -------
    Gross (loss) profit........     (61)    1,047     8,903      815    6,197
                                -------  --------  --------  -------  -------
Operating expenses:
  Research and development.....   3,959     5,732    13,082    2,446    5,469
  Sales and marketing..........   3,198     5,011    10,840    1,801    4,925
  General and administrative...   1,237     1,801     4,432      684    1,938
  Stock-based compensation.....      --       108     1,011      249      212
                                -------  --------  --------  -------  -------
    Total operating expenses...   8,394    12,652    29,365    5,180   12,544
                                -------  --------  --------  -------  -------
    Operating loss.............  (8,455)  (11,605)  (20,462)  (4,365)  (6,347)
Interest income, net...........     464       982     1,803      415    1,498
                                -------  --------  --------  -------  -------
    Loss before income taxes...  (7,991)  (10,623)  (18,659)  (3,950)  (4,849)
Income taxes...................      --        --     2,104       --       89
                                -------  --------  --------  -------  -------
    Net loss................... $(7,991) $(10,623) $(20,763) $(3,950) $(4,938)
                                =======  ========  ========  =======  =======
Basic and diluted net loss per
 share......................... $ (0.84) $  (1.02) $  (1.49) $ (0.36) $ (0.08)
                                =======  ========  ========  =======  =======
Shares used in computing basic
 and diluted net loss per
 share.........................   9,552    10,442    13,932   11,078   61,932
                                =======  ========  ========  =======  =======


          See accompanying notes to consolidated financial statements.

                       PHONE.COM, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                     Convertible                                                             Notes
                   preferred stock      Common stock     Additional   Deferred             receivable                  Total
                  ------------------- ------------------  paid-in   stock-based  Treasury     from     Accumulated stockholders'
                    Shares     Amount   Shares    Amount  capital   compensation  stock   stockholders   deficit      equity
                  -----------  ------ ----------  ------ ---------- ------------ -------- ------------ ----------- -------------
Balances as of
June 30, 1996....  17,463,968   $ 17   9,487,612   $ 9    $  9,011    $    --     $   --     $  --      $ (2,573)     $ 6,464
 Issuance of
 common stock to
 officers and
 employees for
 notes
 receivable......          --     --   2,130,000     2         191         --         --      (193)           --           --
 Issuance of
 common stock to
 consultant......          --     --      20,720    --           2         --         --        --            --            2
 Stock options
 exercised.......          --     --     186,168    --           9         --         --        --            --            9
 Issuance of
 Series C
 convertible
 preferred stock,
 net of $32
 issuance costs..   5,077,532      5          --    --       9,636         --         --        --            --        9,641
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders....          --     --    (400,000)   --          --         --        (46)       46            --           --
 Net loss........          --     --          --    --          --         --         --        --        (7,991)      (7,991)
                  -----------   ----  ----------   ---    --------    -------     ------     -----      --------      -------
Balances as of
June 30, 1997....  22,541,500     22  11,424,500    11      18,849         --        (46)     (147)      (10,564)       8,125
 Issuance of
 common stock to
 officers and
 employees for
 notes
 receivable......          --     --     453,334    --          88         --         --       (88)           --           --
 Repayment of
 notes receivable
 from
 stockholders....          --     --          --    --          --         --         --        12            --           12
 Stock options
 exercised.......          --     --     806,962     1          86         --         --        --            --           87
 Issuance of
 Series D
 convertible
 preferred stock,
 net of $2,056
 issuance costs..  12,889,754     13          --    --      30,671         --         --        --            --       30,684
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders....          --     --    (300,000)   --          --         --        (26)       26            --           --
 Deferred
 compensation
 related to stock
 option grants...          --     --          --    --       1,894     (1,894)        --        --            --           --
 Amortization of
 stock-based
 compensation....          --     --          --    --          --        108         --        --            --          108
 Net loss........          --     --          --    --          --         --         --        --       (10,623)     (10,623)
                  -----------   ----  ----------   ---    --------    -------     ------     -----      --------      -------
Balances as of
June 30, 1998....  35,431,254     35  12,384,796    12      51,588     (1,786)       (72)     (197)      (21,187)      28,393
 Issuance of
 common stock to
 officers and
 employees for
 notes
 receivable......          --     --     213,334    --         422         --         --      (422)           --           --
 Stock options
 exercised.......          --     --     488,052    --         131         --         --        --            --          131
 Issuance of
 Series E
 convertible
 preferred stock,
 net of $1,100
 issuance costs..   4,917,086      5          --    --      16,695         --         --        --            --       16,700
 Issuance of
 common stock in
 initial public
 offering, net of
 offering costs
 of $6,791.......          --     --   9,200,000    10      66,799         --         --        --            --       66,809
 Conversion of
 convertible
 preferred stock
 into common
 stock........... (40,348,340)   (40) 40,348,340    40          --         --         --        --            --           --
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders....          --     --    (208,334)   --          --         --       (124)      124            --           --
 Repayment of
 notes receivable
 from
 stockholders....          --     --          --    --          --         --         --        11            --           11
 Deferred
 compensation
 related to stock
 option grants...          --     --          --    --         543       (543)        --        --            --           --
 Amortization of
 stock-based
 compensation....          --     --          --    --          --      1,011         --        --            --        1,011
 Net loss........          --     --          --    --          --         --         --        --       (20,763)     (20,763)
                  -----------   ----  ----------   ---    --------    -------     ------     -----      --------      -------
Balances as of
June 30, 1999....          --   $ --  62,426,188   $62    $136,178    $(1,318)    $ (196)    $(484)     $(41,950)     $92,292
 Stock option and
 warrant
 exercises
 (unaudited).....          --     --     157,776    --           5         --         --        --            --            5
 Amortization of
 stock-based
 compensation
 (unaudited).....          --     --          --    --          --        212         --        --            --          212
 Net loss
 (unaudited).....          --     --          --    --          --         --         --        --      $ (4,938)      (4,938)
                  -----------   ----  ----------   ---    --------    -------     ------     -----      --------      -------
Balances as of
September 30,
1999 (unaudited)
 .................          --   $ --  62,583,964   $62    $136,183    $(1,106)    $ (196)    $(484)     $(46,888)     $87,571
                  ===========   ====  ==========   ===    ========    =======     ======     =====      ========      =======

      See acccompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                Three months
                                                                   ended
                                    Year ended June 30,        September 30,
                                 ---------------------------  -----------------
                                  1997      1998      1999     1998      1999
                                 -------  --------  --------  -------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
  Net loss.....................  $(7,991) $(10,623) $(20,763) $(3,950) $ (4,938)
  Adjustments to reconcile net
   loss to net cash (used for)
   provided by operating
   activities:
   Depreciation and
    amortization...............      447       630     1,017      218       506
   Amortization of deferred
    stock-based compensation...       --       108     1,011      249       212
   Changes in operating assets
    and liabilities:
     Accounts receivable.......     (126)   (2,598)  (17,750)    (174)   10,000
     Prepaid expenses and
      other assets.............     (233)     (427)     (739)     (93)     (236)
     Accounts payable..........       38       319     1,217      (39)      467
     Accrued liabilities.......      462     1,312     5,296      381       608
     Deferred revenue..........      831     6,147    29,794    1,383     1,645
                                 -------  --------  --------  -------  --------
       Net cash (used for)
        provided by operating
        activities.............   (6,572)   (5,132)     (917)  (2,025)    8,264
                                 -------  --------  --------  -------  --------
Cash flows from investing
 activities:
  Purchases of property and
   equipment, net..............     (914)     (367)   (2,695)    (325)   (3,436)
  Purchases of short-term
   investments.................   (3,924)  (32,338)  (54,125)  (4,851)  (66,600)
  Proceeds from sales and
   maturities of short-term
   investments.................       --    15,475    41,629    6,560     4,500
  Other assets.................       --      (800)       --       --        --
                                 -------  --------  --------  -------  --------
       Net cash (used for)
        provided by investing
        activities.............   (4,838)  (18,030)  (15,191)   1,384   (65,536)
                                 -------  --------  --------  -------  --------
Cash flows from financing
 activities:
  Net proceeds from sale of
   convertible preferred
   stock.......................    9,641    30,684    16,700       --        --
  Issuance of common stock.....       11        87    66,940        7         5
  Repayment of notes receivable
   from stockholders...........       --        12        11       --        --
  Proceeds from equipment
   loan........................       --     1,300        --       --        --
  Repayment of equipment loan
   and capital lease
   obligations.................       --      (334)     (417)    (101)     (111)
                                 -------  --------  --------  -------  --------
       Net cash provided by
        (used for) financing
        activities.............    9,652    31,749    83,234      (94)     (106)
                                 -------  --------  --------  -------  --------
Net (decrease) increase in cash
 and cash equivalents..........   (1,758)    8,587    67,126     (735)  (57,378)
Cash and cash equivalents at
 beginning of period...........    5,848     4,090    12,677   12,677    79,803
                                 -------  --------  --------  -------  --------
Cash and cash equivalents at
 end of period.................  $ 4,090  $ 12,677  $ 79,803  $11,942  $ 22,425
                                 =======  ========  ========  =======  ========
Supplemental disclosures of
 cash flow information:
  Property and equipment
   acquired under capital lease
   obligations.................  $    --  $    373  $     --       --        --
                                 =======  ========  ========  =======  ========
  Common stock issued to
   officers and employees for
   notes receivable............  $   193  $     88  $    422  $    --  $     --
                                 =======  ========  ========  =======  ========
  Repurchase of common stock in
   settlement of notes
   receivable from
   stockholders................  $    46  $     26  $    124  $    --  $     --
                                 =======  ========  ========  =======  ========
  Deferred stock-based
   compensation................  $    --  $  1,894  $    543  $    73  $     --
                                 =======  ========  ========  =======  ========
  Conversion of convertible
   preferred stock into common
   stock.......................  $    --  $     --  $     20  $    --  $     --
                                 =======  ========  ========  =======  ========

          See accompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           June 30, 1997, 1998, and 1999, and September 30, 1999

(Information as of September 30, 1999, and for the three months ended September
                      30, 1998 and 1999 is unaudited)

1. Organization and Significant Accounting Policies

   (a) Organization

   Phone.com, Inc. (the Company) was incorporated in Delaware in 1994 to develop and market software that enables the delivery of Internet-based services to mass-market wireless telephones. The Company was formerly known as Unwired Planet, Inc., but changed its name to Phone.com, Inc. effective April 1999.

   (b) Basis of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Phone.com Japan, K.K. and Phone.com (Europe) Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

   (c) Revenue Recognition

   For agreements entered into prior to July 1, 1998, the Company recognized revenues in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 91-1, Software Revenue Recognition. Effective July 1, 1998, the Company adopted SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

   The Company licenses its UP.Link Server Suite products to network operators through its direct sales force and indirectly through its channel partners. The Company's license agreements do not provide for a right of return. Allowances for future estimated warranty costs are provided at the time revenue is recognized. Licenses can be purchased on an as-deployed basis or on a prepaid basis. For licenses purchased on an as-deployed basis, license revenue is recognized as subscribers are activated to use the services that are based on the Company's UP.Link Server Suite products. The Company has no obligation to provide standards-compliant products once a subscriber has been activated. For licenses purchased on a prepaid basis, prepaid license fees are recognized under subscription accounting due to the Company's commitment to provide standards-compliant products for each license covered by the prepaid arrangement. This subscription revenue is recognized ratably over the contractual term of the prepaid arrangement (i.e., the date the prepaid licenses expire if not used), commencing at the beginning of the month delivery and acceptance occur by the network operator. The prepaid license period is generally 12 to 30 months. Licenses expire if not activated prior to the end of the prepaid license term. The Company recognizes revenues from maintenance and support services provided to network operators ratably over the term of the agreement, generally one year, and recognizes revenues from consulting services provided to network operators as the services are performed.

   The Company recognizes revenues from UP.Browser agreements with wireless telephone manufacturers ratably over the period during which the services are performed, generally one year. The Company provides its wireless telephone manufacturer customers with support associated with their efforts to port its UP.Browser software to their wireless telephones, software error corrections, and new releases as they become commercially available.

   (d) Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of less than 90 days at the date of purchase. The Company is exposed to credit risk in the event of default by the

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)

financial institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet in excess of amounts that are insured by the FDIC. As of June 30, 1998 and 1999, cash equivalents consisted principally of money market funds and commercial paper.

   (e) Accounting for Certain Investments in Debt and Equity Securities

   The Company classifies its investments in debt securities as available-for-sale. Available-for-sale securities are carried at fair value, which approximates amortized cost.

   (f) Financial Instruments and Concentration of Credit Risk

   The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and equipment loans approximates fair value. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

   The Company sells its products and services principally to leading wireless network operators and prominent wireless telephone manufacturers. Credit risk is concentrated in North America and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company has had no write-offs of accounts receivable and, based on an ongoing evaluation of its accounts receivable collectibility and customer creditworthiness, has recorded no allowance for doubtful accounts receivable to date.

   (g) Property and Equipment

   Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term.

   (h) Impairment of Long-Lived Assets

   The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   (i) Research and Development

   Research and development costs are expensed as incurred until technological feasibility has been established. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized.

   (j) Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

                     PHONE.COM, INC. AND SUBSIDIARIES

          June 30, 1997, 1998, and 1999, and September 30, 1999

  (Information as of September 30, 1999, and for the three months ended

                September 30, 1998 and 1999 is unaudited)

and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (k) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

   (l) Accounting for Stock-Based Compensation Plans

   The Company uses the intrinsic-value method to account for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No. 28.

   (m) Foreign Currency Transactions

   The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, such entities remeasure monetary assets and liabilities at exchange rates in effect as of each reporting date while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during each such period, except for depreciation which is remeasured at historical rates. Remeasurement adjustments and transaction gains and losses are recognized in income in the period of occurrence and have not been significant to date.

   (n) Comprehensive Income

   The Company has no material components of other comprehensive income (loss) for all periods presented.

   (o) Unaudited Interim Consolidated Financial Statements

   The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company's financial position as of September 30, 1999 and its results of operations and its cash flows for each of the three months ended September 30, 1998 and 1999.

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)

   (p) Net Loss Per Share

   Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock excluding shares of restricted stock subject to repurchase summarized below. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares of restricted common stock subject to repurchase, common stock from options, and warrants to purchase common stock using the treasury stock method and from convertible securities using the "as if converted" basis. The following potential shares of common stock have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive (in thousands):

                                                               Three months
                                                                  ended
                                         Year ended June 30,  September 30,
                                         ------------------- ----------------
                                          1997   1998  1999   1998  1999
                                         ------ ------ ----- ------ -----
                                                             (unaudited)
Shares issuable under stock options....   4,142  5,754 9,502  5,948 9,783
Shares of restricted stock subject to
 repurchase............................   1,430  1,340   706  1,068   456
Shares issuable pursuant to warrants to
 purchase common stock.................      --     62    62     62    --
Shares of convertible preferred stock
 on an "as if converted" basis.........  22,542 35,431    -- 35,431    --

   The weighted-average exercise price of stock options was $0.14, $0.50, 3.18,
0.54 and 5.34 for the years ended June 30, 1997, 1998, and 1999 and the three months ended September 30, 1998 and 1999, respectively. The weighted-average purchase price of restricted stock was $0.13, $0.15, $0.30, 0.26 and 0.38 for the years ended June 30, 1997, 1998, and 1999, and the three months ended September 30, 1998 and 1999, respectively. The weighted-average exercise price of warrants was $1.91 for both the fiscal years ended June 30, 1998 and 1999 and the three months ended September 30, 1998. In June 1999, all outstanding shares of the Company's convertible preferred stock were automatically converted into common stock upon completion of the Company's initial public offering (See Note 4a).

   (q) Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133, as amended, will not have a material impact on its consolidated financial position, results of operations, or cash flows. The Company will be required to adopt SFAS No. 133 in fiscal 2001.

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)


2. Balance Sheet Components

   (a) Short-Term Investments

   All of the Company's investments are considered available-for-sale securities and consisted of the following (in thousands):

                                                      June 30,
                                                  ---------------- September 30,
                                                    1998    1999       1999
                                                  -------- ------- -------------
                                                                    (unaudited)
   Commercial paper.............................. $ 13,594 $ 7,982   $ 54,077
   Corporate bonds...............................    9,213  30,299     55,255
   Certificates of deposit.......................    7,238      --      3,497
                                                  -------- -------   --------
                                                  $ 30,045 $38,281   $112,829
                                                  ======== =======   ========

   As of June 30, 1998 and 1999 and September 30, 1999, $9,258,000, $4,998,000
and $17,446,000, respectively, of the Company's investments are included in cash and cash equivalents.

   All short-term investments as of June 30, 1999, contractually mature within one year.

   (b) Property and Equipment

   Property and equipment, consisted of the following (in thousands):

                                                    June 30,
                                                 ----------------  September 30
                                                  1998     1999        1999
                                                 -------  -------  ------------
                                                                   (unaudited)
   Computer equipment and software.............. $ 2,214  $ 4,785    $  8,000
   Furniture and equipment......................     213      314         398
   Leasehold improvements.......................      95      118         255
                                                 -------  -------    --------
                                                   2,522    5,217       8,653
   Accumulated depreciation and amortization....  (1,186)  (2,203)    (2,709)
                                                 -------  -------    --------
                                                 $ 1,336  $ 3,014    $  5,944
                                                 =======  =======    ========

   Equipment under capital leases aggregated $373,000 as of June 30, 1998 and 1999 and September 30, 1999. Accumulated amortization on the assets under capital leases aggregated $42,000, $167,000 and $198,000 as of June 30, 1998 and 1999 and September 30, 1999, respectively.

3. Equipment Loan and Capital Lease Obligations

   In May 1997, the Company entered into a $2,000,000 credit facility with a business credit corporation that consisted of a $1,300,000 equipment term loan and a $700,000 lease line of credit. The equipment loan bears interest at 7.5%, is collateralized by equipment, and is payable in 42 monthly installments of $35,000 through January 2001. As of June 30, 1998 and 1999, $1,000,000 and
$712,000, respectively, was outstanding under the term loan. During fiscal 1998, the Company borrowed approximately $400,000 under the lease line of credit with $339,000 and $210,000 outstanding as of June 30, 1998 and 1999, respectively, bearing interest at an effective interest rate of 11.8%, and payable in 42 monthly installments of $11,000 through December 2001. The unused portion of the lease line of credit expired in July 1998.

                        PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

(Information as of September 30, 1999, and for the three months ended September
                      30, 1998 and 1999 is unaudited)

   As of June 30, 1999, aggregate maturities for the equipment loan and capital lease obligations for fiscal 2000, 2001, and 2002 are $424,000, $471,000, and $27,000, respectively.

   In conjunction with the equipment loan and lease line of credit, the Company issued warrants to purchase 40,932 and 22,040 shares, respectively, of the Company's common stock at an exercise price of $1.91 per share. These warrants expire in June 2004. The fair value of the warrants issued, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual life of 10 years; risk-free interest rate of 6.33%; expected volatility of 60%, was not material. During the quarter ended September 30, 1999, 60,598 shares of the Company's common stock were issued upon the net exercise of all of the outstanding warrants.

4. Stockholders' Equity

   (a) Initial Public Offering

   On June 11, 1999, the Company completed an initial public offering (IPO) of 9,200,000 shares of its common stock at a price of $8.00 per share and received net proceeds of approximately $66,809,000. At the IPO date, all outstanding shares of the Company's convertible preferred stock were automatically converted into common stock on a one-for-one basis.

   (b) Reverse Stock Split

   On June 7, 1999, the Company effected a two-for-three reverse stock split of its convertible preferred stock and common stock. The accompanying consolidated financial statements have been retroactively restated to give effect to the reverse stock split.

   (c) Stock Plans

   The Company is authorized to issue up to 18,767,774 shares of common stock in connection with its 1995 and 1996 stock option plans (the Plans) to directors, employees, and consultants. The Plans provide for the issuance of stock purchase rights, incentive stock options, or nonstatutory stock options.

   The stock purchase rights are subject to a restricted stock purchase agreement whereby the Company has the right to repurchase the stock upon the voluntary or involuntary termination of the purchaser's employment with the Company at the original issuance cost. The Company's repurchase right lapses at a rate determined by the stock plan administrator, but at a minimum rate of 20% per year. Through June 30, 1999, the Company has issued 2,763,334 shares under restricted stock purchase agreements, of which 908,334 shares have been repurchased and 705,556 are subject to repurchase at a weighted-average price of $0.30 per share. Certain of these restricted shares were issued to officers of the Company for full recourse promissory notes with interest rates ranging from 5.49% to 6.48% and terms of four to five years.

   Under the Plans, the exercise price for incentive stock options is at least 100% of the stock's fair value on the date of grant for employees owning less than 10% of the voting power of all classes of stock, and at least 110% of the fair value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is also at least 110% of the fair value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning less than 10% of the voting power of all classes of stock.

   Under the Plans, options generally expire in 10 years. However, the term of the options may be limited to 5 years if the optionee owns stock representing more than 10% of the voting power of all classes of stock.

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)

Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 4- to 5-year period.

   As of June 30, 1999, there were -0- and 5,873,652 additional shares available for grant under the 1995 and 1996 stock option plans, respectively.

   On March 26, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the Purchase Plan) and reserved a total of 1,200,000 shares of the Company's common stock for issuance thereunder plus an automatic annual increase for fiscal 2000 through 2004 equal to the lesser of 1,000,000 shares or 1% of the Company's outstanding common stock on the last day of the immediately preceding fiscal year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair value of the common stock at the beginning or end of each offering period, generally 24 months in length.

   On March 26, 1999, the Company adopted the 1999 Directors Stock Option Plan (the Directors Plan) and reserved a total of 1,200,000 shares of the Company's common stock for issuance thereunder. Each nonemployee director who becomes a member of the Board of Directors will initially be granted an option for 66,666 shares of the Company's common stock and, thereafter, an option to purchase an additional 5,000 shares of the Company's common stock quarterly commencing in the fiscal quarter ending September 30, 2000. Options granted under the Directors Plan vest immediately. The exercise price of the options granted under the Directors Plan is equal to the fair value of the Company's common stock on the date of grant.

   (d) Stock-Based Compensation

   The Company uses the intrinsic-value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options granted or restricted stock sold because the exercise price of each option or purchase price of each share of restricted stock equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option or purchase date of each restricted stock share, except for stock options granted and restricted stock sold from October 1997 through March 1999. With respect to the stock options granted and restricted stock sold from October 1997 to March 1999, the Company recorded deferred stock compensation of $2,437,000 for the difference at the grant or issuance date between the exercise price of each stock option granted or purchase price of each restricted share sold and the fair value of the underlying common stock. This amount is being amortized on an accelerated basis over the vesting period, generally four to five years, consistent with the method described in FASB Interpretation No. 28. Had compensation costs been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss and basic and diluted net loss per share would have been as follows (in thousands, except per share data):

                                                    Year ended June 30,
                                                ------------------------------
                                                  1997      1998       1999
                                                --------  ---------  ---------
Net loss:
  As reported.................................. $ (7,991) $ (10,623) $ (20,763)
  Pro forma.................................... $ (8,003) $ (10,656) $ (22,139)
Basic and diluted net loss per share:
  As reported.................................. $  (0.84) $   (1.02) $   (1.49)
  Pro forma.................................... $  (0.84) $   (1.02) $   (1.59)

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)


   The fair value of each option was estimated on the date of grant using the minimum value method prior to the IPO and the Black-Scholes option pricing model after the IPO, with no expected dividends and the following weighted-average assumptions:

                                                   Year ended June 30,
                                             ----------------------------------
                                                1997        1998        1999
                                             ----------  ----------  ----------
Expected life............................... 3.84 years  3.23 years  3.17 years
Risk-free interest rate.....................       6.50%       5.55%       5.38%
Volatility..................................         --          --          54%

   The fair value of purchase rights granted under the Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the year ended June 30, 1999: no expected dividends; expected volatility of 80%; risk-free interest rate of 5.26%; and expected life of 1.25 years. The weighted-average fair value of purchase rights granted under the Purchase Plan during 1999 was $3.12 per share.

   A summary of the status of the Company's options under the Plans, is as follows (in thousands, except per share data):

                                             Year ended June 30,
                              -----------------------------------------------------
                                    1997              1998              1999
                              ----------------- ----------------- -----------------
                                      Weighted-         Weighted-         Weighted-
                                       average           average           average
                                      exercise          exercise          exercise
                              Shares    price   Shares    price   Shares    price
                              ------  --------- ------  --------- ------  ---------
Outstanding at beginning of
 year.......................  1,292     $0.06   4,142     $0.14   5,754     $0.50
Granted.....................  3,260      0.17   2,844      0.87   4,676      5.95
Forfeited...................   (224)     0.13    (426)     0.15    (440)     0.86
Exercised...................   (186)     0.07    (806)     0.11    (488)     0.58
                              -----             -----             -----
Outstanding at end of year..  4,142      0.14   5,754      0.50   9,502      3.18
                              =====             =====             =====
Options exercisable at end
 of year....................    470      0.08     770      0.14   2,018      0.79
                              =====             =====             =====
Weighted-average fair value
 of options granted during
 the year with exercise
 prices equal to fair value
 at date of grant...........             0.04              0.03              3.89
Weighted-average fair value
 of options granted during
 the year with exercise
 prices less than fair value
 at date of grant...........               --              0.91              0.16

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)


   As of June 30, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows (number of options in thousands):

                          Options outstanding         Options exercisable
                   --------------------------------- ---------------------
                                Weighted-
                                 average
                                remaining  Weighted-             Weighted-
       Range of                contractual  average   Number of   average
       exercise      Number       life     exercise    shares    exercise
        prices     outstanding   (years)     price   exercisable   price
      -----------  ----------- ----------- --------- ----------- ---------
      $ 0.03-0.30     3,228       7.70       $0.17      1,566      $0.16
        0.60-1.05       128       8.81        0.88         28       0.79
        1.24-1.69     2,454       9.14        1.32        156       1.24
         3.63           484       9.68        3.63        202       3.63
         6.00           562       9.81        6.00         66       6.00
         8.00         2,646       9.95        8.00         --         --
                      -----                             -----
                      9,502       8.94        3.18      2,018       0.79
                      =====                             =====

   During the three months ended September 30, 1999, the Company granted options to purchase 415,600 shares of common stock at a weighted-average exercise price of $53.57 and 97,178 options were exercised at a weighted average exercise price of $0.26.

5. Leases

   In fiscal 1998, the Company entered into a noncancelable operating lease for its facilities expiring in June 2005. As of June 30, 1999, the Company has a letter of credit collateralized by a certificate of deposit in the amount of $686,000, included in deposits and other assets in the accompanying consolidated balance sheet as of June 30, 1999, related to the new facility lease. The Company has an additional noncancelable operating lease for its previous facility, which expires in April 2001. However, the Company has entered into a sublease for this facility, which also expires in April 2001.

   In June 1999, the Company entered into an amendment to its noncancelable operating lease for its facilities to add additional facilities and extend the expiration date to May 2006.

   Future minimum lease payments under noncancelable operating leases, net of sublease payments, as of June 30, 1999, are as follows (in thousands):

                                                                           Net
                                                      Minimum  Minimum   minimum
   Year ending                                         lease   sublease   lease
   June 30,                                           payments payments  payments
   -----------                                        -------- --------  --------
   2000.............................................. $  2,736 $  (722)  $ 2,014
   2001..............................................    2,926    (401)    2,525
   2002..............................................    2,613      --     2,613
   2003..............................................    2,686      --     2,686
   2004..............................................    2,758      --     2,758
   Thereafter........................................    3,599      --     3,599
                                                      -------- -------   -------
                                                      $ 17,318 $(1,123)  $16,195
                                                      ======== =======   =======

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)

   Rent expense for the years ended June 30, 1997, 1998, and 1999 and the three months ended September 30, 1998 and 1999, was approximately $451,000, $307,000, $1,212,000, $240,000 and $384,000, respectively.

6. Income Taxes

   The differences between the income tax expense computed at the federal statutory rate and the Company's tax provision for all periods presented primarily relate to net operating losses not benefited. Income tax expense for the year ended June 30, 1999, relates to foreign withholding taxes.

   The individual components of the Company's deferred tax assets are as follows (in thousands):

                                                            Years ended June
                                                                  30,
                                                            -----------------
                                                             1998      1999
                                                            -------  --------
   Accruals and reserves not deductible for tax purposes... $   146  $    497
   Property and equipment..................................      15       103
   Capitalized start-up expenditures for tax purposes......     406       274
   Net operating loss carryovers...........................   7,600    15,598
   Research and development credit carryforwards...........     666       702
   Foreign tax credit carryforward.........................      --     2,011
                                                            -------  --------
     Total deferred tax assets.............................   8,833    19,185
   Valuation allowance.....................................  (8,833)  (19,185)
                                                            -------  --------
     Net deferred tax assets............................... $    --  $     --
                                                            =======  ========

   In light of the Company's recent history of operating losses, the Company has provided a valuation allowance for all of its deferred tax assets as it is presently unable to conclude that it is more likely than not that the deferred tax assets will be realized.

   As of June 30, 1999, the Company has a net operating loss carryover for federal and California income tax purposes of approximately $36,000,000. In addition, the Company had federal and California research and development credit carryforwards of approximately $400,000 and $303,000, respectively. The Company's federal net operating loss and research and development credit carryforwards will expire in the year 2011 through 2019 if not utilized. The Company's California net operating loss carryforwards will expire in the year 2004. The state research and development credit can be carried forward indefinitely. The Company also has a foreign tax credit carryforward of $2,011,000, which expires in the year 2004.

   Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Internal Revenue Code, Section 382. If the Company has an ownership change, the Company's ability to utilize the above mentioned carryforwards could be significantly reduced.

7. Geographic, Segment, and Significant Customer Information

   During 1999, the Company adopted the provision of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)

enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

   The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance. Therefore, the Company operates in a single operating segment: software that enables the delivery of Internet-based services to mass-market wireless telephones and related services. The disaggregated information reviewed on a product basis by the CEO is as follows (in thousands):

                                                                   Three months
                                                Years ended June       ended
                                                       30,         September 30,
                                               ------------------- -------------
                                               1997  1998   1999    1998   1999
                                               ---- ------ ------- ------ ------
                                                                    (unaudited)
   Revenue:
     UP.Link Server Suite..................... $187 $1,335 $ 6,636 $  424 $5,800
     UP.Browser...............................  105    870   4,514    783  1,927
     Consulting services......................   --     --   2,292    161    820
                                               ---- ------ ------- ------ ------
                                               $292 $2,205 $13,442 $1,368 $8,547
                                               ==== ====== ======= ====== ======

   The Company markets its products primarily from its operations in the United States. International sales are primarily to customers in Asia Pacific and Europe. Information regarding the Company's revenues in different geographic regions is as follows (in thousands):

                                                                   Three months
                                                Years ended June       ended
                                                       30,         September 30,
                                               ------------------- -------------
                                               1997  1998   1999    1998   1999
                                               ---- ------ ------- ------ ------
                                                                    (unaudited)
   North America.............................. $272 $1,220 $ 4,515 $  362 $2,482
   Europe.....................................   20    513   4,317    648  1,896
   Asia Pacific...............................   --    472   4,610    358  4,169
                                               ---- ------ ------- ------ ------
                                               $292 $2,205 $13,442 $1,368 $8,547
                                               ==== ====== ======= ====== ======

                     PHONE.COM, INC. AND SUBSIDIARIES

           June 30, 1997, 1998, and 1999, and September 30, 1999

   (Information as of September 30, 1999, and for the three months ended

                 September 30, 1998 and 1999 is unaudited)


   Significant customer information is as follows:

                               Percent of total revenue
                         ---------------------------------------------
                                                       Three months
                                                           ended            Percent of total accounts
                          Years ended June 30,         September 30,              receivable at
                         ---------------------------   ---------------   --------------------------------
                          1997      1998      1999      1998     1999    June 30, 1999 September 30, 1999
                          ----      ----      ----      ----     ----    ------------- ------------------
                                                        (unaudited)                       (unaudited)
Customer A..............      20%       22%       17%       5%      15%        --              23%
Customer B..............      --        18%        6%      16%       2%        --               1%
Customer C..............      30%       --        --       --       --         --              --
Customer D..............      19%        1%       --       --       --         --              --
Customer E..............      10%        2%       --       --       --         --              --
Customer F..............      --         2%       10%       1%       9%         2%             --

   Revenues aggregating 41%, 37%, and 43% of total revenues for the years ended June 30, 1997, 1998, and 1999, respectively, were generated from customers who are also stockholders of the Company, and whose ownership percentages ranged from 0.6% to 3.3% as of June 30, 1999.

8. Subsequent Events

   On October 26, 1999, the Company acquired all of the outstanding capital stock of APiON Telecom Limited ("APiON") in exchange for 2,393,026 shares of its common stock in a transaction to be accounted for as a purchase. In addition, the Company also agreed to issue cash and common stock with an aggregate value of up to approximately $14,100,000 to current and former employees of APiON.

   On October 29, 1999, the Company effected a two-for-one stock split of its common stock. The accompanying consolidated financial statements have been retroactively restated to give effect to the stock split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Phone.com, Inc.

   In our opinion, the accompanying statement of assets acquired and liabilities assumed and the related statement of operations and of cash flows present fairly, in all material respects, the financial position of the WAP business of APiON at March 31, 1999 and the results of its operations and cash flows for the period from May 1, 1998 (inception) through March 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of APiON's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United Kingdom, which are substantially consistent with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Belfast, United Kingdom
26 October 1999

                             WAP BUSINESS OF APiON

                            STATEMENT OF OPERATIONS

                                                                     May 1, 1998
                                                                     (inception)
                                                                         to
                                                                      March 31,
                                                                        1999
                                                                     -----------
                                                                       $000's
Operating expenses:
  Salaries..........................................................      370
  Depreciation......................................................      143
  Government grants.................................................     (124)
  Other identifiable overhead costs.................................      260
  Allocated overhead costs..........................................      435
                                                                       ------
    Total operating expenses........................................    1,084
Tax expenses........................................................      147
                                                                       ------
Net operating expenses..............................................    1,231
                                                                       ======


    The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

              STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

                                                                         As at
                                                                       March 31,
                                                                         1999
                                                                       ---------
                                                                        $000's
                                ASSETS
Cash..................................................................   1,414
Accounts receivable...................................................   3,062
Capitalised software development costs................................     180
Plant and equipment, net..............................................     321
                                                                         -----
                                                                         4,977
                                                                         =====
                             LIABILITIES
Current liabilities:
  Accounts payable....................................................   1,431
  Amounts due under capital leases....................................      31
  Bank loans..........................................................      53
                                                                         -----
    Total current liabilities.........................................   1,515
                                                                         -----
Non current liabilities:
  Amounts due under capital leases....................................       3
  Bank loans..........................................................      78
  Deferred government grants..........................................      96
  Deferred taxation...................................................     147
                                                                         -----
    Total non current liabilities.....................................     324
                                                                         -----
    Total liabilities.................................................   1,839
                                                                         -----
    Net assets acquired...............................................   3,138
                                                                         =====


    The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

                              CASH FLOW STATEMENT

                                                                  May 1, 1998
                                                                (inception)  to
                                                                   March 31,
                                                                      1999
                                                                ---------------
                                                                    $000's
Operating activities:
  Net operating expenses.......................................     (1,231)
  Depreciation.................................................        143
  Amortization of government grants............................        (35)
  Changes in WAP operating assets and liabilities:
    Increase in accounts payable...............................        197
    Increase in deferred tax liabilities.......................        147
                                                                    ------
      Net cash outflow from operating activities...............       (779)
                                                                    ------
Investing activities:
  Capitalised software development costs.......................       (180)
  Purchase of plant and equipment..............................       (401)
  Government grants received...................................        131
                                                                    ------
      Net cash outflow from investing activities...............       (450)
                                                                    ------
Financing activities:
  Cash proceeds from bank loans................................        220
  Cash repaid against bank loans...............................        (89)
  Cash repaid against capital leases...........................        (29)
  Contribution of cash from the Services business..............      2,541
                                                                    ------
      Net cash provided by financing activities................      2,643
                                                                    ------
Net increase in cash...........................................      1,414
Balance at May 1, 1998.........................................         --
                                                                    ------
Balance at March 31, 1999......................................      1,414
                                                                    ======

Supplemental cash flow disclosures:
  Contribution of accounts receivable by the Services business
   to WAP......................................................      3,062
  Accounts payable transferred to WAP..........................     (1,234)
  Fixed assets acquired under capital leases...................        (63)
  Interest paid................................................          8



   The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

                       NOTES TO THE FINANCIAL STATEMENTS


1. Description of business

   APiON was incorporated in the United Kingdom in May 1995 to provide computer software consulting services. Its WAP business was established in May 1998 to develop wireless Internet products for sale to world wide telecommunications service providers.

2. Accounting policies

   Basis of Presentation

   The activities referred to above were carried out jointly by APiON Limited and by its related company, incorporated in the Republic of Ireland, APiON Telecoms Limited (jointly referred to as "APiON").

   The operations of APiON consisted of the WAP business ("WAP"), and other trading activities (the "Services business"). In conjunction with the acquisition of WAP the trading activities associated with the Services business have been spun off to the common shareholders of APiON. Please refer to the Subsequent Events note for a discussion of the impact of this on WAP.

   Although APiON began research and development on WAP in 1998 it did not commence commercial marketing of it until after March 31, 1999. As a result there were no WAP revenues in the period to that date.

   The Statement of Operations reflects the direct operating expenses for WAP, for which APiON maintained separate accounting information. Of APiON's total operating costs of $8,852,000, $6,688,000 can be specifically identified with the respective businesses. Of the residual total overhead costs, mainly consisting of management and administration salaries, and property and recruitment costs, $435,000 has been allocated to the WAP business on the basis of the respective head counts of each business. Management believes that the allocations described above provide a reasonable basis of allocating corporate overhead costs.

   The Statement of Assets Acquired and Liabilities Assumed of WAP as at March 31, 1999 reflects the assets acquired and liabilities acquired assumed by Phone.com in the transaction discussed in note 8. Since WAP had no revenue-generating activities prior to March 31, 1999, the accounts receivable and certain trade payables shown in the Statement of Assets Acquired and Liabilities Assumed relate to the Services business, but have been included since they were acquired by Phone.com in conjunction with its acquisition of WAP.

   Development Stage Enterprise

   Since WAP has not commenced commercial operations, WAP is considered a development stage enterprise as defined by Financial Accounting Standards Board Opinion No. 7, Accounting and Reporting by Development Stage Enterprises. The deficit accumulated in the development stage from May 1998 to March 31, 1999 is $1,231,000.

   Financial Instruments and Concentration of Credit Risk

   The carrying value of WAP's financial instruments, including cash, accounts receivable, bank loans and amounts due under capital leases, approximates fair value. Financial instruments that subject WAP to concentrations of credit risk consist primarily of trade accounts receivable.

   The receivables relate to the sale of services by the Services business, principally to leading mobile telephone operators and manufacturers. Credit risk is concentrated in the United Kingdom. As part of the ordinary course of its business, the management of APiON performed credit evaluations of its customers' financial condition and did not require collateral from its customers. APiON has had no write-offs of accounts receivable and, based on its evaluation of its accounts receivable collectibility and customer creditworthiness, has recorded no allowance for doubtful accounts receivable.

                             WAP BUSINESS OF APiON

   Research and Development

   Research and development costs are expensed as incurred until technological feasibility has been established. Until January 1999, WAP's software was under development and had not yet achieved technological feasibility and, accordingly, only development costs incurred subsequent to that date have been capitalised.

   Income taxes

   Income taxes are accounted for under the asset and liability method as if WAP was filing a separate return. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

   Tangible fixed assets

   The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition. Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The annual rate used for this purpose is 33% per annum.

   Capital leases

   Leasing agreements, which transfer to WAP substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under capital leases. Assets held under capital leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

   Government grants

   Revenue grants against revenue expenditure are credited to profit and loss in the same period as the related expenditure is incurred.

   Grants against capital expenditure are taken to deferred income and credited to profit and loss on the same basis as depreciation is charged on the related assets. These grants are repayable to the government agency concerned in the event that the relevant assets are disposed of, or cease to be used for the purpose of the trade, within four years of the receipt of the grant. In light of the carve-out of certain fixed assets as described in the Subsequent Event note, management of APiON and Phone.com have met with the government agency concerned. Agreement has been reached that the related grants will not be repayable, and that the shareholders of APiON rather than WAP will assume the liability to repay the grants relating to the carve-out fixed assets in the circumstances of any subsequent disposal or failure to use them for the purpose intended.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets.

                             WAP BUSINESS OF APiON

   Comprehensive income

   WAP has no material components of other comprehensive income (loss) for all periods presented.

3. Related party transactions

   During the period presented WAP purchased services from companies with common shareholders and directors. WAP paid $38,455 during the period for services rendered, at what the directors considered to be commercial market prices.

4. Capitalised Software Development Costs

                                                                          $000's
                                                                          ------
   Cost:
     At May 1, 1998......................................................   --
     Additions...........................................................  180
                                                                           ---
     At March 31, 1999...................................................  180
                                                                           ===

   There was no amortisation of the capitalised software development costs in the period from May 1, 1998 to March 31, 1999 as no sales of WAP were made before March 31, 1999.

5. Plant and Equipment

                                                               Fixtures &
                                                     Computers  Fittings  Total
                                                     --------- ---------- ------
                                                      $000's     $000's   $000's
   Cost:
     At May 1, 1998.................................     --        --       --
     Additions......................................    392        72      464
     Disposals......................................     --       (13)     (13)
                                                        ---       ---      ---
     At March 31, 1999..............................    392        59      451
                                                        ===       ===      ===

   Depreciation:
     At May 1, 1998.................................     --        --       --
     Disposals......................................     --       (13)     (13)
     Charge for the period..........................    112        31      143
                                                        ---       ---      ---
     At March 31, 1999..............................    112        18      130
                                                        ---       ---      ---
   Net book value at March 31, 1999.................    280        41      321
                                                        ===       ===      ===

                             WAP BUSINESS OF APiON

6. Bank Loans and Capital Leases

   WAP has a series of bank loan facilities to finance the purchase of fixed assets, each repayable in monthly installments over a three-year period at a rate of interest of UK bank base rate plus 1.5% (currently 6.75% per annum). In addition it has capital lease facilities, the final repayment on which falls due in the year to March 2001. The repayment schedule for the total bank loan and capital lease balances due at March 31,1999, was:

                                                                   Bank  Capital
                                                                  Loans  leases
                                                                  ------ -------
                                                                  $000's $000's
   Repayable in the year to March, 31:
     2000                                                           53      34
     2001                                                           49       3
     2003                                                           29      --
                                                                   ---     ---
   Total minimum payments........................................  131      37
   Less amounts representing interest............................   --       3
                                                                   ---     ---
                                                                   131      34
                                                                   ===     ===

7. Deferred taxation

                                                                         As at
                                                                       March 31,
                                                                         1999
                                                                       ---------
                                                                        $000's
   Fixed asset temporary differences..................................    147
   Net operating loss carry forwards..................................    373
   Less: Valuation allowance..........................................   (373)
                                                                         ----
   Total deferred tax liabilities, net................................    147
                                                                         ====

   Management has evaluated the positive and negative evidence impacting the realizability of the deferred tax assets that consist principally of net operating losses carried forward in the UK. Management has considered the short operating history of WAP as well as the uncertainty associated with the Company's future profitability and has concluded that as of March 31, 1999, such deferred tax assets are less likely than not to be realized in the foreseeable future. Therefore management has recorded a full valuation allowance against deferred tax assets. Management evaluates the positive and negative evidence on a quarterly basis.

8. Subsequent events

   Subsequent to March 31, 1999, ownership of APiON Limited and APiON Telecoms Limited was consolidated under a new United Kingdom company, also called APiON Telecoms Limited, which was the statutory entity to be acquired by Phone.com.

   On October 26, 1999, all of the outstanding capital stock of APiON Telecoms Limited was acquired by Phone.com, Inc. in exchange for 1,196,513 shares of Phone.com common stock.

   Immediately prior to the acquisition, APiON spun off its Services business to the vendor shareholders. The transfer involved certain employees, and fixed assets employed in the Services business that had a net book value of $937,000 at March, 31 1999, and related asset finance liabilities of $573,000. The Services business was transferred to the vendor shareholders for a cash payment of $3,254,000, made in addition to the payment made for its book value of net assets acquired.

                                PHONE.COM, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

   The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Phone.com and the WAP Business of APiON been a combined company during the specified periods. The unaudited pro forma combined condensed financial statements, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements and related notes thereto of Phone.com and the WAP Business of APiON, included elsewhere in this filing. The following unaudited pro forma combined condensed financial statements give effect to the acquisition of APiON by Phone.com using the purchase method of accounting. The pro forma combined condensed financial statements are based on the respective historical audited financial statements and related notes of Phone.com and the WAP Business of APiON.

   The pro forma adjustments are preliminary and based on management's estimates of the value of the tangible and intangible assets acquired. The actual adjustments may differ materially from those presented in these pro forma financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to the long-term tangible and intangible assets or, in some circumstances, resulting a charge to the statement of operations. The effect of these changes on the statement of operations will depend on the nature and amounts of the assets and liabilities adjusted. See note 1(b) to the pro forma combined condensed financial statements.

   The unaudited pro forma combined condensed balance sheet assumes that the acquisition took place on September 30, 1999, and combines Phone.com's unaudited September 30, 1999 consolidated balance sheet with the WAP Business of APiON's unaudited June 30, 1999 statement of assets acquired and liabilities assumed. The pro forma combined condensed statement of operations assumes the acquisition took place on July 1, 1998, and combines Phone.com's audited consolidated statement of operations for the year ended June 30, 1999, and unaudited consolidated statement of operations for the three months ended September 30, 1999, with the WAP Business of APiON's audited statement of operations for the year ended March 31, 1999, and the unaudited statement of operations for the three months ended June 30, 1999, respectively.

                                PHONE.COM, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (In thousands)

                                            September 30, 1999
                                   ------------------------------------------
                                      Historical          Pro forma
                                   ----------------- ------------------------
                                   Phone.com  APiON  Adjustments     Combined
                                   ---------  ------ -----------     --------
              ASSETS
Current assets:
  Cash and cash equivalents....... $ 22,425   $  876  $(11,711)(b)   $ 11,590
  Short-term investments..........   95,383       --                   95,383
  Accounts receivable.............   10,474    3,967                   14,441
  Prepaid expenses and other
   current assets.................    1,070      148                    1,218
                                   --------   ------  --------       --------
    Total current assets..........  129,352    4,991   (11,711)       122,632
Property and equipment, net.......    5,944      501                    6,445
Deposits and other assets.........    1,525      525                    2,050
Goodwill and other intangible
 assets, net......................       --       --   244,402 (b)    244,402
                                   --------   ------  --------       --------
                                   $136,821   $6,017  $232,691       $375,529
                                   ========   ======  ========       ========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
Current liabilities:
  Current portion of equipment
   loan and capital lease
   obligations.................... $    424   $  119  $                $  543
  Accounts payable................    2,216    2,179                    4,395
  Accrued expenses................    7,781      331                    8,112
  Deferred revenue................   38,442       --                   38,442
                                   --------   ------  --------       --------
    Total current liabilities.....   48,863    2,629        --         51,492
Equipment loans and capital lease
 obligations, less current
 portion..........................      387      115                      502
                                   --------   ------  --------       --------
    Total liabilities.............   49,250    2,744        --         51,994
                                   --------   ------  --------       --------
Stockholders' equity:
  Common stock....................       62                  2 (b)         64
  Additional paid-in capital......  136,183       --     5,095 (a)
                                                       235,962 (b)    377,240
  Deferred stock compensation.....   (1,106)      --    (5,095)(a)     (6,201)
  Treasury stock..................     (196)      --                     (196)
  Notes receivable from
   stockholders...................     (484)      --                     (484)
  Accumulated (deficit)/net assets
   acquired.......................  (46,888)   3,273    (3,273) (b)   (46,888)
                                   --------   ------  --------       --------
    Total stockholders' equity
     (deficit)....................   87,571    3,273   232,691        323,535
                                   --------   ------  --------       --------
                                   $136,821   $6,017  $232,691       $375,529
                                   ========   ======  ========       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements

                                PHONE.COM, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (In thousands, except per share data)

                                         Year ended June 30, 1999
                                  --------------------------------------------
                                     Historical             Pro forma
                                  ------------------  ------------------------
                                  Phone.com   APiON   Adjustments    Combined
                                  ---------  -------  -----------    ---------
Revenues:
  License.......................  $  5,229   $    --   $             $   5,229
  Maintenance and support
   services.....................     5,921        --                     5,921
  Consulting services...........     2,292        --                     2,292
                                  --------   -------   --------      ---------
    Total revenues..............    13,442        --         --         13,442
                                  --------   -------   --------      ---------
Cost of revenues:
  License.......................       371        --                       371
  Maintenance and support
   services.....................     3,022        --                     3,022
  Consulting services...........     1,146        --                     1,146
                                  --------   -------   --------      ---------
    Total cost of revenues......     4,539        --         --          4,539
                                  --------   -------   --------      ---------
    Gross profit................     8,903        --         --          8,903
                                  --------   -------   --------      ---------
Operating expenses:
  Research and development......    13,082       432                    13,514
  Sales and marketing...........    10,840       227                    11,067
  General and administrative....     4,432       425                     4,857
  Stock-based compensation......     1,011        --      3,821 (c)      4,832
  Amortization of goodwill and
   other intangible assets......        --        --     81,512 (d)     81,512
                                  --------   -------   --------      ---------
    Total operating costs.......    29,365     1,084     85,333        115,782
                                  --------   -------   --------      ---------
    Operating loss..............   (20,462)   (1,084)   (85,333)      (106,879)
Interest income, net............     1,803        --                     1,803
                                  --------   -------   --------      ---------
    Loss before taxes...........   (18,659)   (1,084)   (85,333)      (105,076)
Income taxes....................     2,104       147                     2,251
                                  --------   -------   --------      ---------
    Net loss....................  $(20,763)  $(1,231)  $(85,333)     $(107,327)
                                  ========   =======   ========      =========
Basic and diluted net loss per
 share..........................  $  (1.49)                          $   (6.57)
                                  ========                           =========
Shares used to compute basic and
 diluted net loss per share.....    13,932                2,393 (e)     16,325
                                  ========                           =========

   See accompanying notes to unaudited pro forma combined condensed financial statements

                              PHONE.COM, INC.

      UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   (In thousands, except per share data)

                                       Three months ended September 30,
                                                     1999
                                     ----------------------------------------
                                       Historical          Pro forma
                                     ---------------  -----------------------
                                     Phone.com APiON  Adjustments    Combined
                                     --------- -----  -----------    --------
Revenues:
  License...........................  $ 5,262  $  --   $             $  5,262
  Maintenance and support services..    2,465     --                    2,465
  Consulting services...............      820     --                      820
                                      -------  -----   --------      --------
    Total revenues..................    8,547     --         --         8,547
                                      -------  -----   --------      --------
Cost of revenues:
  License...........................      228     --                      228
  Maintenance and support services..    1,585     --                    1,585
  Consulting services...............      537     --                      537
                                      -------  -----   --------      --------
    Total cost of revenues..........    2,350     --         --         2,350
                                      -------  -----   --------      --------
    Gross profit....................    6,197     --         --         6,197
                                      -------  -----   --------      --------
Operating expenses:
  Research and development..........    5,469    185                    5,654
  Sales and marketing...............    4,925    259                    5,184
  General and administrative........    1,938    226                    2,164
  Stock-based compensation..........      212     --        318 (c)       530
  Amortization of goodwill and other
   intangible assets................       --     --     20,367 (d)    20,367
                                      -------  -----   --------      --------
    Total operating costs...........   12,544    670     20,685        33,899
                                      -------  -----   --------      --------
    Operating loss..................   (6,347)  (670)   (20,685)      (27,702)
Interest income, net................    1,498     --                    1,498
                                      -------  -----   --------      --------
    Loss before taxes...............   (4,849)  (670)   (20,685)      (26,204)
Income taxes........................       89     34                      123
                                      -------  -----   --------      --------
    Net loss........................  $(4,938) $(704)  $(20,685)     $(26,327)
                                      =======  =====   ========      ========
Basic and diluted net loss per
 share..............................  $ (0.08)                       $  (0.41)
                                      =======                        ========
Shares used to compute basic and
 diluted net loss per share.........   61,932             2,393 (e)    64,325
                                      =======                        ========

   See accompanying notes to unaudited pro forma combined condensed financial statements

                                PHONE.COM, INC.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1) Unaudited Pro Forma Combined Condensed Balance Sheet

   On October 26, 1999, Phone.com acquired all of the outstanding capital stock of APiON in exchange for 2,393,026 shares of common stock of Phone.com. In addition, the Company agreed to issue cash and common stock to current and former employees of APiON. Former employees of APiON will receive consideration totaling up to approximately $6.5 million of which one third is payable in cash (approximately $2.2 million) upon the closing of this offering and two thirds is payable in common stock of the Company on the one year anniversary of the closing of the acquisition of APiON and is subject to forfeiture upon the occurrence of certain events. Current employees of APiON will receive consideration totaling up to approximately $7.6 million of which one third is payable in cash upon the closing of this offering and one third is payable in common stock of the Company on each of the first two anniversaries of the closing of the acquisition of APiON contingent upon continued employment. The actual number of Phone.com shares to be issued to current and former employees of APiON will depend upon the fair value of Phone.com common stock on the distribution date.

  Common stock issued to former shareholders and cash paid to current and former employees of APiON at the closing of the acquisition is included in the purchase price. Contingent common stock issuable in the future to former employees of APiON will be treated as contingent consideration. The then fair value of the common stock that is issued to the former employees of APiON upon the satisfaction of certain future events will be added to goodwill and amortized over the remaining useful life. Common stock issuable in the future to current employees of APiON is recorded as deferred stock-based compensation.

   The pro forma combined condensed balance sheet as of September 30, 1999 gives effect to the merger as if it had occurred on September 30, 1999.

   The following adjustment has been reflected in the unaudited pro forma combined condensed balance sheet:

     (a) To record deferred stock compensation related to common stock of the Company to be issued to current employees of APiON as follows (in thousands):

   Total consideration................................................. $ 7,642
   Less: cash payable at closing.......................................  (2,547)
                                                                        -------
     Deferred stock-based compensation................................. $ 5,095
                                                                        =======

     The common stock payable to current employees of APiON is payable in equal installments on each of the first two anniversaries of the closing, contingent upon continued employment.

                                PHONE.COM, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL STATEMENTS--(Continued)


     (b) To record common stock issued to stockholders of APiON and record applicable purchase accounting entries.

     Under purchase accounting, the total purchase price will be allocated to APiON's assets and liabilities based on their relative fair values. Allocations are subject to valuations as of the date of the consummation of the acquisition. The amounts and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price to assets purchased are as follows (in thousands):

   Cash (including $2,547 payable to current employees of APiON)..... $  4,711
   Common stock......................................................  235,964
   Estimated transaction costs.......................................    7,000
                                                                      --------
     Total purchase price............................................ $247,675
                                                                      ========

   Cash and cash equivalents......................................... $    876
   Other current assets..............................................    4,115
   Property, plant and equipment and other noncurrent assets.........    1,026
   Liabilities assumed...............................................   (2,744)
                                                                      --------
     Book value of net tangible assets of APiON......................    3,273
   Goodwill and other intangible assets..............................  244,402
                                                                      --------
     Net assets acquired............................................. $247,675
                                                                      ========

     The actual allocation of the purchase price will depend upon the composition of APiON's net assets on the closing date and Phone.com's evaluation of the fair value of the net assets as of the date indicated. Consequently, the actual allocation of the purchase price could differ from that presented above.

(2) Unaudited Pro Forma Combined Condensed Statements of Operations

   The pro forma combined condensed statements of operations give effect to the acquisition as if it had occurred on July 1, 1998.

   The following adjustments have been reflected in the unaudited pro forma combined condensed statement of operations:

     (c) To reflect the accelerated amortization of deferred stock-based compensation associated with common stock of the Company to be issued to current employees of APiON in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. The accelerated amortization results in 75% and 25% of the deferred stock-based compensation being amortized in the first year and second year after the closing of the acquisition of APiON, respectively.

     (d) Adjustment to record the amortization of goodwill and intangible assets resulting from the preliminary allocation of the APiON purchase price. The pro forma adjustment assumes goodwill and other intangible assets will be amortized on a straight-line basis over an estimated life of three years resulting in one-third of the total goodwill and intangible assets of $244.5 million being amortized in the first year after the closing of the acquisition of APiON. The ultimate lives assigned will be determined at the date of acquisition based on the facts and circumstances existing at that date.

     (e) To reflect the shares to be issued as consideration for the acquisition.

                        [LOGO OF PHONE.COM APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount
                                                                     to be Paid
                                                                     ----------
SEC registration fee................................................ $  219,675
NASD filing fee.....................................................     30,500
Nasdaq National Market listing fee..................................     17,500
Printing and engraving expenses.....................................    250,000
Legal fees and expenses.............................................    400,000
Accounting fees and expenses........................................    400,000
Blue Sky qualification fees and expenses............................      5,000
Transfer Agent and Registrar fees...................................     10,000
Miscellaneous fees and expenses.....................................     67,325
                                                                     ----------
  Total............................................................. $1,400,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct of culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Reference is also made to Section 7 of the underwriting agreement contained in Exhibit
1.1 hereto, indemnifying our officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   (a) Since June 30, 1996, we have issued and sold, without payment of any selling commission to any person, except as noted below, the following unregistered securities (the following amounts are adjusted to reflect the stock splits described in paragraph (1) below):

    (1) Prior to completion of our initial public offering, we effected a two-for-three reverse stock split of our outstanding convertible preferred and common stock in which each three outstanding shares of convertible preferred stock was split into two shares of convertible preferred stock and each three outstanding shares of common stock was split into two shares of common stock. In October 1999 we announced a two-for-one stock split of our outstanding common stock, to be effected through a stock dividend payable on or about November 12, 1999, to stockholders of record as of October 29, 1999.

    (2) In October 1996, we issued and sold shares of Series C preferred stock convertible into an aggregate of 5,077,532 shares of common stock to six venture capital funds and three strategic partners for an aggregate purchase price of $9,674,983.

    (3) In January and February 1998, we issued and sold shares of Series D preferred stock convertible into an aggregate of 12,889,754 shares of common stock to 19 venture capital funds, five strategic partners and two individuals for an aggregate purchase price of $32,748,354. Deutsche Morgan Grenfell acted as placement agent in connection with this sale, for which it received usual and customary placement agent fees.

    (4) In March 1999, we issued and sold shares of Series E preferred stock convertible into an aggregate of 4,917,086 shares of common stock to a total of one venture capital fund, five strategic partners and one individual investor for an aggregate purchase price of $17,799,114. Credit Suisse First Boston Corporation acted as placement agent in connection with this sale, for which it received usual and customary placement agent fees.

    (5) As of September 30, 1999, 3,488,922 shares of common stock had been issued to our employees and consultants upon exercise of options or pursuant to restricted stock purchase agreements and 9,783,420 shares of common stock were issuable upon exercise of outstanding options under our 1995 and 1996 stock plans.

    (6) In October 1999 we issued an aggregate of 2,393,026 shares of common stock to 13 former shareholders of APiON Telecoms Ltd. in connection with our acquisition of the outstanding share capital of APiON.

   (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

   The issuance described in Item 15(a)(1) was exempt from registration under
Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities. The issuances described in Items 15(a)(2) through 15(a)(4) and 15(a)(6) to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Items 15(a)(5) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under
Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about Phone.com.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits

  1.1 (1)  Form of Underwriting Agreement.
  3.3 (2)  Amended and Restated Bylaws of the Registrant.
  3.5 (2)  Amended and Restated Certificate of Incorporation of Registrant.
  4.1 (2)  Form of the Registrant's Common Stock Certificate.
  5.1 (1)  Opinion of Venture Law Group, a Professional Corporation.
 10.1 (2)  Form of Indemnification Agreement.
 10.2 (2) 1995 Stock Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.
 10.3 (2) 1996 Stock Plan and form of stock option agreement and restricted stock purchase agreement.
 10.4 (2) 1999 Employee Stock Purchase Plan and form of subscription agree-ment.

 10.5 (2)       1999 Directors' Stock Option Plan and form of stock option agreement.
 10.6 (2)       Fourth Amended and Restated Investor Rights Agreement dated
                March 12, 1999.
 10.7 (2)       Voting Agreement dated January 23, 1998 and amendment thereto.
 10.8 (2)       Lease Agreement dated March 10, 1998 for offices at 800 Chesa-
                peake by and between Registrant and Seaport Centre Associates,
                LLC.
 10.9 (2)       Form of Change of Control Severance Agreement between the Reg-
                istrant and the Registrant's Named Executive Officers.
 10.10 (2)     Relocation Agreement dated December 23, 1996 between the
               Registrant and Charles Parrish.
 10.11 (2)      Warrant Agreements to Purchase Series C Preferred Stock dated
                May 29, 1997 and July 17, 1997 by and between the Registrant and Comdisco, Inc.
 10.12 (2)      Letter Agreement dated August 18, 1997 with Malcolm Bird.
 10.13 (2)      Incentive Compensation Plan for Malcolm Bird dated January 27,
                1999.
 10.14 (2) (3)  OEM Master License Agreement with RSA Data Security dated De-
                cember 2, 1996.
 10.15 (2)      Incentive Compensation Plan for Maurice Jeffery dated March
                19, 1999.
 10.16 (2) (3)  Software License and Support Agreement dated as of May 1,
                1996, with AT&T Wireless Services, Inc., as amended.
 10.17 (2) (3)  Client License Agreement dated as of January 1, 1999, with Matsushita Communication Industrial Co., Ltd.
 10.18 (4)      First Amendment to Lease Agreement dated June 17, 1999, by and between Registrant and Seaport Centre Associates, LLC.
 10.19 (5)      Agreement by and between Registrant and the former sharehold-
                ers of APiON Telecoms Ltd. dated as of October 11, 1999.
 10.20 (5)      Registration Rights Agreement by and between Registrant and the former shareholders of APiON Telecoms Ltd. dated as of Oc-
                tober 26, 1999.
 21 (6)         Subsidiaries of the Registrant.
 23.1           Consent of KPMG LLP, Independent Accountants.
 23.2           Consent of PricewaterhouseCoopers.
 23.3 (1)       Consent of Counsel (included in Exhibit 5.1).
 24.1           Power of Attorney (see page II-5).
 27.1           Financial Data Schedule.

--------

(1) To be filed by amendment.

(2) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-75219).

(3) Confidential treatment has been granted by the Securities and Exchange Commission with respect to certain information in these exhibits.

(4) Incorporated herein by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

(5) Incorporated herein by reference to the exhibit filed with the Company's Form 8-K filed on November 3, 1999.

(6) Previously filed.

(b) Financial Statement Schedules

   Financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on November 4, 1999.

                                          Phone.Com, Inc.

                                                      /s/ Alan Black
                                          By: _________________________________
                                                         Alan Black
                                                Vice President, Finance and
                                                       Administration,
                                                Chief Financial Officer and
                                                          Treasurer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----
          *                          Chairman and Chief Executive   November 4, 1999
____________________________________  Officer (Principal
   Alain Rossmann                     Executive Officer)
      /s/ Alan Black                 Vice President, Finance and    November 4, 1999
____________________________________  Administration, Chief
   Alan Black                         Financial Officer and
                                      Treasurer (Principal
                                      Financial and Accounting
                                      Officer)
         *                           Director                       November 4, 1999
____________________________________
   Roger Evans
         *                           Executive Vice President and   November 4, 1999
____________________________________  Director
   Charles Parrish
         *                           Director                       November 4, 1999
____________________________________
   Reed Hundt
         *                           Director                       November 4, 1999
____________________________________
   David Kronfeld
         *                           Director                       November 4, 1999
____________________________________
   Andrew Verhalen


        /s/ Alan Black
* By: _________________________
       Attorney-in-Fact

                                 Exhibit Index

    Exhibit
    Number                               Description
    -------    ---------------------------------------------------------------
  1.1 (1)       Form of Underwriting Agreement.
  3.3 (2)       Amended and Restated Bylaws of the Registrant.
                Amended and Restated Certificate of Incorporation of Regis-
  3.5 (2)       trant.
  4.1 (2)       Form of the Registrant's Common Stock Certificate.
  5.1 (1)       Opinion of Venture Law Group, a Professional Corporation.
 10.1 (2)       Form of Indemnification Agreement.
 10.2 (2)       1995 Stock Plan, as amended, and form of stock option
                agreement and restricted stock purchase agreement.
 10.3 (2)       1996 Stock Plan and form of stock option agreement and re-
                stricted stock purchase agreement.
 10.4 (2)       1999 Employee Stock Purchase Plan and form of subscription agreement.
 10.5 (2)       1999 Directors' Stock Option Plan and form of stock option agreement.
 10.6 (2)       Fourth Amended and Restated Investor Rights Agreement dated
                March 12, 1999.
 10.7 (2)       Voting Agreement dated January 23, 1998 and amendment thereto.
 10.8 (2)       Lease Agreement dated March 10, 1998 for offices at 800 Chesa-
                peake by and between Registrant and Seaport Centre Associates,
                LLC.
 10.9 (2)       Form of Change of Control Severance Agreement between the Reg-
                istrant and the Registrant's Named Executive Officers.
 10.10 (2)     Relocation Agreement dated December 23, 1996 between the
               Registrant and Charles Parrish.
 10.11 (2)      Warrant Agreements to Purchase Series C Preferred Stock dated
                May 29, 1997 and July 17, 1997 by and between the Registrant and Comdisco, Inc.
 10.12 (2)      Letter Agreement dated August 18, 1997 with Malcolm Bird.
 10.13 (2)      Incentive Compensation Plan for Malcolm Bird dated January 27,
                1999.
 10.14 (2) (3)  OEM Master License Agreement with RSA Data Security dated De-
                cember 2, 1996.
 10.15 (2)      Incentive Compensation Plan for Maurice Jeffery dated March
                19, 1999.
 10.16 (2) (3)  Software License and Support Agreement dated as of May 1,
                1996, with AT&T Wireless Services, Inc., as amended.
 10.17 (2) (3)  Client License Agreement dated as of January 1, 1999, with Matsushita Communication Industrial Co., Ltd.
 10.18 (4)      First Amendment to Lease Agreement dated June 17, 1999, by and between Registrant and Seaport Centre Associates, LLC.
 10.19 (5)      Agreement by and between Registrant and the former sharehold-
                ers of APiON Telecoms Ltd. dated as of October 11, 1999.
 10.20 (5)      Registration Rights Agreement by and between Registrant and the former shareholders of APiON Telecoms Ltd. dated as of Oc-
                tober 26, 1999.
 21 (6)         Subsidiaries of the Registrant.
 23.1           Consent of KPMG LLP, Independent Accountants.
 23.2           Consent of PricewaterhouseCoopers.
 23.3 (1)       Consent of Counsel (included in Exhibit 5.1).
 24.1           Power of Attorney (see page II-5).
 27.1           Financial Data Schedule.

-------

(1) To be filed by amendment.

(2) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-75219).

(3) Confidential treatment has been granted by the Securities and Exchange Commission with respect to certain information in these exhibits.

(4) Incorporated herein by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

(5) Incorporated herein by reference to the exhibit filed with the Company's Form 8-K filed on November 3, 1999.

(6) Previously filed.